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As filed with the Securities and Exchange Commission on September 28, 2006

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DATAPATH, INC.
(Exact name of registrant as specified in its charter)

Georgia (State or other jurisdiction of incorporation or organization)	3669 (Primary Standard Industrial Classification Code)	58-2256153 (I.R.S. Employer Identification Number)

3095 Satellite Boulevard
Duluth, Georgia 30096
(678) 855-3800
(Address, including zip code, and telephone number,
including area code, of Registrant's principal executive officers)

Andy D. Mullins
President and Chief Executive Officer
3095 Satellite Boulevard
Duluth, Georgia 30096
(678) 855-3800
(Name, address, including zip code, and Telephone Number,
including area code, of agent for service)

Copies Requested to:

Glenn W. Sturm, Esq.
Steven L. Berson, Esq.
Keri Chayavadhanangkur, Esq.
Nelson Mullins Riley & Scarborough LLP
999 Peachtree Street, NE
14th Floor
Atlanta, Georgia 30309
Telephone: (404) 817-6000
Fax: (404) 817-6050

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box.    ☒

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered	Proposed maximum offering price per share(1)	Proposed maximum aggregate offering price	Amount of registration fee

Common Stock, no par value per share	31,460,000	$11.00	$346,060,000	$37,028.42

(1)
Estimated solely for the purpose of calculating the registration fee under Rule 457(c) under the Securities Act. No exchange or over-the-counter-market exists for the registrant's common stock; however, shares of the registrant's common stock issued to qualified institution buyers, non-U.S. persons pursuant to Regulation S under the Securities Act and accredited investors in connection with its June 2006, private equity placement are eligible for the PORTAL Market®. The last sale of shares of the registrant's common stock that was eligible for PORTAL, of which the registrant is aware, occurred on September [    ], 2006 at a price of [$            ].

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated September 28, 2006

Prospectus

31,460,000 Shares
Common Stock

        DataPath, Inc., a Georgia corporation, is a leading provider of satellite communications networks, primarily for the U.S. Department of Defense. Our networks transmit and receive information used for military command, control, communications, computation, intelligence, surveillance and reconnaissance purposes. We also provide engineering staff to install, optimize, operate and maintain these networks.

        This prospectus relates to up to 31,460,000 shares of our common stock which may be offered for sale by the selling shareholders named in this prospectus. The selling shareholders acquired the shares of common stock offered by this prospectus in private equity placements. We are registering the offer and sale of the shares of common stock to satisfy registration rights we have granted.

        We are not selling any shares of common stock under this prospectus and will not receive any proceeds from the sale of common stock by the selling shareholders. The shares of common stock to which this prospectus relates may be offered and sold from time to time directly from the selling shareholders or alternatively through underwriters or broker dealers or agents. The shares of common stock may be sold in one or more transactions, at fixed prices, at prevailing market prices at the time of sale or at negotiated prices. Please read "Plan of Distribution."

        We intend to apply to list our common stock on [                        ] under the symbol ["            "].

        Investing in our common stock involves a high degree of risk. You should read the section entitled "Risk Factors" beginning on page 7 for a discussion of certain risk factors that you should consider before investing in our common stock.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2006

        You should rely on information contained in this prospectus or in any related free writing prospectus filed with the Securities and Exchange Commission and used or referred to in an offering to you of these securities. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus, but it does not contain all of the information that you may consider important in making your investment decision. Therefore, you should read the entire prospectus carefully, including, in particular, the "Risk Factors" section and the financial statements and related notes included elsewhere in this prospectus. As used in this prospectus, unless the context otherwise requires or indicates, references to "DataPath," "the Company," "we," "our," and "us" refer to DataPath, Inc. Unless otherwise indicated, all information in this prospectus, including share and per share data, has been adjusted to give effect to the 1.40169295-for-1 stock split effected as a share dividend on May 28, 2006.

About DataPath

        We are a leading provider of satellite communications networks, primarily for the U.S. Department of Defense ("DoD"). Our networks transmit and receive information used for military command, control, communications, computation, intelligence, surveillance and reconnaissance ("C4ISR") purposes. Specifically, we design, engineer, integrate and produce earth stations and earth terminals that transmit information via orbiting satellites, forming satellite communications networks that connect multiple users anywhere around the world. Many of our earth terminals are designed to be mobile, rugged and operational in any terrain. In addition, our satellite communications networks integrate with terrestrial wired and wireless systems. We also provide engineering staff to install, optimize, operate and maintain these networks.

        We primarily sell our products and services in the market segments for C4ISR programs. According to Frost & Sullivan, the DoD has requested a budget of $27.4 billion in fiscal year 2007 for C4ISR programs. Many of these C4ISR programs support the goal of the U.S. government to achieve information superiority through network-centric operations. Information superiority enables the U.S. military to address asymmetric threats such as terrorism, insurgency, guerrilla warfare or other non-traditional forms of warfare, and it strengthens the emergency response capabilities of federal, state and local government agencies. We offer a broad line of portable, mobile, transportable, fixed and custom satellite communications networks that directly support the network-centric operations of the U.S. government.

        Our networks are used primarily for U.S. military applications to support combat and non-combat operations. We serve as a prime contractor on the satellite communications ("SATCOM") component of the U.S. Army's Joint Network Node ("JNN"), the network-centric communications infrastructure that provides reliable and portable communications to the U.S. Army. Battle-tested in Afghanistan (supporting Operation Enduring Freedom) and in Iraq (supporting Operation Iraqi Freedom), our networks have been deployed quickly and have functioned reliably despite rugged terrain and harsh conditions. Our non-combat deployments include the installation and operation of a teleport that connected military and commercial satellite networks for the Defense Information Systems Agency ("DISA") and the provision of portable satellite communications networks to states affected by Hurricanes Katrina and Rita in 2005. More than 600 of our systems have been deployed to date.

        We differentiate our offerings through our innovative and flexible design methodology, including the use of best-of-breed, commercial-off-the-shelf ("COTS") components, self-funding of working prototypes, and the integration of key suppliers in the design process. Our design process results in several business and technological benefits, including the following:

  •
  shorter design and production cycles that enable faster times to market;

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  lower initial and life-cycle product costs;

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  easier and faster adaptation of our technology to different platforms and environments;

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  networks that meet the speed, mobility, bandwidth, interoperability and customization needs of our customers; and

  •
  greater control over intellectual property.

        We have achieved a high rate of growth, substantially all of which is organic. Our revenues and diluted earnings per share grew from $44.0 million and $0.02 per share, respectively, in 2003 to $237.2 million and $0.52 per share, respectively in 2005. Likewise, our revenues and diluted earnings per share grew from $91.9 million and $0.18 per share, respectively, for the six months ended July 1, 2005, to $131.1 million and $0.27 per share, respectively, for the six months ended June 30, 2006.

        For the twelve months ended December 31, 2005, substantially all of our revenues were derived from contracts with the U.S. government, primarily with the DoD, in which we acted as prime contractor. As of December 31, 2005 and June 30, 2006, our total backlog was approximately $156 million and $258 million, respectively.

Industry Trends

        We derive our revenues primarily from the DoD, specifically the C4ISR segments. We plan to augment our revenue by targeting customers in the U.S. Department of Homeland Security ("DHS"), state and local emergency responders and international markets, as well as commercial broadband end users. We expect the following trends in the U.S. and European military markets to affect our business:

  •
  Enhanced Role of Network-Centric Operations and Network Communications.    The modern military demands a networked force that can access real time information to create actionable intelligence in order to improve situational awareness and achieve information superiority.

  •
  Growing Demand for COTS-Based Solutions.    The military's demand for COTS-based solutions is growing because COTS-based solutions are easier to implement, quicker to deploy and less expensive, and thus provide flexibility and facilitate interoperability.

  •
  Expanding Bandwidth Needs.    The need to deliver more and higher quality images, voice and other actionable data increases the demand for satellite earth terminals and wireless networks.

  •
  Changing Nature of Warfare Requires Mobile and Proactive Capability.    The need for the U.S., North Atlantic Treaty Organization ("NATO") and European Union militaries to respond more effectively to asymmetric threats increases demands for products that provide dynamic communications and surveillance capabilities and that can operate in hostile and unpredictable environments.

Competitive Advantages

        We believe our competitive advantages include the following:

  •
  Innovative Network Design Methodology.    Our design methodology, including the use of COTS-based components, enables us to provide innovative designs that meet the speed, mobility, bandwidth, interoperability and customization needs of our customers.

  •
  Large Installed Base of Systems.    The experience we have gained in developing and deploying more than 600 systems has enabled us to refine and improve our designs, add features and improve performance.

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  Strong Customer Relationships and Industry Reputation.    Our experience in operating satellite earth terminals in active military theaters provides us a deep understanding of the DoD's network-centric warfare transformation plan and leads to strong relationships with our customers.

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  Vendor Relationships.    Collaboration with our strategic vendors results in distinct, innovative functionality in our systems and networks. This collaborative effort with our vendors enables shorter development cycles and time to market relative to our competitors.

  •
  Experienced and Proven Management Team.    Our senior management team has substantial experience in the technology, telecommunications and defense industries.

Growth Strategy

        The key elements of our growth strategy are summarized below:

  •
  Grow Our Current Customer Base.    We believe there is a significant opportunity to grow our customer base across the DoD, the DHS, the U.S. intelligence agencies, other federal and state agencies and international governments that are U.S. allies.

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  Expand Breadth of Products and Services.    We intend to expand our products and services to meet additional needs of our existing customers and to enter new markets, including offering a fully scaleable wireless broadband solution integrated within our current product line and developing smaller satellite communications systems that interface with user-supplied devices.

  •
  Continue to Capitalize on Trends and Spending for Network-Centric Operations.    We are currently designing and developing systems to capitalize on the further implementation of network-centric operations, including communications on-the-move and products that provide bandwidth efficiencies.

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  Continue to Seek Strategic Vendor Relationships.    We will continue to expand our relationships with existing and new vendors to develop new products, while seeking to maintain the ownership of our distinct and proprietary designs.

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  Pursue Strategic Acquisitions.    We will pursue strategic acquisitions consistent with our engineering and design expertise in order to gain immediate access to new technologies, thus enabling us to capitalize quickly on emerging market opportunities.

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  Expand Operational and Maintenance Support Services.    We believe our customers prefer to have one vendor provide maintenance and support for each communication network site (including equipment manufactured by other vendors).

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  Expand Software Systems.    We have recently enhanced our core competencies to address emerging market requirements in the areas of Bayesian inference modeling (utilizing knowledge of prior events to predict the probability of future events), knowledge discovery, sensor fusion and environmental monitoring. These enhanced competencies complement the existing capabilities of our monitor and control software.

Corporate Information

        We were incorporated in July 1996 as a Georgia corporation. Our principal executive offices are located at 3095 Satellite Boulevard, Duluth, Georgia 30096. Our website is www.datapath.com, and our telephone number is (866) 855-3800. Information on our website is not incorporated into this prospectus and should not be relied upon in determining whether to make an investment in our common stock.

        In June 2006, we completed a private placement of 31,460,000 shares of our common stock to qualified institutional buyers, non-U.S. persons and accredited investors (the "June 2006 Private Placement"). We received net proceeds of $321.8 million (after purchaser's discount and placement fees) from the June 2006 Private Placement. We used $308.2 million of the net proceeds to purchase and retire 30,126,667 shares of our common stock from our primary shareholder, DPI Holdings, LLC ("DPI Holdings"). The remaining net proceeds of $9.2 million (after purchaser's discount, placement fees and expenses) from the June 2006 Private Placement will be used for working capital purposes.

The Offering

        The following summary is provided solely for your convenience. This summary is not intended to be complete. You should read the full text and more specific details contained elsewhere in this prospectus. For a more detailed description of the common stock, see "Description of Capital Stock."

Common stock offered by selling shareholders(1)	31,460,000 shares
Common stock outstanding after the offering	43,403,745 shares
Dividend policy	We do not anticipate paying cash dividends on shares of our common stock for the foreseeable future.
Use of proceeds	We will not receive any of the proceeds from the sale of the shares of common stock by the selling shareholders.
Listing	We have applied to list our common stock on the [ ] under the symbol [" "].

(1)
See "Selling Shareholders" for more information on the selling shareholders.

Risk Factors

        You should carefully consider all of the information contained in this prospectus prior to investing in the common stock. In particular, we urge you to carefully consider the information set forth under "Risk Factors" beginning on page 7 for a discussion of risks and uncertainties relating to our business and an investment in our common stock.

SUMMARY FINANCIAL DATA
(in thousands, except per share data)

        The following summary of our financial information should be read with, and is qualified by reference to, our financial statements, the related notes appearing at the end of this prospectus and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus. The financial information for the years ended December 31, 2001 and 2002 are unaudited and reflect the results of operations of the Predecessor as it existed in those years. The combined Predecessor and Successor 2004 year is also unaudited and non-GAAP but is presented for illustrative purposes. The data for the year ended December 31, 2003, nine months ended September 30, 2004, three months ended December 31, 2004 and year ended December 31, 2005 and as of December 31, 2004 and 2005 is derived from our financial statements audited by Deloitte & Touche, LLP, our independent auditors. The data for the six months ended June 30, 2006 and July 1, 2005 and as of July 1, 2005 and June 30, 2006 is derived from our unaudited financial statements included elsewhere in this prospectus. Our historical results for any prior period are not necessarily indicative of results to be expected for any future period. The share and per share financial data presented below has been adjusted to give effect to the 1.40169295-for-1 stock split effected as a share dividend on May 28, 2006. In September 2004, DPI Holdings acquired us. For accounting purposes, our Company as it existed prior to the time DPI Holdings acquired us is referred to as our "Predecessor," and our Company as it has existed since the acquisition is referred to as "Successor."

        The Successor's business strategy and operations have changed substantially since the Predecessor's. For example, in 2001 and 2002 the Predecessor focused more on selling to commercial customers and building custom solutions for all its customers. Since 2004, the Successor has focused more on selling to government-related customers and implementing more of a mass production model of delivery to these customers. The results of the Predecessor and the Successor are not comparable.

	Successor	Combined(1) Predecessor and Successor	Successor	Predecessor				Successor
	Year Ended December 31, 2005	Year Ended December 31, 2004	Three Months Ended December 31, 2004	Nine Months Ended September 30, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	Six Months Ended June 30, 2006	Six Months Ended July 1, 2005
		(unaudited)				(unaudited)	(unaudited)	(unaudited)	(unaudited)
Income Statement Data:
Revenues:
Product	$207,425	$69,050	$21,801	$47,249	$34,478	$17,947	$8,707	$107,253	$79,055
Services	29,740	16,810	5,326	11,484	9,484	13,790	3,451	23,845	12,893

Total revenues	237,165	85,860	27,127	58,733	43,962	31,737	12,158	131,098	91,948
Cost of revenues:
Product	140,332	48,679	13,847	34,832	27,583	12,168	4,187	69,656	55,695
Services	20,837	14,891	6,640	8,251	8,347	13,171	5,614	18,203	9,246

Total cost of revenues	161,169	63,570	20,487	43,083	35,930	25,339	9,801	87,859	64,941

Gross profit	75,996	22,290	6,640	15,650	8,032	6,398	2,357	43,239	27,007
Operating expenses:
Sales and marketing	9,975	1,850	625	1,225	1,196	536	225	5,287	2,710
Research and development	2,563	1,325	499	826	386	2	—	1,272	802
General and administrative	28,283	8,169	3,057	5,112	5,430	1,898	1,467	19,079	10,413
Lease abandonment expense	1,100	—	—	—	—	—	—	—	1,100
Legal settlement	—	—	—	—	—	—	—	(1,907)	—

Operating income	34,075	10,946	2,459	8,487	1,020	3,962	665	19,508	11,982
Interest expense	2,921	608	493	115	19	3	—	1,757	1,201
Interest income	—	—	—	—	—	—	—	(381)	—
Other (income) expense	37	(315)	—	(315)	(27)	115	—	(14)	(81)

Income before income taxes	31,117	10,653	1,966	8,687	1,028	3,844	665	18,146	10,862
Income taxes	8,914	4,048	747	3,301	390	1,399	268	6,156	3,112

Net income	$22,203	$6,605	$1,219	$5,386	$638	$2,445	$397	$11,990	$7,750

	Successor	Combined(1) Predecessor and Successor	Successor	Predecessor				Successor
	Year Ended December 31, 2005	Year Ended December 31, 2004	Three Months Ended December 31, 2004	Nine Months Ended September 30, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	Six Months Ended June 30, 2006	Six Months Ended July 1, 2005
		(unaudited)				(unaudited)	(unaudited)	(unaudited)	(unaudited)
Earnings Per Share Data:
Earnings per share, basic	$0.53	$0.16	$0.03	$0.13	$0.02	$0.08	$0.01	$0.29	$0.18
Earnings per share, diluted	$0.52	$0.16	$0.03	$0.13	$0.02	$0.08	$0.01	$0.27	$0.18
Weighted average shares outstanding, basic	42,051	42,051	42,051	42,051	42,051	30,000	30,000	42,062	42,051
Weighted average shares outstanding, diluted	43,108	42,051	42,051	42,051	42,051	30,000	30,000	43,474	43,157
Other Financial Data:
Capital expenditures	$2,613	$796	$246	$550	$230	$175	$49	$3,236	$1,295
Cash provided by (used in) operating activities	(12,286)	9,324	8,973	351	1,981	2,501	(16)	7,355	3,320
Reconciliation of Non-GAAP Measures:
Cash provided by (used in) operating activities	$(12,286)	$9,324	$8,973	$351	$1,981	$2,501	$(16)	$7,355	$3,320
Change in operating assets & liabilities	33,370	(2,120)	(7,498)	5,378	(1,155)	1,427	716	5,674	5,928
Gain (loss) on disposal of property and equipment	(316)	(186)	(11)	(175)	(24)	(115)	—	4	(183)
Provision for losses on accounts receivable	—	—	—	—	—	—	—	(807)	—
Interest expense, paid-in-kind	(331)	(126)	(126)	—	—	—	—	—	(218)
Stock compensation expense	(121)	—	—	—	—	—	—	(456)	—
Other	197	106	(28)	134	53	—	(1)	172	(748)
Deferred income taxes	3,128	—	—	—	—	(1,263)	(248)	1,124	—
Income taxes	8,914	4,048	747	3,301	390	1,399	268	6,156	3,112
Interest expense	2,921	608	493	115	19	3	—	1,757	1,200
Interest income	—	—	—	—	—	—	—	(382)	—

EBITDA(2)	$35,476	$11,654	$2,550	$9,104	$1,264	$3,952	$719	$20,597	$12,411

Balance Sheet Data:
Cash and cash equivalents	$9,369	$9,790	$9,790	$3,549	$3,903	$2,362	$245	$36,490	$15,265
Current assets	88,249	27,486	27,486	24,779	11,820	17,550	6,845	115,109	58,461
Current liabilities	76,738	27,493	27,493	15,744	8,515	14,573	6,133	39,775	51,353
Total assets	109,184	44,976	44,976	41,368	12,432	18,121	7,035	140,165	76,849
Total long-term debt	1,046	8,297	8,297	17,961	—	201	—	51,575	8,560
Shareholders' equity	$31,206	$8,882	$8,882	$7,663	$3,917	$3,347	$902	$48,596	$16,632

(1)
In accordance with GAAP, we have separated our historical financial results for the Predecessor and the Successor periods. The separate presentation is required under GAAP when there is a change in accounting basis, which occurred when purchase accounting was applied in connection with the change in ownership. The combined twelve months represents the nine months ended September 30, 2004 for the Predecessor and the three months ended December 31, 2004 for the Successor and are presented for illustrative purposes only. These combined results are not intended to represent what our operating results would have been had the change in ownership occurred at the beginning of the period.

(2)
See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Use of Non-GAAP Financial Measures".

RISK FACTORS

        You should consider carefully each of the risks described below, together with all of the other information contained in this prospectus, before deciding to invest in our common stock. If any of the risks outlined herein occurs, our business, financial condition or results of operations may suffer. As a result, the price of our common stock could decline and you could lose part or all of your investment in our common stock.

Risks Related to our Business

  We may be unable to sustain our historical growth rate; our rapid growth could strain our managerial, operational and financial resources; and our failure to manage our growth could cause our business to suffer.

        We have experienced significant growth in a short period of time. Our revenues have increased from $44.0 million in 2003 to $237.2 million in 2005, and we have grown from 174 employees on December 31, 2004 to 568 employees on August 31, 2006. We may not be able to sustain similar growth rates in future periods. You should not rely on our operating results for any prior quarterly or annual periods as an indication of our future operating performance. If we are unable to maintain adequate revenue growth, our financial results could suffer.

        Our internal growth and acquisitions since our acquisition by DPI Holdings in September 2004 (including our acquisitions of M&C Systems, Inc. in April 2005 and Third Rail Americas, Inc. in December 2005) have placed great demands on our business, particularly our managerial, operational and financial personnel and systems. Additional internal growth and acquisitions may further strain our resources. We cannot assure you that our systems, procedures, controls and existing facilities will be adequate to support the expansion of our operations while maintaining adequate levels of customer service and satisfaction. Our future operating results will depend substantially on the ability of our officers and key employees to manage changing business conditions and to implement and improve our technical, administrative, financial control and reporting systems. Our failure to respond to and manage changing business conditions as we expand could diminish the quality of our products and services, result in the loss of customers and weaken our operating results.

  We derive, and expect to continue to derive, most of our revenues from the sale of mobile and portable satellite communications products to the U.S. government and, in particular, to the U.S. military, and any reduction in the U.S. government's demand for these products could adversely affect our business, financial condition and results of operations.

        In 2005, $199.4 million, or 84.1%, of our revenues were derived from sales of mobile and portable satellite earth terminals to the U.S. military, and $158.2 million, or 66.7%, of our 2005 revenues were derived from sales of our DataPath ET 3000 Portable™, which is a trailer-based satellite earth terminal that delivers communications-on-the-quick-halt ("COTQH"). Although the market for satellite communications systems for military and other uses has grown substantially in recent years and continued growth is currently forecasted, there can be no assurance that such growth will continue. A reduction in demand for satellite communications systems, or a reduction in the growth rate of such demand, could result in reduced sales of our products. Moreover, such changes in demand could be significant and sudden. Any reduction in the demand (particularly by the U.S. military) for satellite communications systems generally—and for mobile or portable systems delivering COTQH solutions in particular—would have a material adverse effect on our business, financial condition and results of operations.

  Our business is substantially dependent on sales to the U.S. government, particularly to the military services and other agencies of the DoD. Our success depends, in part, on our ability to continue to win and perform U.S. government contracts that are awarded through competitive bidding processes that involve risks not present in the commercial contracting process.

        We depend on contracts with the U.S. government, particularly with the U.S. Army and other agencies of the DoD, for a substantial majority of our revenues. For the year ended December 31, 2005, we derived substantially all of our revenues, directly or indirectly, from contracts or subcontracts with the U.S. government and agencies of the U.S. government. We expect that a significant portion of business in the foreseeable future will be awarded pursuant to U.S. government contracts or subcontracts related to DoD programs and procurements. Competition for, and negotiation and award of, U.S. government contracts present varied risks, many of which are not typically present in commercial contracting, including, but not limited to:

  •
  the need to bid on programs in advance of the completion of the detailed design of the solution which may result in unforeseen technological difficulties and cost overruns;

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  investment of substantial time and resources by management for the preparation of bids and proposals with no assurance a contract will be awarded to us;

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  the requirement to certify as to compliance with numerous laws (for example, antitrust, socio-economic, small business and domestic preference) for which a false or incorrect certification can lead to substantial civil and criminal penalties;

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  the need to estimate accurately the resources and cost structure required to service a contract; and

  •
  the expenses and delays that we might suffer if our competitors protest a contract award to us, including the potential that the contract may be terminated and a new bid competition conducted.

        If we are unable to win contracts awarded through the competitive bidding process, we may not be able to operate in the market for products and/or services that are provided under those contracts for a number of years. If we are unable to consistently win new contract awards over any extended period, or if we fail to anticipate all of the costs and resources that will be required to secure and perform such contract awards, our growth strategy and our business, financial condition and results of operations could be materially and adversely affected.

  We depend on revenues from a few significant contracts, and any loss or cancellation of, or any reduction or delay in, any of these contracts could significantly harm our business and financial results.

        From time to time, including recent periods, we have derived a significant portion of our revenue from a few significant contracts. In the future, we may enter into one or more contracts that will constitute a significant portion of our revenue during the period of contract performance. If any of our significant current or future contracts were terminated or our work under those contracts were decreased, our revenues and net income could significantly decline. Our success will depend on our continued ability to develop and manage relationships with our significant customers. There is no assurance that we will be able to diversify our customer base and decrease revenue concentration in the near future. Our dependence on large orders from a relatively small number of customers makes our relationship with each customer critical to our business. We cannot assure you that we will be able to retain our largest customers, that we will be able to attract additional customers or that our customers will continue to buy our products and services in the same volumes as in prior years. In addition, virtually all of our contracts with the U.S. government contain provisions that allow the U.S. government to terminate or modify the terms of the contract, including solely at the U.S. government's convenience. The loss of one or more of our largest customers, any reduction or delay in sales to these customers, or our inability to successfully develop relationships with additional customers could adversely affect our business, financial condition and results of operations.

  Our quarterly operating results may vary widely, making it difficult to predict our future operating results or to achieve our earnings forecasts.

        Our quarterly revenues and operating results have in the past, and may in the future, fluctuate significantly, making it difficult to predict our future operating results or to achieve our anticipated or forecasted revenue and earnings. Factors that could cause our operating results to fluctuate include:

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  the forecasting, scheduling, rescheduling, or cancellation of orders by our customers;

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  commencement, completion or termination of contracts during any particular quarter;

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  variable purchasing patterns under U.S. government contracts, blanket purchase agreements and indefinite delivery, indefinite quantity contracts;

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  the timing, performance and pricing of new product introductions by our competitors;

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  the mix of products that we sell;

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  the length of our sales cycles;

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  changes in Presidential administrations and senior U.S. government officials that affect the timing of procurement and the selection of products or services procured;

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  changes in policy or budgetary measures that adversely affect U.S. government contracts in general;

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  acquisitions of other businesses, spin-offs, strategic partnerships, joint ventures, restructurings, divestitures or business combinations; and

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  our ability to accurately or adequately forecast the demand for our products and services and our ability to deliver products and services within a given quarter.

        Changes in the number of contracts commenced, completed or terminated during any quarter may cause significant variations in our results of operations because a relatively large amount of our expenses is fixed. We may incur significant operating expenses during the start up and early stages of large contracts and typically do not receive corresponding payments in that same quarter. We may also incur significant or unanticipated expenses when contracts expire or are terminated or when contract options are not exercised. In addition, payments due to us from U.S. government agencies may be delayed due to, among other reasons, billing cycles or as a result of failures of U.S. governmental budgets to gain Congressional and Presidential approval in a timely manner.

        Our ability to project delivery schedules on large contracts is subject to various factors, some of which may be beyond our control. If we fail to provide timely performance, our financial results could be adversely affected, which could severely harm our stock price.

  Our ability to compete is largely dependent on our ability to innovate and integrate more effectively than our competitors. Our business has benefited from industry trends towards COTS-based solutions and industry consolidation. However, our business could suffer if our competitors and/or our suppliers were to undergo significant consolidation or vertical integration that enabled them to innovate, integrate and/or source components more effectively than we do.

        Our future success depends in part on our ability to take advantage of important trends in the defense industry, including the trend towards COTS-based solutions and the trend towards consolidation in the industry. As a mid- to lower-tier systems innovator and integrator, we have benefited from the U.S. military's movement away from requiring military specification ("MILSPEC") based solutions and towards promoting COTS-based solutions, and we believe this trend will continue.

However, this movement towards COTS-based solutions lowers the barriers to entry to other nimble competitors, which could lead to increased competition in our industry.

        There have been a number of consolidations and mergers of defense suppliers in recent years that have reduced the number of participants in the industry—and we expect this trend to continue. As the industry consolidates, the larger defense contractors have narrowed their supplier base, awarding increasingly larger portions of projects to strategic mid- and lower-tier suppliers and, in the process, becoming more oriented towards systems integration and assembly. To date, we have benefited from this trend. However, our ability to compete in this business is largely dependent on our ability to innovate and integrate more effectively than our competitors. If our competitors and/or our suppliers were to undergo significant consolidation or vertical integration that enabled them to innovate, integrate and/or source components more effectively than we do, our ability to compete could be significantly impaired.

  U.S. government funding programs and priorities can quickly change and in ways potentially adverse to our receipt and/or continued performance of particular government contracts.

        Our business depends substantially on the continuation of U.S. government expenditures in transportable, mobile and portable satellite earth terminals and network solutions. We act as a prime contractor or a major subcontractor for several different U.S. government programs, including the U.S. Army's JNN, the U.S. Marine Corps' Support Wide Area Network ("SWAN") and the Gladiator program ("Gladiator") for Tactical Unmanned Ground Vehicles. Although multi-year contracts may be planned and awarded in connection with major procurements and U.S. government programs, Congress generally appropriates funds on a fiscal year basis even though a program or a contract may continue for several years. Consequently, programs or contracts are often partially funded at the outset and additional funds are committed only as Congress reauthorizes appropriations in the annual budgeting process. Thus, even if we are awarded a multi-year contract, the contract may not be fully funded beyond its first year.

        U.S. government programs are subject to uncertain future funding levels that can result in the extension or termination of programs. The funding of U.S. government programs depends on budgetary priorities set by the executive branch and Congress, as reflected in military, defense, homeland security and intelligence policies and decisions that allocate responsibility for projects between the government and private contractors. If Congressional or executive branch priorities change—particularly with respect to any of the major programs for which we act as a prime contractor or major subcontractor, such as JNN, SWAN or Gladiator—our revenues may fall significantly because of delays in the funding process or termination of funding for a government program. A new Presidential Administration or Congress with a different approach to conducting war and confronting terrorism, such as a move to the use of mass force and away from network-centric operations, could result in the delay, reduction or termination of funding to the DoD and other relevant federal, state and local government entities for mobile and portable communications systems. In addition, the termination of a program or failure to commit funds to a prospective program (or a program already started) could affect the amount and timing of revenues from quarter to quarter and from year to year, and could also increase our overall costs of doing business.

  If the U.S. government increases the use of competitive bidding in awarding contracts, our earnings and margins may be adversely affected.

        The U.S. government relies on indefinite delivery, indefinite quantity ("IDIQ") contracts and other procurement vehicles that are subject to a competitive bidding and funding process even after the award of the basic contract, adding an additional element of uncertainty to future funding levels. For example, the U.S. Army has allocated $5.0 billion for a five-year contract for its Worldwide Satellite Systems Program (the "WWSS"). Under the WWSS program, funds will be released based on competitive biding among six prime contractors, including DataPath, on specific task orders under the contract. Under this program, we are subject to competitive bidding for each task order. Delays or changes in the funding process could impact the timing of available funds or lead to changes in program content or termination at the government's convenience. Any increase in competitive bidding may have a material adverse effect on our business, financial condition and results of operations.

  Many of our competitors have longer operating histories, more established products and greater resources.

        We face substantial competition in the satellite communications network markets. Several established and emerging companies offer a variety of products for applications similar to those of our products. Several other companies are actively developing and marketing products that already compete against ours, or may soon do so. Our primary competitors currently include: General Dynamics Corporation; Global SATCOM Technology, Inc.; Harris Corporation; ITT Industries, Inc.; L-3 Communications Corporation; Lockheed Martin Corporation; ManTech International Corporation; Northrop Grumman Corporation; and Raytheon Company. As our business continues to expand and we execute our business strategy, we may face additional competition from large, experienced, diversified firms as well as other highly resourceful small business concerns.

        Many of our competitors have greater financial, engineering, manufacturing and marketing resources than we do. As a result, our competitors may be able to respond more quickly to new or emerging technologies or market developments. In particular, if any of our large competitors becomes more responsive to these emerging technologies and the customers who use these technologies, our competitive position may suffer. Our competitors may be able to provide customers with different or greater capabilities or benefits than we can provide in areas such as technical qualifications, past contract performance, geographic presence, price and the availability of key professional personnel and customer support. In addition, if one of our competitors vertically integrates its operations, it may be able to deliver the smaller, lighter and more powerful products that the market demands at a lower price. Our competitors also have established or may establish relationships among themselves or with third parties that substantially improve their competitive position relative to ours.

        There can be no assurance that we will be able to compete successfully against our current or future competitors. Increased competition is likely to result in price reductions, reduced gross profit margins and loss of market share, any of which would have a material adverse effect on our business, financial condition and results of operations.

  The U.S. government may terminate or modify its existing contracts with us or with contractors for which we are a subcontractor, which could adversely affect our revenues.

        Virtually all contracts with the U.S. government contain termination and changes provisions that give the government rights and remedies not typically found in commercial contracts, including rights that empower the government to:

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  terminate existing contracts for convenience (i.e., without cause);

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  reduce or modify contracts or subcontracts if its requirements or budgetary constraints change;

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  claim rights in products and systems produced by us; and

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  terminate multi-year contracts and related orders if funds for contract performance for any subsequent year are not available.

        If a contract is terminated for convenience, we may recover only our incurred or committed costs, settlement expenses and profit on work completed prior to the termination, and we will not be able to recover profit on unperformed work or other breach of contract damages. If the U.S. government terminates one of our contracts for default, we may not recover even the foregoing amounts and may be liable for excess costs incurred by the U.S. government in procuring undelivered items and services from another source. In addition, a termination for default could have a material adverse effect on our ability to compete for, and receive the award of, future contracts and/or orders.

  If we are unable to fill our backlog of orders, our business will be adversely affected.

        We currently have a backlog of orders, primarily under contracts with the U.S. government. We define backlog as the funded and unfunded amounts awarded in contracts less previously recognized revenue. Funded backlog results from contractually committed amounts that have discrete funds set aside by the customer for payment. Due to our short production cycle, funded backlog typically is recognized as revenue within 12 months. Unfunded backlog includes unexercised contract options and amounts in contracts with no current funding. We sign certain contracts (including for the procurement of, among other items, operations and maintenance ("O&M") services) that typically have annual renewal options, and we include up to one year of renewal options in unfunded backlog (but do not include renewal options for years beyond one year). These renewal options typically are funded annually. As of June 30, 2006, our total backlog was approximately $258 million, of which approximately $120 million was funded and approximately $138 million was unfunded. If we are unable to satisfy the entire backlog of orders, we will not be able to fully recognize the revenues we expect from this backlog, and we could lose the underlying contracts, either of which could have a material adverse effect on our business, financial condition and results of operations. Our ability to convert funded and unfunded backlog into recognizable revenue is inherently uncertain, and investors should not place undue reliance on such backlog amounts.

        In addition, our total backlog is not necessarily indicative of future revenues. Because many factors affect the scheduling of projects, there can be no assurance as to when revenues will be recognized on projects included in our total backlog. Although our funded backlog represents contract amounts that are considered to be firm, there can be no assurance that cancellations or adjustments will not occur. The contracts that comprise our funded and unfunded backlog may be terminated without cause by the customer without reimbursement of certain costs or damages we may have incurred or without other penalties.

  Our system design and development activities rely on extensive use of COTS hardware, and if we are forced to find replacements for the COTS hardware we use, our business could be adversely affected.

        Our system design and development activities rely on extensive use of commercial-off-the-shelf, or COTS, hardware. The COTS hardware we generally use includes antennas, high power amplifiers, converters, controllers, switches, routers and wave form generators. If any of the COTS hardware we use becomes obsolete prematurely, fails to perform as expected, or if our rights to use, modify and resell this COTS hardware are restricted, we would have to find replacement hardware, and that could result in added expenses, schedule or delivery delays, customer dissatisfaction and damages being assessed against us.

  We depend on our suppliers, some of which are limited sources of supply, and the loss of these suppliers could materially and adversely affect our business, results of operations and financial condition.

        We currently obtain some of our critical components and services from limited sources and generally do not maintain significant inventories or have long-term or exclusive supply contracts with our vendors. We have experienced delays in receiving products from vendors from time to time due to lack of availability, quality control, manufacturing problems, shortages of materials or components, or product design difficulties. We may experience delays in the future, and replacement services or products may not be available when needed, or at all, or at commercially reasonable rates or prices. If we were to change some of our vendors, we would have to perform additional testing procedures on the service or product supplied by the new vendors and might have to reconfigure our products to integrate any new components, which could delay the availability of, or make unavailable, our products and services. Furthermore, our costs could increase significantly if we need to change vendors. If we do not receive timely deliveries of quality products and services, or if there are significant increases in the prices of these products or services, our business, financial condition and results of operations could be affected adversely. In addition, because we integrate many of our key vendors into the design and production stages of our products and systems, we may lose certain design advantages, including faster design of prototypes, shorter production cycles, lower prices and enhanced system performance and reliability, if we lose any of these key vendors.

  We have exclusive procurement and marketing rights that key suppliers granted to us with respect to distinct design features incorporated into our products, and the loss of one or more of these exclusive marketing rights could adversely affect our business, financial condition and results of operations.

        As a result of our collaborative design process, we have obtained exclusive procurement and marketing rights from certain key suppliers for distinct design features incorporated into our products. For example, ViaSat, Inc. ("ViaSat") granted us exclusive procurement rights for three years, which expire in January 2008, to a COTS-based 3.9 meter quad-band antenna. Orbital Data, Inc. granted us exclusive marketing rights to an Internet Protocol accelerator with respect to sales to the DoD and its affiliated agencies, for one year periods which automatically renew until terminated by us or Orbital Data, Inc. We have integrated both of these key components into our earth terminals. When our exclusive procurement and marketing rights expire, we may lose our competitive advantage with respect to these design features, which could adversely affect our business, financial condition and results of operations.

  Our business is subject to restrictive federal procurement laws and regulations and other applicable regulations because we are a contractor and subcontractor to the U.S. government.

        As a contractor and subcontractor to the U.S. government, we are subject to various procurement laws and regulations that are generally more restrictive than those applicable to non-government contractors, including, but not limited to, the Federal Acquisition Regulation ("FAR") and the various FAR supplements for the agencies with which we do business. In addition, we are subject to certain socio-economic, labor, antitrust, accounting, ethics and other laws and regulations that do not apply to most non-government contractors. These laws and regulations often impose terms on us or provide rights to the U.S. government that are more favorable to the U.S. government than those typically available to parties in commercial transactions. These laws and regulations, among other things:

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  require that we obtain and maintain material governmental authorizations and approvals to conduct our business as it is currently conducted;

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  require, in certain circumstances, certification and disclosure of cost and pricing data in connection with contract negotiations, as well as various other certifications of compliance with various laws and U.S. government requirements;

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  impose accounting principles that define allowable and unallowable costs and otherwise govern our right to reimbursement under certain cost-based U.S. government contracts;

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  impose restrictive requirements concerning property management, the maintenance and accuracy of records, and subcontracting;

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  allow the U.S. government, in certain circumstances, to withhold, offset or suspend contract payments;

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  allow the U.S. government, in certain circumstances, to claim intellectual property rights (such as patent or data rights) in products and systems developed or produced by us or jointly with the U.S. government;

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  permit the U.S. government to adjust contract costs and fees on the basis of audits completed by its agencies;

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  permit the U.S. government to suspend or debar us from government contracting for contractual, statutory or regulatory violations;

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  impose domestic preference requirements that may require the content of certain products to contain a certain percentage of U.S. manufactured or produced products; and

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  restrict the use and/or dissemination of certain classified or sensitive information.

        These requirements increase our performance and compliance costs. These costs might increase in the future, thereby reducing our margins in a manner that could have a material adverse effect on our business, financial condition and results of operations. Failure to comply with these regulations and requirements could lead to suspension or debarment from U.S. government contracting for a period of time, government audits and investigations, contract terminations, fines or penalties or withholding or setoff of funds otherwise due to us, or administrative, criminal or civil liability. We are also exposed to the risk that an employee could intentionally fail to comply with these regulations and requirements.

        Although we currently qualify as a small business, in the future, to the extent we no longer qualify as a small business, we may be subject to additional accounting requirements by the U.S. government. "Small business" status is measured on a procurement-by-procurement basis, and depends on the number of employees and/or the annual receipts of a company. As a result of our growth, we may in the future exceed the applicable small business size status. The amount of our revenue for 2005 attributable to our small business contracts and subcontracts was immaterial. If we no longer qualify as a small business, we may lose certain advantages that could lead to a rise in our costs.

  Unfavorable U.S. government audit results could force us to adjust previously reported operating results, could affect future operating results and could subject us to a variety of penalties and sanctions.

        U.S. government contracts are subject to significant inspection, compliance and oversight requirements, including by the procuring agency and, in certain circumstances, by the Defense Contract Audit Agency, the Inspectors General of the various federal agencies and the United States Department of Justice. U.S. government agencies inspect, audit and investigate government contractors for performance under their contracts and compliance with applicable laws, regulations, contract requirements and other government standards. The U.S. government also may review the adequacy of, and a contractor's compliance with, its internal control systems and policies, including the contractor's purchasing, property, accounting, estimating, compensation and management information systems. An audit of our work, including an audit of work performed by subcontractors we have hired or may hire, could result in a substantial adjustment of our operating results for the applicable period. For example, with respect to cost-type or "time and materials" contracts, any costs found to be improperly allocated to a specific contract or unallowable will not be reimbursed, and such costs already reimbursed must be refunded, sometimes with penalties and interest.

        Specifically, on September 27, 2006 we received a draft report from the Defense Contracting Audit Agency ("DCAA") in reference to a Report on Audit of Incurred Costs. The report deals with two contracts in which we were a subcontractor and questions approximately $2.3 million of billings during a four year period. We are beginning to research the government's findings identified in its audit report and will work towards a resolution. Based on our preliminary analysis, we believe our billing practices were correct. Pending further analysis and ultimate resolution of matters raised in the audit, we can not determine a range of loss, if any, at this time.

        Responding to U.S. governmental inspections, audits, inquiries or investigations may involve significant expense and divert the attention of our management. If a U.S. government review or investigation uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines, assessment of damages, governmental decisions not to exercise contract options, negative past performance reviews, and suspension or debarment from doing business with the U.S.

government. If we were suspended or debarred from contracting with the U.S. government, if our reputation or relationship with U.S. government agencies was impaired or if the U.S. government otherwise ceased doing business with us or significantly decreased the amount of business it does with us, our revenues and cash flows could be reduced and our business, financial condition and results of operations could be adversely affected.

  We use estimates in our accounting, and changes in our estimates could adversely affect our financial results.

        Contract and program accounting require judgment relative to assessing risks, including risks associated with customer-directed delays and reductions in scheduled deliveries, unfavorable resolutions of claims and contractual matters, judgments associated with estimating contract revenues and costs, and assumptions for schedule and technical issues. Due to the size and nature of many of our contracts, the estimation of total revenues and cost at completion is complicated and subject to many variables. We have to make assumptions regarding the length of time to complete the contract because costs also include expected increases in wages and prices for materials. Because of the significance of the judgments and estimation processes we use, we could record materially different amounts if we used different assumptions or if the underlying circumstances were to change. Changes in underlying assumptions, circumstances or estimates may adversely affect our future financial performance.

  If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent financial fraud. As a result, current and potential shareholders could lose confidence in our financial reporting, which could have an adverse effect on our stock price.

        As a private company, we were not subject to the internal control requirements defined by Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX"). Upon effectiveness of the registration statement of which this prospectus is a part, we will become a public company and, subsequently, will be required to include in our annual report for the year ending December 31, 2007 our assessment of the effectiveness of our internal controls over financial reporting. After becoming subject to Section 404, if we fail to develop reliable financial reports or prevent financial fraud, our ability to obtain subsequent financing as well as our stock price could be reduced.

        We have in the past discovered, and may in the future discover, areas of our internal controls that need improvement. For example, in connection with the audit of our financial statements for the year ended December 31, 2005, our independent auditors noted in a letter to our audit committee certain reportable conditions in our internal controls regarding financial reporting and offered suggestions regarding our internal controls and operations. A "reportable condition" involves weaknesses in the design or operation of internal controls that could adversely affect a company's ability to record, process, summarize and report financial information. Specifically, our auditors noted a deficiency due to our lack of a formal process to assess the risk of misstatement of our financial statements and certain deficiencies in our financial close and reporting process.

        Due to the accumulation of several significant deficiencies that were observed during the closing and reporting process in connection with the preparation of our unaudited financial statements for the six months ended June 30, 2006, our management determined that a material weakness existed as of and for the period ended June 30, 2006.

        These deficiencies arose in part because we have experienced rapid growth and therefore have lacked appropriate systems, procedures and depth of personnel with sufficient experience. In response to these concerns, we have hired additional accounting personnel, established an internal audit department, hired a consulting firm to assist us in evaluating our internal controls, and added a new chief financial officer. We also intend to hire additional financial professionals with a background in public reporting responsibilities, and we intend to add further to our finance, control and reporting staff in order to meet our public reporting responsibilities. To improve the timeliness and accuracy of our financial reporting, we have also implemented a new enterprise resource planning system. Further, we intend to establish a more formally documented system of internal controls. We are beginning a comprehensive documentation and evaluation of our internal controls processes in order to identify additional areas for improvement as well as in anticipation of our future requirements under SOX.

        Although we have taken steps (and will continue to take steps) to address these issues, we cannot be certain that our efforts to hire additional personnel and improve our internal controls will be successful or that we will be able to maintain adequate controls over our financial processes and reporting in the future. Any failure to develop or maintain effective controls could harm our operating results, cause us to fail to meet our reporting obligations, or cause investors to lose confidence in our reported financial information, which would likely have an adverse effect on our stock price.

  Once we become a public company, we will incur significant increased operating costs and our management will be required to devote substantial time to new compliance initiatives.

        Once we become a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, SOX, as well as rules subsequently implemented by the Securities and Exchange Commission (the "SEC"), The Nasdaq Stock Market, Inc.® and the New York Stock Exchange have imposed various new requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

        SOX requires, among other things, that we maintain effective internal controls for financial reporting and disclosure controls and procedures. In particular, commencing in fiscal year 2007, SOX would require us to perform system and process evaluation and testing of our internal controls over financial reporting to enable management and our independent auditors to report on the effectiveness of internal controls over financial reporting, as required by Section 404 of SOX. Our testing—or the subsequent testing by our independent auditors—may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we incur substantial accounting, legal and consulting expenses and expend significant management efforts. We have only recently added an internal audit function, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent auditors identify deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the SEC, our listing stock exchange, or other regulatory authorities, which would require additional financial and management resources.

  We might require additional capital to support business growth. This capital might not be available to us on favorable terms or at all or we might not accurately forecast our future capital needs, which could adversely impact our growth, results of operations and the market value of our common stock.

        We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the acquisition and integration of additional businesses, enhancing existing products and services and further developing our sales and marketing channels and capabilities. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock, including shares of common stock sold in this offering. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Our existing $100 million senior secured credit facility (the "Senior Secured Credit Facility") with Citicorp North America, Inc. ("Citicorp") contains such restrictive covenants and also requires us to satisfy several financial tests. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. Furthermore, we may not accurately forecast when we need additional capital to support the growth of our operations. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, or if we are unable to accurately forecast our future capital needs, our ability to continue to support our business growth and to respond to business challenges could be significantly limited.

  If we were to lose the services of our senior management team, our business would suffer.

        Our senior management team has substantial experience managing strategic business growth in the technology, telecommunications and defense industries. Our CEO and the heads of our business units have an average of more than 30 years of experience in management. Our future success depends in a large part upon the continued service of these key members of our senior management team. Our senior management team is critical to the overall management of our business as well as the development of our technology, our culture and our strategic direction. While we have employment agreements with certain members of our senior management team, we do not maintain key-person life insurance policies on their lives. The loss of any of our senior management or key personnel could seriously harm our business.

  We depend on the recruitment and retention of qualified personnel, and our failure to attract and retain such personnel could seriously harm our business.

        Due to the specialized nature of our business, our future performance is highly dependent upon the continued services of our key engineering personnel and managers. Certain of our contracts and subcontracts identify key personnel who cannot be replaced without the customer's authorization. Our future business depends upon our ability to attract and retain qualified engineering, manufacturing, marketing, sales and management personnel for our operations. Competition for personnel is intense, and confidentiality and covenant-not-to-compete agreements may restrict our ability to hire individuals employed by other companies. Therefore, we may not be successful in attracting or retaining qualified personnel. Our failure to attract and retain qualified personnel could seriously harm our business, results of operations and financial condition. Furthermore, we may not be able to accurately forecast our needs for additional personnel, which could adversely affect our ability to grow.

  We may engage in strategic transactions that could result in significant charges and management disruption, and fail to enhance shareholder value.

        From time to time, we may consider and engage in strategic transactions and alternatives with the goal of maximizing shareholder value. These strategic transactions may entail a high degree of risk. We will continue to evaluate potential strategic transactions and alternatives we believe may enhance shareholder value. These potential future transactions may include a variety of different business arrangements, including acquisitions, spin-offs, strategic partnerships, joint ventures, restructurings, divestitures, business combinations and investments. Although our goal is to maximize shareholder value, these transactions involve significant risks and uncertainties. These risks and uncertainties include:

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  the difficulty of integrating newly-acquired businesses and operations in an efficient and effective manner;

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  the risk of incurring non-recurring or other charges;

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  the challenges in achieving strategic objectives, cost savings and other benefits expected from acquisitions;

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  the risk that our markets do not evolve as anticipated and the technologies acquired do not prove to be those needed to be successful in those markets;

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  the potential loss of key employees of the acquired businesses;

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  the risk of diverting the attention of senior management from the operation of our business;

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  the risk of entering markets in which we have less experience;

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  the risk of potential disputes concerning indemnities and other obligations that could result in substantial costs and further divert management's attention and resources; and

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  the risk of obtaining any required government consents or approvals for our assumption of any government contracts held by the acquired businesses.

        Any failure to integrate strategic acquisitions successfully could harm our business, financial condition and results of operations and impair the value of our common stock. Furthermore, to complete future acquisitions, we may issue equity securities, incur debt, assume contingent liabilities, or have amortization expenses and write-downs of acquired assets, which could cause our earnings per share to decline.

  Substantially all of our contracts are fixed-price contracts, which could subject us to losses if we are not able to perform within the fixed prices that we have negotiated for our contracts.

        Approximately 98% of our revenues in fiscal year 2005 were derived from fixed-price contracts. Fixed-price contracts enable us to benefit from cost savings, but we carry the burden of covering our costs in excess of the negotiated fixed prices. If our initial estimates are incorrect, we can lose substantial sums on these contracts. In addition, some of our contracts have provisions relating to cost controls and audit rights, and if we fail to meet the terms specified in those contracts, then we may not realize their full benefits. Our financial condition and results of operations depend on our ability to maximize our earnings from our contracts. Lower earnings caused by increased costs, particularly those in excess of the fixed prices of the contracts, and cost control problems would have a material adverse effect on our financial condition and results of operations.

  We anticipate that we will generate a greater percentage of our revenues from non-fixed-price contracts with the government in the future, and our failure to justify and be reimbursed for our costs could have a material adverse effect on our financial condition and results of operations.

        Although approximately 98% of our revenues in fiscal year 2005 were derived from fixed-price contracts, we anticipate that the percentage of our revenues we derive from non-fixed-price contracts in the future will increase. Non-fixed-price contracts include cost reimbursable, cost-plus-profit reimbursable and a variety of other non-fixed-price structures. These contracts require accounting for costs in compliance with government standards to justify costs as allowable and allocable reimbursable expenses. Since non-fixed-price contracts have accounted for a small percentage of our revenues in past years, we are relatively inexperienced in managing, accounting for, pricing and fulfilling these types of contracts, and as such there is a risk our costs incurred under certain of these contracts will not be reimbursed by our customers. In addition, most of these types of contracts have provisions relating to cost controls and audit rights, and our failure to meet their terms may prevent us from realizing the full benefits of these contracts. Lower earnings resulting from unreimbursable costs, lower contract margins, or cost control problems could have a material adverse effect on our financial condition and results of operations.

        During the six months ended June 30, 2006, we signed a $34 million contract with AT&T to serve as a subcontractor for AT&T for a U.S. government customer. The contract was comprised of a fixed fee portion of $30 million and a cost-plus-award fee ("CPAF") portion of $4 million. Under the terms of the contract, the contract could increase to $139 million if all contract options are exercised by AT&T. Pursuant to applicable accounting standards, we have provided an estimated provision of $1.6 million for potential loss for this multi-year contract. In addition, in June 2006, we received a request from the customer to increase the project scope on the CPAF portion of the contract. We submitted an Engineering Change Proposal ("ECP") totaling approximately $20 million for the increased project scope. As of June 30, 2006, the customer had not approved the ECP. If the Company chooses to perform any material portion of the $20 million increased project scope either before the customer approves the ECP or if the customer refuses to approve the ECP, then the Company would incur a substantial loss on this contract, which would have a material adverse effect on our financial condition and results of operations.

  We may be liable for systems and services failures and design defects.

        We have experienced situational component failures and may in the future experience component failures, schedule or delivery delays and other problems in connection with our products and services. If our products and services have significant performance or design defects or errors, are subject to delivery delays or fail to meet our customers' expectations, we may:

  •
  lose revenues due to adverse customer reaction or warranty obligations;

  •
  be required to provide additional services to customers at no charge;

  •
  receive negative publicity, which could damage our reputation and adversely affect our ability to attract or retain customers; or

  •
  be terminated (in whole or in part) for default, receive poor past performance reviews, suffer claims for substantial damages against us, and be suspended or debarred from U.S. government contracting.

        In addition to any costs resulting from product warranties, defective contract performance or required corrective action, these failures may result in increased costs or loss of revenues if they result in customers postponing subsequently scheduled work, delaying the issuance of requests for proposals, or canceling or failing to renew contracts.

        While certain of our contracts with the U.S. government may limit our liability for damages that arise from, out of or related to the products and/or services that we provide to the government, we cannot be sure that these contractual provisions will protect us from liability for damages if we are sued. Our product liability insurance coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims, or the insurer may disclaim coverage as to some types of future claims. The successful assertion of any large claim against us could materially harm our business. Even if not successful, any such claims could result in significant legal and other costs and may divert our management and other resources.

  Our business depends upon obtaining and maintaining required security clearances, as well as recruiting employees with security clearances.

        Many of our U.S. government contracts and subcontracts require facilities used in and employees participating in specific engagements to hold security clearances and to clear certain U.S. government security checks. Many of our contracts require us to employ personnel with specified levels of education, work experience and security clearances. Obtaining and maintaining security clearances for employees and facilities involves a lengthy process that is dependent on the U.S. government's ability to process such clearances and the ability of our employees and facilities to satisfy U.S. government security requirements. From time to time, the government has imposed a moratorium on processing security clearances. Any continuing suspension of the processing could have an adverse effect on our growth plans. If we are unable to provide sufficient numbers of cleared employees to perform our classified contracts, we could be subject to breach of contract and termination for default claims. It is also difficult and expensive to identify, recruit and retain employees who already hold security clearances.

        Because of our security clearances, we are subject to the industrial security laws and regulations of the DoD (and other federal agencies) designed to safeguard against the unauthorized access to classified or sensitive U.S. government information by foreigners and other unauthorized individuals. Despite our best efforts, we cannot guarantee that all of our employees will comply with these laws and regulations. If violations of such laws and regulations occur, we and our employees could be subject to substantial criminal and civil penalties, including suspension or debarment from U.S. government contracting, terminations of contracts for default and the assessment of damages. Such violations could cause serious harm to our business, damage our reputation and prevent us from being eligible for further work on classified or sensitive programs for the U.S. government.

        If significant foreign ownership, control or influence of our operations occurs, including through investment in our Company, our ability to perform our classified U.S. government contracts could be adversely affected and could lead to the termination of certain of our contracts. Such foreign ownership, control or influence might impair our ability to obtain new contracts and to maintain or obtain security clearances.

  We are not primarily a services provider and our business could be adversely affected by the trend in our market towards sales based on service models.

        We are currently primarily a hardware provider. There is a growing trend in the award of U.S. government contracts towards sales based on service models instead of product models. Funding for services and products often come from distinct budgets—services are provided for in the Operating and Maintenance budget and products are provided for in the Procurement Programs budget. The U.S. government may increase funds to the Operating and Maintenance budget and our ability to successfully compete for projects awarded under this budget will affect our continued growth. While a portion of our sales is related to services and our intent is to grow the services portion of our Company, our business, financial conditions and results of operations could be materially and adversely affected by this market trend.

  As we begin to consider work on larger and longer term contracts, we may fail to achieve a proper balance of short-term and long-term contracts, which could negatively impact our results of operations.

        Beginning 2006, our sales and marketing strategy includes bidding on larger and longer-term contracts. We expect our bid and proposal costs to increase as we begin bidding on larger contracts. As we bid on these larger contracts, we will incur higher costs and forgo opportunities to work on shorter-term contracts, all of which could have a negative effect on our operations and financial condition. Short-term and long-term contracts have unique risks. If we have too many short-term contracts, our short-term backlog will be high and we will have less clarity of our future revenue streams. If we have too many long-term contracts, we will be exposed to the risks of funding reductions or terminations of programs. Our failure to maintain the right mix of short-term and long-term contracts could harm our business, results of operations and financial condition.

  Risks associated with operating in international markets could restrict our ability to expand globally and harm our business and prospects.

        When our U.S. government contracts are to be performed in a foreign country, the performance may be subject to the restrictive provisions of foreign law as well as the potentially overlapping jurisdiction of U.S. procurement and other laws applied on a U.S. government installation in that country. Where our equipment or personnel are subject to deployment in foreign countries, our contract performance may be subject to the will of a host government under a Status of Forces Agreement or executed or performed under hostile or warlike conditions. The jurisdiction of the U.S. and application of the FAR and DoD rules for the performance of government contracts in foreign jurisdictions involves the interaction of different legal systems, which we will have to navigate with the assistance of specialized advisors. The application of, and interaction with, international and foreign laws and regulations may have a material adverse impact on our ability to perform or complete a contract.

        Additionally, as we continue to expand our products and services into international markets, we will become subject to international and foreign domestic laws and regulations, including multilateral or bilateral treaties and conventions. To assess the viability of any foreign project, we will have to understand the foreign regulatory environment, including determining which entity or entities have jurisdiction over satellite and telecommunications issues in that country, and whether that country has any controls on imports or exports or imposes tariffs and embargoes. We may need approvals from more than one governmental agency, potentially resulting in longer contract acquisition and performance periods. In some cases, we may need to enter into a joint venture, alliance, or partnership with a foreign or state-owned entity to navigate these international legal issues. For the fiscal year ended December 31, 2005, international sales (to non-U.S. government entities) accounted for less than 0.5% of our revenues.

        We anticipate that international sales will account for an increasing percentage of our revenues over the next several years. As a result, in addition to the risks described above, we are subject to other risks related to conducting business internationally, including:

  •
  uncertainty and changes in domestic and international regulatory requirements, including regulations related to dispute resolution in foreign jurisdictions;

  •
  domestic and foreign government policies, including requirements to expend a portion of program funds locally and governmental industrial cooperation requirements;

  •
  fluctuations in foreign currency exchange rates;

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  the complexity and necessity of using foreign agents, representatives, distributors, partners, consultants, suppliers and subcontractors;

  •
  the uncertainty of adequate and available transportation;

  •
  the uncertainty of the ability of foreign customers to finance purchases;

  •
  uncertainties and restrictions concerning the availability of funding credit or guarantees;

  •
  the difficulty of managing and operating an enterprise spread over various countries, including delays in placing orders, inventory build-up and slower collection of accounts receivables leading to increased working capital needs;

  •
  risks to our employees or contractors who are working in dangerous foreign locations; and

  •
  economic and geopolitical developments and conditions, including international hostilities, acts of terrorism and governmental reactions, inflation, trade relationships, changes in governments and military and political alliances and Status of Forces Agreements with the U.S. military.

        While these factors and their effects are difficult to predict, any one or more of these factors could adversely affect our business in the future.

  Failure to maintain strong relationships with other contractors could result in a decline in our revenues.

        For the fiscal year ended December 31, 2005, we derived approximately 2% of our revenues from contracts in which we acted as a subcontractor to other contractors. In the future, we may depend more on relationships with other contractors for a larger portion of our revenues. Our business, results of operations and financial condition could be materially and adversely affected if other contractors eliminate or reduce their subcontracts, teaming agreements or joint venture relationships with us, either because they choose to establish relationships with our competitors or directly offer similar products that compete with our business, or if the U.S. government terminates or reduces these other contractors' programs or does not award them new contracts.

  If our subcontractors fail to perform their contractual obligations, our prime contract performance and our ability to obtain future business could be materially and adversely impacted.

        Many of our contracts involve subcontracts with other companies upon which we rely to deliver or perform a portion of the products and/or services that we provide to our customers. There is a risk that we may have disputes with our subcontractors, including disputes regarding the quality and timeliness of work performed by the subcontractor, the "flow down" of government requirements and clauses to the subcontractors, customer concerns about the subcontractor, our failure to extend existing task orders or issue new task orders under a subcontract or our hiring of personnel of a subcontractor. A failure by one or more of our subcontractors to satisfactorily provide the agreed-upon supplies or perform the agreed-upon services on a timely basis, or to comply with other requirements imposed by the U.S. government, may materially and adversely impact our ability to perform our obligations as the prime contractor. Subcontractor performance deficiencies could result in a customer terminating our contract for default. A default termination could expose us to substantial liability and have a material adverse effect on our ability to compete for, and be awarded, future contracts and orders. In addition, a delay in our ability to obtain components and equipment parts from our subcontractors may affect our ability to meet our customers' needs and may have an adverse effect on our business and results of operations.

  We may not be able to keep pace with technological changes, which would make our products and services non-competitive and obsolete.

        The market for our products and services, including satellite-based communications networks and services, is characterized by rapidly changing technologies, frequent new product and service introductions and evolving industry standards. If we are unable—for technological or other reasons—to develop, introduce and market new products and services or enhancements to existing products and services in a timely manner or in response to changing market conditions or customer requirements, our products and services would become non-competitive and obsolete, which would harm our business, results of operations and financial condition.

        We also may not be able to develop the underlying core technologies necessary to create new products and enhancements or to license these technologies from third parties. Product development delays may result from numerous factors, including:

  •
  changing product specifications and customer requirements;

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  difficulties in hiring and retaining necessary technical personnel;

  •
  difficulties in allocating engineering resources and overcoming resource limitations;

  •
  difficulties with suppliers;

  •
  changing market or competitive product requirements; and

  •
  unanticipated engineering complexities.

  We expect to incur costs related to research and development activities, which could reduce our profitability.

        Our future growth depends on our ability to adapt to the changing satellite communications and related networking software industries. Accordingly, to maintain our competitive position, we must continue the timely development and introduction of new products and services and the enhancement of existing products and services, which requires us to incur research and development costs. In addition, as part of our process for seeking contracts, we ordinarily will incur costs related to development activities in advance of contract awards, and in certain cases, these expenditures may be substantial. In the event we are not awarded the contract for a project on which we incurred costs related to development activities, we would be required to expense all such costs in the year incurred as research and development expenses. If we are awarded the contract for a project on which we incurred costs related to development activities, we would expense certain of these costs as project-based development costs under our cost of revenues. We expect to continue to spend discretionary funds on research and development activities in the near future. The amount of funds spent on research and development activities is dependent on the amount and mix of customer funded development, the types of technology being developed and the affordability of the technology being developed. Because we account for costs related to research and development as either operating expenses or cost of revenues, these expenditures will adversely affect our earnings in the near future. Our research and development activities may not produce successful results, which could materially harm our business, financial condition and results of operations and impair our stock price.

  Our ability to protect our proprietary technology is limited and our failure to protect our proprietary rights could restrict our ability to conduct our business successfully.

        Our success depends significantly on our ability to protect our proprietary rights to the technologies we use in our products and services. If we are unable to protect our proprietary rights adequately, we may lose valuable assets that could affect our ability to secure additional contracts or achieve market advantages when we commercialize our products. Our competitors could also use the intellectual property we have developed to enhance their own products and services. We currently rely on a combination of patents, trade secret laws, federal statutes and regulations, copyrights, trademarks, service marks and contractual rights to protect the intellectual property we own, as well as the intellectual property we license from third parties. We are in the process of seeking patent protection for the design and use of the transport platform for our DataPath ET 3000™ product series. Our policy is to enter into confidentiality and invention assignment agreements with our employees and consultants who take part in research, design and development activities and to enter into non-disclosure agreements with our suppliers to limit access to and disclosure of our proprietary information. These measures may not suffice to deter misappropriation or independent third party development of similar technologies. We may be required to spend significant resources to establish, monitor and enforce our intellectual property rights. We may not be able to detect infringement or misappropriation of our proprietary rights and we may lose our competitive position in the market before we do so. If we fail to successfully protect our intellectual property rights, or competitors design around our technology or develop competing technologies, our competitive position could suffer, which could harm our business and results of operations.

        We have not sought patent protection or registered our trademarks or other intellectual property outside the United States, which may impair our ability to use or protect our technology and brand in foreign jurisdictions. The laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the U.S. There is a risk that our means of protecting our proprietary rights may be inadequate or expensive to secure or enforce in these countries. Our competitors in these countries may independently develop similar technology or duplicate our systems, even if unauthorized, which could reduce our sales in these countries.

  Defending against intellectual property infringement and misappropriation claims could be time consuming and expensive and, if we are not successful, could cause substantial expenses and disrupt our business.

        We cannot be sure that the products, services, technologies and advertising we employ in our business do not or will not infringe valid patents, trademarks, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. Defending against intellectual property infringement or misappropriation claims could be time-consuming and expensive, and regardless of whether we are or are not successful, could cause substantial expenses and disrupt our business. Successful infringement or misappropriation claims against us may result in substantial monetary liability, injunctive relief against us and/or may materially disrupt the conduct of, or necessitate the cessation of, portions of our business. We may also need to enter into license agreements with third parties who bring infringement claims against us, and we cannot assure you that we would be able to enter into these required licenses on commercially reasonable terms, if at all. The failure to obtain necessary licenses or to identify and implement alternative approaches may prevent us from selling certain products and could impair our competitive position.

  We may not be able to receive or retain the necessary licenses or authorizations required for us to export or re-export our products, technical data or services, which could have a material adverse effect on our business and results of operations.

        In order for us to export certain products, technical data or services, we are required to obtain licenses from the U.S. government, often on a transaction-by-transaction basis. These licenses are generally required for the export of the military versions of our products and technical data and for defense services. We cannot be sure of our ability to obtain the U.S. government licenses or other approvals required to export our products, technical data and services for sales to foreign governments, foreign commercial customers or foreign destinations. Failure to receive required licenses or authorizations would hinder our ability to export our products, data and services and could seriously harm our business, results of operations and financial condition. Export transactions may also be subject to the import laws of the importing and destination countries. If we fail to comply with these import laws, our ability to sell our products, technical data and services may be negatively impacted which could have a material adverse effect on our business and results of operations.

        U.S. regulations concerning export controls require us to screen potential customers, destinations, and technology to ensure that sensitive equipment, technology and services are not exported in violation of U.S. policy or diverted to improper uses or users. U.S. export control authorities maintain an active enforcement program, and we must continually implement and update our export control compliance program in order to minimize the risk of any violation of these regulations. Our failure to comply with these regulations could result in significant enforcement actions, including, but not limited to, export denial orders, license suspensions, civil penalties up to $500,000 per violation, criminal penalties up to $1,000,000 per violation and suspension or debarment from U.S. government contracting, which could have a material adverse effect on our business, results of operations and financial condition. The filing of criminal charges can trigger suspension from U.S. government contracting, and contractual suspension does not necessarily require a criminal conviction. Sales to foreign governments are also generally subject to the U.S. Foreign Corrupt Practices Act, which forbids improper payments to foreign government officials and certain other parties in connection with such sales. Our failure to comply with these rules could expose us to significant criminal or civil enforcement action by the U.S. government, and a conviction could result in denial of export privileges, as well as contractual suspension or debarment under U.S. government contracts, either of which could have a material adverse effect on our business, results of operations and financial condition.

  We are subject to Federal Communications Commission ("FCC") rules and regulations that may adversely affect our business.

        We rely on licenses and authorizations granted by the FCC for our fixed satellite earth stations and Section 214 authorization. The FCC grants fixed satellite earth station licenses for limited terms. Licensees may apply for renewal of such licenses prior to expiration. We cannot guarantee, however, that the FCC will grant new licenses when needed or when our existing licenses expire. Furthermore, the FCC may revoke satellite earth station licenses for non-compliance with the applicable FCC rules. The FCC may adopt new or modified technical requirements applicable to earth stations that will require us to spend material amounts to modify or upgrade our equipment as a condition of maintaining our licenses.

        We are also required to comply with the FCC regulations regarding siting earth stations in environmentally sensitive areas and the exposure of humans to radio frequency radiation from our earth stations. These regulations, as well as local land use regulations, restrict our freedom to choose where to locate our SATCOM earth terminals.

  Our insurance coverage may be inadequate to cover all significant risk exposures.

        We are exposed to liabilities that are unique to the products and services we provide. A significant portion of our business relates to designing and developing advanced communications networks. New technologies may be untested or unproven. In some, but not all, circumstances, we may receive indemnification from the U.S. government. While we maintain insurance for certain risks, the amount of our insurance coverage may not be adequate to cover all claims or liabilities, and we may be forced to bear substantial costs resulting from risks and uncertainties of our business. It is also not possible to obtain insurance to protect against all operational risks and liabilities.

        In addition, we are contractually required by the U.S. government to maintain Defense Base Act insurance in connection with our O&M services. The U.S. government designates a limited number of acceptable providers. The failure to obtain such coverage on terms favorable to us, or at all, could have a material adverse effect on our business, financial condition, and results of operations.

  Future increases in interest rates could adversely affect our earnings and cash flow.

        In May 2006, we replaced DPI Holdings as the borrower under the $100 million Senior Secured Credit Facility with Citicorp. The interest rate under the Senior Secured Credit Facility is based on either the LIBOR ("London Interbank Offered Rate") or the lender's prime interest rate, plus a spread. Interest rate increases that affect the LIBOR or the lender's prime interest rate will likely increase our cost of capital and interest expense. Such interest rate movements could have a material impact on our future earnings and cash flows.

Risks Related to this Offering

  There has been no public market for our common stock, we do not know if one will develop that will provide you with adequate liquidity, and following the completion of this offering, the trading price for our common stock may be volatile.

        Although our Common Stock has been traded on The PORTAL Market (which is operated by The Nasdaq Stock Market, Inc.) since August 29, 2006, less than 200,000 shares have changed hands as of the date of this prospectus (or less than 1% of the 31,460,000 shares eligible to be traded). As a result, the trading price of our common stock on The PORTAL Market is probably not an accurate indicator of the trading price of our common stock after this offering.

        Although we intend to apply for listing of the shares of our common stock on the [                        ] we cannot assure you that we will meet their listing requirements or that even if we are successful in obtaining a listing that a liquid trading market for the shares will develop. The liquidity of any market for the shares of our common stock will depend on a number of factors, including:

  •
  the number of shareholders;

  •
  our operating performance and financial condition;

  •
  the market for similar securities; and

  •
  the interest of securities dealers in making a market in the shares of our common stock.

        Historically, the market for common stock has been subject to disruptions that have caused substantial volatility in the prices of these securities, which may not have corresponded to the business or financial success of the particular company. We cannot assure you that the market for the shares of our common stock will be free from similar disruptions. Any such disruptions could have an adverse effect on shareholders. In addition, the price of the shares of our common stock could decline significantly if our future operating results fail to meet or exceed the expectations of market analysts and investors.

        Even if an active trading market develops, the market price for our common stock may be highly volatile and could be subject to wide fluctuations after this offering. Some of the facts that could negatively affect our share price include:

  •
  actual or anticipated variations in our quarterly operating results;

  •
  changes in our earnings estimates;

  •
  publication (or lack of publication) of research reports about us;

  •
  increases in market interest rates, which may increase our cost of capital;

  •
  changes in applicable laws or regulations, court rulings, enforcement and legal actions;

  •
  changes in market valuations of similar companies;

  •
  adverse market reaction to any increased indebtedness we incur in the future;

  •
  additions or departures of key management personnel;

  •
  actions by our shareholders;

  •
  speculation in the press or investment community; and

  •
  general market and economic conditions.

  We do not anticipate paying any dividends on our common stock in the foreseeable future.

        We do not expect to declare or pay any cash or other dividends in the foreseeable future on our common stock. Our existing $100 million Senior Secured Credit Facility restricts our ability to pay cash dividends on our common stock, and we may also enter into other credit agreements or other borrowing arrangements in the future that restrict our ability to declare or pay cash dividends on our common stock.

  You may experience dilution of your ownership interests if we issue additional shares of our common stock in the future.

        We may in the future issue additional shares resulting in the dilution of the ownership interests of our present shareholders and purchasers of our common stock offered hereby. We are currently authorized to issue 150,000,000 shares of common stock and 5,000,000 shares of preferred stock with such designations, preferences and rights as determined by our board of directors. Immediately prior to this offering, we have 43,403,745 shares outstanding (assuming no exercise of stock options since June 30, 2006.) The potential issuance of such additional shares of common stock may create downward pressure on the trading price of our common stock, if a market for our stock were to develop. We may also issue additional shares of our common stock or other securities that are convertible into or exercisable for common stock in connection with the hiring of personnel, future acquisitions, future private placements of our securities for capital raising purposes, or for other business purposes.

  Future sales of shares of our common stock could have an adverse effect on our stock price.

        As of the date of this prospectus, there were 43,403,745 shares of our common stock outstanding. The market price of the shares of our common stock could decline as a result of sales by our existing shareholders after this offering or the perception that such sales might occur after the termination of the lock-up restrictions, which apply to the selling shareholders and certain members of management. If, following the expiration of the lock-up period, any of our existing shareholders sell a significant number of shares, the market price of our common stock could be adversely affected.

  Provisions in our organizational documents and under Georgia law could delay or prevent a change in control of our Company, which could adversely affect the price of our common stock.

        Provisions in our organizational documents and in the Georgia Business Corporation Code could delay or prevent a change in control of our Company, which could adversely affect the price of our common stock. The provisions in our articles of incorporation and bylaws that could delay or prevent an unsolicited change in control of our Company include board authority to issue preferred stock, procedures for filling vacancies on the board, advance notice provisions for business to be considered at a shareholder meeting and classification of our board of directors.

  We may be influenced by private equity investors whose interests in our business may be different than yours.

        The former direct and indirect interest holders of DPI Holdings (our former sole shareholder prior to the closing of the June 2006 Private Placement) beneficially own in the aggregate approximately 27% of our outstanding common stock. To the extent that former direct and indirect interest holders of DPI Holdings collectively exercise their shareholder rights, they may be able to continue to influence our affairs. As a result, acting collectively, such former direct and indirect interest holders of DPI Holdings may influence the appointment of our management, the payment of dividends, decisions on our financing and capital raising activities, the entering into mergers, acquisitions, sales of assets and other extraordinary transactions. The interests of the former direct and indirect interest holders of DPI Holdings could conflict with yours. In addition, such former direct and indirect interest holders of DPI Holdings may own or invest in businesses that directly compete with us.

  If more than 10% of our common stock is held by non-U.S. persons, we may be subject to an inquiry by the Committee on Foreign Investment in the United States, which could result in the divestiture of our common stock by certain holders who are non-U.S. persons, including those who are purchasers in this offering.

        As more than 10% of our common stock is held currently by non-U.S. persons, there is a possibility of an inquiry by the Committee on Foreign Investment in the United States ("CFIUS"), an interagency committee of the U.S. government. To protect U.S. national security in acquisitions of U.S. defense contractors, CFIUS has the authority to limit or require divestiture of such foreign ownership. If CFIUS makes an unfavorable determination, the U.S. government could require holders of our common stock who are non-U.S. persons, including purchasers in this offering, to sell their shares, including under potentially unfavorable market conditions.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        We are including the following discussion to inform you of some of the risks and uncertainties that can affect our Company and to take advantage of the "safe harbor" protection for forward-looking statements that applicable federal securities laws afford.

        Various statements this prospectus contains, including those that express a belief, expectation, or intention, as well as those that are not statements of historical fact, are forward-looking statements. The forward-looking statements may include projections and estimates concerning the timing and success of specific projects and our future revenues, income and capital spending. Our forward-looking statements are generally accompanied by words such as "estimate," "project," "predict," "believe," "expect," "anticipate," "potential," "plan," "goal" or other words that convey the uncertainty of future events or outcomes. The forward-looking statements in this prospectus speak only as of the date of this prospectus; we disclaim any obligation to update these statements unless required by securities laws, and we caution you not to rely on them unduly. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties, which are outlined in greater detail in the section entitled "Risk Factors," include, but are not limited to, the following:

  •
  our ability to sustain our historical growth rate;

  •
  dependence on sales to the U.S. government for a high percentage of our revenues;

  •
  increased competition using commercial-off-the-shelf, or COTS, based solutions;

  •
  changes in U.S. government funding programs and priorities;

  •
  termination or modification clauses contained in U.S. government contracts;

  •
  continued supply of critical components and services, including COTS-based hardware;

  •
  maintenance of exclusive procurement or marketing rights with key suppliers;

  •
  restrictions contained in federal and international procurement laws and regulations;

  •
  operation in international markets, including the application of international and foreign domestic laws and regulations; and

  •
  risks and costs associated with becoming a public company.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of the shares of common stock offered by this prospectus. Any proceeds from the sale of the shares offered by this prospectus will be received by the selling shareholders.

CAPITALIZATION

        The following table sets forth our cash and capitalization as of June 30, 2006 on an actual basis. You should read this table in conjunction with our historical financial statements and the related notes included elsewhere in this prospectus.

As of June 30, 2006
(in thousands) (unaudited)
Cash	$36,490

Total long-term debt, net of current portion	51,575
Shareholders' equity:
Common stock, no par value, 150,000,000 shares authorized actual, 43,403,745 shares issued and outstanding, actual	—
Additional paid-in capital	13,184
Retained earnings	35,412

Total shareholders' equity	$48,596

Total capitalization	$100,171

DIVIDEND POLICY

        We intend to retain earnings to grow our business and we do not expect to pay any cash dividends on our common stock in the foreseeable future. Payments of future dividends, if any, will be at the discretion of our board of directors and will depend on many factors, including general economic and business conditions, our strategic plans, our financial results and condition, legal requirements, and other factors as our board of directors deems relevant. Our existing $100 million Senior Secured Credit Facility restricts our ability to pay cash dividends on our common stock, and we may also enter into credit agreements or other borrowing arrangements in the future that restrict our ability to declare or pay cash dividends on our common stock.

MARKET FOR COMMON STOCK

        Our common stock has been traded on The PORTAL Market, which is operated by the Nasdaq Stock Market, Inc., since August 29, 2006. Prior to that time, there was no market for our common stock. As of the date of this prospectus, the Company believes that a total of 179,158 shares of its common stock has been traded on The PORTAL Market since August 29, 2006. To the Company's knowledge, the purchase price for all shares of its common stock traded on The PORTAL Market since August 29, 2006 has been $11.00 per share. As of the date of this prospectus, there were approximately 347 holders of record of our common stock.

        In connection with this offering, we have applied to have our common stock listed on the [                        ] under the symbol "            ".

SELECTED FINANCIAL DATA
(in thousands, except per share data)

        The following selected financial data should be read together with, and is qualified by reference to, our financial statements, the related notes appearing at the end of this prospectus and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus. The financial information for the years ended December 31, 2001 and 2002 are unaudited and reflect the results of operations of the Predecessor as it existed in those years. The combined Predecessor and Successor 2004 year is also unaudited and non-GAAP but is presented for illustrative purposes. The data for the year ended December 31, 2003, nine months ended September 30, 2004, three months ended December 31, 2004 and year ended December 31, 2005 and as of December 31, 2004 and 2005 is derived from our financial statements audited by Deloitte & Touche, LLP, our independent auditors. The data for the six months ended July 1, 2005 and June 30, 2006 and as of July 1, 2005 and June 30, 2006 is derived from our unaudited financial statements included elsewhere in this prospectus. Our historical results for any prior period are not necessarily indicative of results to be expected for any future period. The share and per share financial data presented below has been adjusted to give effect to the 1.40169295-for-1 stock split effected as a share dividend on May 28, 2006. In September 2004, DPI Holdings acquired us. For accounting purposes, our Company as it existed prior to the time DPI Holdings acquired us is referred to as our "Predecessor" and our Company as it has existed since the acquisition is referred to as "Successor."

        The Successor's business strategy and operations have changed substantially since the Predecessor's. For example, in 2001 and 2002 the Predecessor focused more on selling to commercial customers and building custom solutions for all its customers. Since 2004, the Successor has focused more on selling to government-related customers and implementing more of a mass production model of delivery to these customers. The results of the Predecessor and the Successor are not comparable.

	Successor	Combined(1) Predecessor and Successor	Successor	Predecessor				Successor
	Year Ended December 31, 2005	Year Ended December 31, 2004	Three Months Ended December 31, 2004	Nine Months Ended September 30, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	Six Months Ended June 30, 2006	Six Months Ended July 1, 2005
		(unaudited)				(unaudited)	(unaudited)	(unaudited)	(unaudited)
Income Statement Data:
Revenues:
Product	$207,425	$69,050	$21,801	$47,249	$34,478	$17,947	$8,707	$107,253	$79,055
Services	29,740	16,810	5,326	11,484	9,484	13,790	3,451	23,845	12,893

Total revenues	237,165	85,860	27,127	58,733	43,962	31,737	12,158	131,098	91,948
Cost of revenues:
Product	140,332	48,679	13,847	34,832	27,583	12,168	4,187	69,656	55,695
Services	20,837	14,891	6,640	8,251	8,347	13,171	5,614	18,203	9,246

Total cost of revenues	161,169	63,570	20,487	43,083	35,930	25,339	9,801	87,859	64,941

Gross profit	75,996	22,290	6,640	15,650	8,032	6,398	2,357	43,239	27,007
Operating expenses:
Sales and marketing	9,975	1,850	625	1,225	1,196	536	225	5,287	2,710
Research and development	2,563	1,325	499	826	386	2	—	1,272	802
General and administrative	28,283	8,169	3,057	5,112	5,430	1,898	1,467	19,079	10,413
Lease abandonment expense	1,100	—	—	—	—	—	—	—	1,100
Legal settlement	—	—	—	—	—	—	—	(1,907)	—

Operating income	34,075	10,946	2,459	8,487	1,020	3,962	665	19,508	11,982
Interest expense	2,921	608	493	115	19	3	—	1,757	1,201
Interest income	—	—	—	—	—	—	—	(381)	—
Other (income) expense	37	(315)	—	(315)	(27)	115	—	(14)	(81)

Income before income taxes	31,117	10,653	1,966	8,687	1,028	3,844	665	18,146	10,862
Income taxes	8,914	4,048	747	3,301	390	1,399	268	6,156	3,112

Net income	$22,203	$6,605	$1,219	$5,386	$638	$2,445	$397	$11,990	$7,750

	Successor	Combined(1) Predecessor and Successor	Successor	Predecessor				Successor
	Year Ended December 31, 2005	Year Ended December 31, 2004	Three Months Ended December 31, 2004	Nine Months Ended September 30, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	Six Months Ended June 30, 2006	Six Months Ended July 1, 2005
		(unaudited)				(unaudited)	(unaudited)	(unaudited)	(unaudited)
Earnings Per Share Data:
Earnings per share, basic	$0.53	$0.16	$0.03	$0.13	$0.02	$0.08	$0.01	$0.29	$0.18
Earnings per share, diluted	$0.52	$0.16	$0.03	$0.13	$0.02	$0.08	$0.01	$0.27	$0.18
Weighted average shares outstanding, basic	42,051	42,051	42,051	42,051	42,051	30,000	30,000	42,062	42,051
Weighted average shares outstanding, diluted	43,108	42,051	42,051	42,051	42,051	30,000	30,000	43,474	43,157
Other Financial Data:
Capital expenditures	$2,613	$796	$246	$550	$230	$175	$49	$3,236	$1,295
Cash provided by (used in) operating activities	(12,286)	9,324	8,973	351	1,981	2,501	(16)	7,355	3,320
Reconciliation of Non-GAAP Measures:
Cash provided by (used in) operating activities	$(12,286)	$9,324	$8,973	$351	$1,981	$2,501	$(16)	$7,355	$3,320
Change in operating assets & liabilities	33,370	(2,120)	(7,498)	5,378	(1,155)	1,427	716	5,674	5,928
Gain (loss) on disposal of property and equipment	(316)	(186)	(11)	(175)	(24)	(115)	—	4	(183)
Provision for losses on accounts receivable	—	—	—	—	—	—	—	(807)	—
Interest expense, paid-in-kind	(331)	(126)	(126)	—	—	—	—	—	(218)
Stock compensation expense	(121)	—	—	—	—	—	—	(456)	—
Other	197	106	(28)	134	53	—	(1)	172	(748)
Deferred income taxes	3,128	—	—	—	—	(1,263)	(248)	1,124	—
Income taxes	8,914	4,048	747	3,301	390	1,399	268	6,156	3,112
Interest expense	2,921	608	493	115	19	3	—	1,757	1,200
Interest income	—	—	—	—	—	—	—	(382)	—

EBITDA(2)	$35,476	$11,654	$2,550	$9,104	$1,264	$3,952	$719	$20,597	$12,411

Balance Sheet Data:
Cash and cash equivalents	$9,369	$9,790	$9,790	$3,549	$3,903	$2,362	$245	$36,490	$15,265
Current assets	88,249	27,486	27,486	24,779	11,820	17,550	6,845	115,109	58,461
Current liabilities	76,738	27,493	27,493	15,744	8,515	14,573	6,133	39,775	51,353
Total assets	109,184	44,976	44,976	41,368	12,432	18,121	7,035	140,165	76,849
Total long-term debt	1,046	8,297	8,297	17,961	—	201	—	51,575	8,560
Shareholders' equity	$31,206	$8,882	$8,882	$7,663	$3,917	$3,347	$902	$48,596	$16,632

(1)
In accordance with GAAP, we have separated our historical financial results for the Predecessor and the Successor periods. The separate presentation is required under GAAP when there is a change in accounting basis, which occurred when purchase accounting was applied in connection with the change in ownership. The combined twelve months represents the nine months ended September 30, 2004 for the Predecessor and the three months ended December 31, 2004 for the Successor and are presented for illustrative purposes only. These combined results are not intended to represent what our operating results would have been had the change in ownership occurred at the beginning of the period.

(2)
See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Use of Non-GAAP Financial Measures".

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following is a discussion and analysis of our financial condition and results of operations and should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management's expectations. Factors that could cause such differences include those described in the "Risk Factors" section and elsewhere in this prospectus.

Overview

        We are a leading provider of satellite communications networks, primarily for the DoD. Our networks transmit and receive information that is used for C4ISR purposes. Specifically, we design, engineer, integrate and produce earth stations and earth terminals that transmit information via orbiting satellites, forming satellite communications networks that connect multiple users anywhere around the world. Many of our earth terminals are designed to be mobile, rugged and operational in any terrain. Our networks can be deployed in locations where fixed, terrestrial-based communications infrastructure may not exist, and our networks are less vulnerable to man-made or natural disasters than terrestrial-based communications infrastructure. In addition, our satellite communications networks integrate with terrestrial wired and wireless systems. We also provide engineering staff to install, optimize, operate and maintain these networks.

        We primarily sell our products and services in the market segments for C4ISR programs. According to Frost & Sullivan, the DoD has requested a budget of $27.4 billion in fiscal year 2007 for C4ISR programs. Many of these C4ISR programs support the goal of the U.S. government to achieve information superiority through network-centric operations. Information superiority enables the U.S. military to address asymmetric threats, such as terrorism, insurgency, guerrilla warfare or other non-traditional forms of warfare, and it strengthens the emergency response capabilities of federal, state and local government agencies.

        We offer a broad line of portable, mobile, transportable, fixed and custom satellite communications networks that directly support the U.S. government's network-centric operations. Our networks transmit and receive real-time video, voice and data of both secured and non-secured information. The communication of that information supports military and civilian government applications in both established central sites and strategic outposts around the world.

        Our networks are used primarily for U.S. military applications to support combat and non-combat operations. We serve as a prime contractor on the SATCOM component of the U.S. Army's JNN, the network-centric communications infrastructure that provides reliable and portable communications to the U.S. Army. Battle-tested in Afghanistan (supporting Operation Enduring Freedom) and in Iraq (supporting Operation Iraqi Freedom), our networks have been deployed quickly and have functioned reliably despite rugged terrain and harsh conditions. For DISA, we provided, installed and continue to operate and maintain a communication network at a teleport at the Ramstein Air Base in Germany. This teleport connects military and commercial satellite networks to provide the U.S. Air Force with the bandwidth required to conduct its daily operations and other applications. In addition, our networks have been used to address civilian communications requirements. In response to Hurricanes Katrina and Rita in 2005, we deployed our portable satellite communications networks to the affected states to provide voice, data and video communications to emergency first responders who had lost the use of their land-based systems due to these storms. More than 600 of our systems have been deployed to date.

        Our acquisition of Third Rail Americas, Inc. in December 2005 provided us wireless capabilities to extend the reach of our communications networks. By combining satellite and wireless terrestrial technologies, we can now deliver reliable, seamless, high-bandwidth communications to the edge of the network for both military personnel and civilian first responders. The U.S. military in Iraq has implemented our wireless capabilities for jamming improvised explosive devices ("IEDs").

Industry Trends

        In the C4ISR segment, we believe the U.S. government is shifting its emphasis towards shorter-term, COTS-based procurement and away from long-term development contracts, which are typical of most of our larger competitors. As a result, the typical range of our sales cycle can be three to six months, which we believe is shorter than the typical sales cycle of some of our larger competitors. We believe our ability to develop and deliver our products and services quickly provides us with a competitive advantage because it allows us to focus on providing technology related products and services that are not expected to become obsolete during the course of the sales cycle. Our size, culture and business structure allow us to respond quickly to new customer demands and technological advances.

        Our revenues are seasonal and cyclical, due in a large part to our high U.S. government and, particularly, our DoD customer concentration. Accordingly, we are subject to the U.S. government's September 30 fiscal budgeting process, which in our experience tends to drive spending during the second half of our fiscal year. U.S. defense spending has also historically been cyclical, which may affect our business. We believe that C4ISR spending, which includes the U.S. military's spending on network-centric operations, is currently a strategic growth portion of the U.S. defense budget. However, overall defense budgets have received their strongest support when perceived threats to national security raise the level of concern over the country's safety and when the military is involved in active conflict and peace-keeping missions. As these threats and hostilities subside, overall spending on the military tends to decrease with the reduction of deployed tactical assets and personnel. Regardless of the threat level, we believe strong demand remains for assets supporting the U.S. military's strategic communication and intelligence infrastructure needs. Currently, however, the U.S. military's defined goal of achieving information superiority incorporates spending in the funded DoD budget programs. As a result, in the future, we expect to procure the majority of our revenue from budgeted programs.

Our Customer Base

        Our primary customer is the U.S. government, and, in particular, the DoD and U.S. intelligence agencies. For the twelve months ended December 31, 2005, substantially all of our revenues were derived from contracts with the U.S. government. Within the DoD, our customers include the U.S. Army, U.S. Marine Corps, U.S. Air Force and U.S. Army National Guard. In the future, we expect to increase our revenues from the U.S. intelligence agencies as well as from other U.S. government customers, such as DHS and the Federal Emergency Management Agency ("FEMA"). We also intend to seek revenue from foreign governments which are U.S. allies and foreign and domestic commercial enterprises. Substantially all of our revenues in 2005 and for the first six months of 2006 were derived from government product procurement contracts and government O&M services contracts. The substantial majority of our revenues were derived from fixed-price arrangements.

        Our government contracts (including those contracts in our backlog and those currently being performed) are generally subject to termination or cancellation, in whole or in part, at the convenience of the government or if funding becomes unavailable. In such cases, we would only be entitled to receive payment for work completed plus allowable termination or cancellation costs; we would not be able to recover breach of contract damages including lost profits on unperformed work. We did not experience any cancellations or terminations of contracts in 2005 or in the first six months of 2006.

        In fiscal year 2005 and for the six months ended June 30, 2006, substantially all of our revenues were derived from contracts under which we were the prime contractor. As we pursue larger and longer-term contracts in the future by collaborating more often with other prime contractors and subcontractors, we expect that our percentage of revenues derived from subcontracts will increase.

Contracts and Backlog

        We generate revenue under three types of contracts: fixed-price, cost reimbursable, and time and materials. Our business is conducted primarily through fixed-price contracts. During 2005 and for the six months ended June 30, 2006, approximately 98% of our revenues were from fixed-price contracts. Fixed-price contracts are used typically for the production of systems and for development activities that are similar to activities performed under previous contracts. In these contracts, cost risks are borne entirely by the contractor, and the contractor receives the benefit of successfully keeping its costs below the fixed-price of the contract. Some fixed-price contracts include an award fee, an expedite fee or an incentive fee as well as the negotiated profit.

        Although non-fixed-price contracts made up less than 2% of our revenue in 2005 and during the first six months of 2006, we expect the contribution to revenue from cost reimbursable and time and materials contracts to increase in 2006 and beyond. Under cost reimbursable contracts, we are reimbursed for allowable costs within the contractual terms and conditions and are paid a negotiated fee. Cost reimbursable contracts are used primarily for system design and development activities involving considerable risks to the contractor. Under a time and materials contract, we receive fixed hourly rates intended to cover salary costs attributable to work performed on the contract and related overhead expenses, reimbursement for other direct costs and a profit at the time of contracting. Fees under cost reimbursable and time and materials contracts are usually fixed at the time the contract is negotiated. However, in some cases the fee is an incentive or award fee based on cost, schedule and performance or a combination of these factors. Although the customer assumes the cost risk on these contracts, the contractor is not allowed to exceed the cost ceiling on the contract without the approval of the customer.

        We define backlog as the funded and unfunded amounts awarded in contracts less previously recognized revenue. We record an order in funded backlog when we receive a firm contract or purchase order, which identifies product quantities, sales prices, service dates and delivery dates. Funded backlog results from contractually committed amounts that have discrete funds set aside by the customer for payment. Due to our short production cycle, funded backlog typically is recognized as revenue within 12 months.

        Because of the uncertainty associated with unfunded items, we separate them into a distinct category of backlog called "unfunded backlog." Unfunded backlog includes unexercised contract options and amounts in contracts with no current funding. We identify these items as unfunded backlog because we believe there is a high probability that our customers will exercise their options to renew established service contracts or implement new systems. We sign certain contracts (including for the procurement of, among other items, O&M services) that typically have annual renewal options, and we include up to one year of renewal options in unfunded backlog (but do not include renewal options for years beyond one year). These renewal options typically are funded annually.

        As of December 31, 2005, our total backlog was approximately $156 million, of which approximately $123 million was funded, and $33 million was unfunded. In May 2006, AT&T signed a contract with the U.S. government and selected us as a subcontractor on the project, that increased our total backlog by approximately $139 million. The base contract of $34 million was included in funded backlog, and $105 million was included in unfunded backlog. Total backlog as of June 30, 2006 was approximately $258 million, with approximately $120 million funded and $138 million unfunded.

        On August 29, 2006, we were awarded the ability to bid on the WWSS IDIQ contract task orders. We were selected by the U.S. Army as one of six prime contractors for this Indefinite Delivery/Indefinite Quantity (ID/IQ) contract for satellite communications networks and related systems and services. The WWSS contract is for five years and has a ceiling of $5 billion for all projects the six prime contractors implement. The program will support all federal communications missions, including disaster relief and homeland security efforts. DataPath also has teaming agreements with TeleCommunication Services, Inc. and General Dynamics, Inc. This means we may be included under some task orders these companies receive as prime contractors in addition to task orders we could receive directly as a prime contractor. We are qualified to sell solutions in all the categories of terminals represented in the WWSS program, from small portable systems to fixed earth stations.

        On September 21, 2006, we were awarded a firm-fixed-price contract as a prime contractor under the U.S. Army's JNN program in the amount of $181 million for satellite communications networks. The contract includes satellite earth terminals, software and other satellite broadband and baseband systems and services to support numerous U.S. military units. Under the contract, we will provide more than 300 DataPath ET 3000 Portables, with initial deliveries beginning in the fourth quarter of 2006. We expect to complete the order in the third quarter of 2007. The services supplied under this contract will begin in the fourth quarter of 2006 and continue into 2008.

Significant Changes in Ownership

        In September 2004, we were acquired by DPI Holdings. Immediately following this acquisition, DPI Holdings installed a new board and an experienced management team, relocated manufacturing operations and repositioned our business. Under new ownership and management, we increased our production capacity for the DataPath 3000 from an average of 1.5 units per week to 15 units per week, enabling us to meet the U.S. Army's delivery schedule under the JNN program. After delivering on the initial JNN contract, we continued to collaborate with the U.S. Army to improve the DataPath 3000, making the improvements identified by the U.S. Army as well as implementing new features to improve the DataPath 3000's overall performance. After this redesign of the DataPath 3000 in early 2005, we increased our potential production capacity to more than 20 units per week to be able to fill incremental production volumes.

        In June 2006, pursuant to the June 2006 Private Placement, we sold 31,460,000 shares of our common stock to new investors and repurchased and retired 30,126,667 shares of our common stock from existing investors, which resulted in a net increase in shares outstanding of 1,333,333 shares. The net proceeds to us from the June 2006 Private Placement Offering (after transaction expenses) were $9.2 million and will be used for working capital and operations. In connection with the June 2006 Private Placement Offering, DPI Holdings was dissolved and a demand note of $32.0 million and management fees and accrued interest of $3.7 million owed to DPI Holdings were eliminated. In conjunction with the June 2006 Private Placement, we assumed $49.6 million of long-term debt from DPI Holdings and received $9.6 million in cash from DPI Holdings.

Critical Accounting Policies

        Certain of our accounting policies require judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. Actual results may differ from these judgments under different assumptions or conditions. Our accounting policies that require management to apply significant judgment include:

  Revenue Recognition

        Substantially all of our revenue is earned under fixed price and cost plus contracts with the U.S. government. The deliverables in a typical contract require the production and delivery of portable satellite terminals, assembly and delivery of spare kits, training services and customer support services.

We account for such U.S. government contracts in accordance with American Institute of Certified Public Accountants Statement of Position 81-1 ("SOP 81-1"), Accounting for Performance of Construction-Type and Certain Production-Type Contracts. Additionally, we apply the segmentation guidance contained in SOP 81-1 to each of our contracts when applicable. Product revenue on most fixed price contracts is recognized using the units of delivery measure of the percentage-of-completion method of accounting as the U.S. government contracts call for the production of a basic product under production-type contracts in a continuous or sequential production process to U.S. government specifications. Revenue on fixed price contracts for services are recognized ratably over the service period or when a unit of training is complete. Revenues on cost plus contracts are recognized under SOP 81-1 based on costs incurred toward completion.

        The U.S. government has requested that certain contracts for the production of portable satellite terminals and spare kits be produced based on a scheduled timeline and held by us on a ship-in-place basis. When the U.S. government has requested production on a ship-in-place basis, the U.S. government has provided us with their acknowledgement of acceptance, transfer of title and the assumption of risk and rewards of ownership upon completion of the portable satellite terminals and spare kits. For those contracts with ship-in-place requests by the U.S. government, the products subject to the ship-in-place terms are physically segregated and shipped no later than the contract termination date. We recognize revenue for ship-in-place contracts only upon receiving acknowledgement from the U.S. government that transfer of title and acceptance has occurred, and that risk and rewards of ownership have been assumed by the U.S. government. The ship-in-place contracts contain our normal billing and credit terms and the U.S. government carries the risk of ownership and decline in the market value of the products. For the six months ended June 30, 2006, we had recognized revenue of approximately $30.5 million related to portable satellite terminals and spare kits under ship-in-place terms that had not yet been physically delivered to the U.S. government.

        Amounts representing contract change orders are included in sales and estimated contract values only when they can be reliably estimated and their realization is reasonably assured. Amounts representing contract claims are included in sales when it is probable the claim will result in additional revenue and the claim can be estimated.

  Costs and Expenses

        Cost of revenue includes material, direct labor and overhead directly associated with revenue. Direct labor includes costs to assemble and test products, and design and development costs directly associated with customer contracts. Selling, general and administrative and research and development expenses are charged to expenses in the period incurred.

        Provisions for losses on contracts are recognized in cost of revenue during the period in which the loss first becomes apparent. The impact of revisions of contract estimates, which may result from contract modifications, performance or other reasons, are recognized on a cumulative catch-up basis in the period in which the revisions are made.

  Goodwill and Intangible Assets

        Costs of purchased businesses in excess of net assets acquired (goodwill), and intangible assets are accounted for under the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). SFAS 142 requires that all goodwill and intangible assets with indefinite useful lives no longer be amortized but, instead, be evaluated for impairment on an annual basis or more frequently if events and circumstances indicate that assets might be impaired. We perform an annual impairment test on January 1 of each fiscal year in accordance with SFAS 142. No adjustment was required to the carrying value of our goodwill as of December 31, 2005 or 2004.

        The testing of goodwill and other intangible assets for impairment requires us to make significant estimates about our future performance and cash flows, as well as other assumptions. These estimates can be affected by numerous factors, including changes in economic, industry or market conditions, changes in underlying business operations, future reporting unit operating performance, existing or new product market acceptance, changes in competition or changes in technologies. Any changes in key assumptions, or actual performance compared with those assumptions, about the business and its future prospects or other assumptions could affect the fair value of one or more reporting units, resulting in an impairment charge.

  Impairment of Long-Lived Assets and Acquired Intangible Assets

        In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, we assess the recoverability of long-lived assets (excluding goodwill) and identifiable acquired intangible assets with finite useful lives, whenever events or changes in circumstances indicate that the carrying value of such an asset may not be recoverable. Based on the existence of one or more indicators of impairment, we will determine if the carrying value of intangibles or long-lived assets may not be recovered based on a projected undiscounted cash flow model. If the projected undiscounted cash flows are not in excess of the book value of the related asset, we adjust the carrying value of the long-term assets to their fair market value. Significant management judgment is required regarding the existence of impairment indicators as discussed above.

  Stock-Based Compensation

        We account for employee stock-based compensation under the recognition and measurement under SFAS No. 123(R) ("SFAS 123(R)"). SFAS 123(R) requires the measurement of all employee stock-based compensation awards using a fair-value method and requires this expense to be recorded in consolidated financial statements. We adopted SFAS 123(R) on January 1, 2006 using the modified prospective transition method. Under the modified prospective method application, SFAS 123(R) applies to new awards and to awards modified, repurchased or canceled after the required effective date. Additionally, compensation costs for the portion of awards for which the requisite service has not been rendered that are outstanding as of the required effective date shall be recognized as the requisite service is rendered on or after the required effective date. Prior to the adoption of SFAS 123(R) we accounted for employee stock-based compensation using the principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Accounting for the issuance of stock options under provisions of APB 25 does not result in compensation expense for us when the exercise price of options granted equals the fair value of our common stock on the date of grant.

  Income Taxes

        Income taxes are accounted for under SFAS No. 109, Accounting for Income Taxes ("SFAS 109"). SFAS 109 is an asset and liability method to account for income taxes, including recognition of deferred tax assets included in other current assets and liabilities for the anticipated future tax consequences attributable to differences between the financial statement amounts and their respective tax bases. Deferred tax assets are recognized for the future tax effects of temporary differences between financial and income tax reporting using tax rates in effect for the years in which the differences are expected to reverse. Valuation allowances are provided if it is more likely than not that a deferred tax asset will not be realized.

Results of Operations

        The following table presents our historical results for the periods indicated as a percentage of revenues:

	Six Months Ended
	June 30, 2006	July 1, 2005
	(unaudited)
Income Statement Data:
Revenues:
Product	81.8%	86.0%
Services	18.2%	14.0%

Total revenues	100.0%	100.0%
Cost of revenues:
Product (as a percentage of product revenues)	64.9%	70.5%
Services (as a percentage of services revenues)	76.3%	71.7%

Total cost of revenues	67.0%	70.6%

Gross profit	33.0%	29.4%
Operating expenses:
Sales and marketing	4.0%	2.9%
Research and development	1.0%	0.9%
General and administrative	14.6%	11.4%
Lease abandonment	0.0%	1.2%
Legal settlement	(1.5)%	0.0%

Total operating expenses	18.1%	16.4%

Operating income	14.9%	13.0%
Interest expense	1.3%	1.3%
Interest income	(0.3)%	0.0%
Other (income) expense	0.1%	(0.1)%

Income before income taxes	13.8%	11.8%
Income taxes	4.7%	3.4%

Net income	9.1%	8.4%

Comparison of Six Months Ended June 30, 2006 and July 1, 2005

        Revenues.    Total revenues increased $39.2 million, or 43%, to $131.1 million for the six months ended June 30, 2006 from $91.9 million for the same period ended July 1, 2005.

        Product revenues increased $28.2 million, or 36%, to $107.3 million in the 2006 period from $79.1 million in the 2005 period. Product revenues decreased as a percentage of total revenues to 81.8% in 2006 from 86.0% in 2005. Revenues from mobile and portable products increased $19.9 million, or 26%, to $97.4 million for the six months ended June 30, 2006 from $77.5 million for the same period in 2005. This increase was primarily due to new orders of DataPath 2000s by the U.S. National Guard and Marines that made the DataPath 2000 our second most popular product for the 2006 period. These orders increased DataPath 2000 revenues by $12.8 million, or 186%, to $19.7 million for the six months ended June 30, 2006 from $6.9 million for the same period in 2005. Over the same six month periods, shipments of DataPath 3000s increased $3.5 million, or 5.5%, to $66.8 million in 2006 from $63.3 million in 2005. Revenues from fixed and custom products increased $8.3 million, or 553%, to $9.8 million for the six months period ended June 30, 2006 from $1.5 million for the same period in 2005. This increase was primarily attributable to a fixed site installation for the U.S. Army and custom work for various commercial customers.

        Services revenues increased $10.9 million, or 85%, to $23.8 million for the six months ended June 30, 2006 from $12.9 million for the same period ended July 1, 2005, and grew to 18.2% of total revenues in the first six months of 2006 from 14.0% of total revenues in the first six months of 2005. This increase was primarily due to the growing base of deployed DataPath equipment serviced and managed in the field. The largest increase in equipment subject to potential service contracts by DataPath came from the shipment of DataPath 3000s which more than doubled from July 1, 2005 to June 30, 2006.

        Cost of Revenues.    Costs related to the delivery of our products and services decreased as a percentage of total revenues to 67.0% for the six months ended June 30, 2006 from 70.6% for the six months ended July 1, 2005. During the six months ended June 30, 2006, product costs decreased to 64.9% of product revenues from 70.5% in the comparable period in 2005. This reduction in product costs was primarily attributable to the creation of a supply chain department in late 2004, which began implementing cost-saving measures in 2005 that were not fully effective until late 2005 and early 2006. Services costs increased to 76.3% of services revenues in the six months ended June 30, 2006 from 71.7% in the comparable period of 2005, primarily due to the increase in field supervisory personnel and an increase in training programs for services employees.

        Gross Profit.    Our gross profit was $43.2 million for the six months ended June 30, 2006, or 33.0% of total revenues, compared with $27.0 million, or 29.4% of total revenues, for the six months ended July 1, 2005. Approximately $11.5 million of the gross profit increase was due to an increase in sales volume. The balance of the improvement came from efficiencies and cost savings from the creation of a supply chain department during 2005.

        Sales and Marketing.    Sales and marketing expenses increased $2.6 million, or 95%, to $5.3 million for the six months ended June 30, 2006 from $2.7 million for the six months ended July 1, 2005. This increase resulted from the continued development of our sales, marketing and public relations departments, in which the number of employees increased by 90% to 38 at June 30, 2006 from 20 at July 1, 2005, resulting in a $1.1 million increase in salaries for the six months ended June 30, 2006 from the same period in 2005. Staffing was increased to support expansion of our trade show activity, development of a bid and proposal group, creation of a marketing team, and continued expansion of our sales efforts. During the six months ended June 30, 2006, expenses relating to trade shows increased $0.3 million, travel expenses increased $0.2 million, and professional fees for sales and marketing increased $0.3 million from the six months ended July 1, 2005. As we built infrastructure in this area, sales and marketing expense as a percentage of revenues increased to 4.0% for the six months ended June 30, 2006 from 2.9% for the six months ended July 1, 2005.

        Research and Development.    R&D expenses increased $0.5 million, or 59%, to $1.3 million for the six months ended June 30, 2006 from $0.8 million for the six months ended July 1, 2005. Our R&D costs increased as a percentage of total revenues to 1.0% in the six months ended June 30, 2006 from 0.9% in the six months ended July 1, 2005 due to a realignment of our engineering staff and an increase in work on custom products.

        General and Administrative.    As a result of developing infrastructure to support our rapid revenue growth, G&A expenses increased $8.7 million, or 94%, to $19.1 million for the six months ended June 30, 2006 from $10.4 million for the six months ended July 1, 2005. G&A cost increases were primarily driven by an increase in the number of employees from 22 to 83 and an increase in the number of full time contractors by 12. This increase in headcount was due to staffing increases in existing departments as well as the creation of business development, strategic planning and internal audit departments since July 1, 2005. The increase in G&A employees drove salary expenses up by $2.3 million for the six months ended June 30, 2006 from the six months ended July 1, 2005. Additionally, recruiting fees increased approximately $0.5 million due to this increase in employees. G&A expenses also increased during the first six months of 2006 due to a $1.2 million provision for accounts receivable that management considered to be uncollectible, compared with no provision for the six months ended July 1, 2005. In addition, management and board fees for the six months ended June 30, 2006 were $0.9 million higher than in the six months ended July 1, 2005. Management fees will not recur as DPI Holdings was dissolved in July 2006. Business development related expenses increased approximately $0.8 million in the first six months of 2006 versus the same period in 2005. Additionally, professional fees grew by $1.9 million in the six months ended June 30, 2006 compared with the six months ended July 1, 2005, mainly as are result of continuing implementation of a new ERP system and contracting resources utilized for accounting projects.

        Lease Abandonment.    In 2005, we entered into a five-year lease agreement (effective May 2005) for a new office and integration facility. As a result, we abandoned the previous leased office facility and charged the remaining lease obligation and related future costs of approximately $1.1 million to expense in the six months ended July 1, 2005. Although we expanded into an additional office facility in May 2006, we continue to utilize the integration facility and accordingly have not incurred a similar charge in the six months ended June 30, 2006.

        Legal Settlement.    During the six months ended June 30, 2006, we received a final cash settlement of $2.3 million related to arbitration proceedings initiated in 2004 in which we sought equitable relief and damages. Approximately, $0.4 million was reflected as a reduction of accounts receivable, while the remaining $1.9 million was reflected in operating expenses.

        Interest Expense.    Interest expense increased $0.6 million to $1.8 million for the six months ended June 30, 2006 from $1.2 million for the six months ended July 1, 2005. This increase was primarily attributable to increases in capital lease obligations to $3.2 million at June 30, 2006 from $1.4 million at July 1, 2005. Additionally, in June 2006, we amended the $100 million Senior Secured Credit Facility to assume $49.6 million of obligations from DPI Holdings. Although this amendment had minimal impact on interest expense during the first six months of 2006 (when the debt was carried by DPI Holdings), we expect interest expense to increase in future quarters as a result of the larger outstanding debt balance.

        Interest Income.    Interest income was $0.4 million for the six months ended June 30, 2006 compared with $0.0 million for the six months ended July 1, 2005. The interest income in 2006 was due to our larger cash position of $36.5 million at June 30, 2006 compared with $9.4 million at July 1, 2005, and the short-term interest earned on the excess cash.

        Income Taxes.    The provision for income taxes for the six months ended June 30, 2006 reflected an annual effective tax rate of approximately 34%, compared with 29% for the same period in 2005. This increase in effective tax rate was driven by the phase-out of the extraterritorial income exclusion. We expect our effective tax rate to remain at approximately 34% for the remainder of 2006.

        Net Income.    Net income increased by $4.2 million, or 55%, to $12.0 million for the six months ended June 30, 2006 from $7.8 million for the six months ended July 1, 2005. Net income as a percentage of total revenues also increased to 9.1% for the six months ended June 30, 2006 from 8.4% for the six months ended July 1, 2005. This increase in net income was driven by an increase of over $16.2 million in gross profit, the realization of a $1.9 million legal settlement and $1.1 million of lease abandonment expenses incurred in the six months ended July 1, 2005 (for which there was no comparable expense in 2006) and was partially offset by other increased operating costs of $7.5 million in the six months ended June 30, 2006 compared with the six months ended July 1, 2005.

        The following table presents our historical results for the fiscal years ended December 31, 2005, 2004 and 2003 as a percentage of total revenues:

	Successor	Combined(1) Successor And Predecessor	Predecessor
	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003
Income Statement Data:
Revenues:
Product	87.5%	80.4%	78.4%
Services	12.5%	19.6%	21.6%

Total revenues	100.0%	100.0%	100.0%
Cost of revenues:
Product (as a percentage of product revenues)	67.7%	70.5%	80.0%
Services (as a percentage of services revenues)	70.1%	88.6%	88.0%

Total cost of revenues	68.0%	74.0%	81.7%

Gross profit	32.0%	26.0%	18.3%
Operating expenses:
Sales and marketing	4.2%	2.2%	2.7%
Research and development	1.1%	1.5%	0.9%
General and administrative	11.8%	9.6%	12.4%
Lease abandonment	0.5%	0.0%	0.0%

Total operating expense	17.6%	13.3%	16.0%

Operating income	14.4%	12.7%	2.3%
Interest expense	1.2%	0.7%	0.0%
Other (income) expense	0.0%	(0.4)%	(0.1)%

Income before income taxes	13.2%	12.4%	2.4%
Income taxes	3.8%	4.7%	0.9%

Net income	9.4%	7.7%	1.5%

(1)
In accordance with GAAP, we have separated our historical financial results for the Predecessor and the Successor periods. The separate presentation is required under GAAP when there is a change in accounting basis, which occurred when purchase accounting was applied in connection with the change in ownership. The combined twelve months represents the nine months ended September 30, 2004 for the Predecessor and the three months ended December 31, 2004 for the Successor and are presented for illustrative purposes only. These combined results are not intended to represent what our operating results would have been had the change in ownership occurred at the beginning of the period.

Comparison of Fiscal Years Ended December 31, 2005 and 2004

        Our financial data for 2004 reflects the combination of results of our Predecessor for the nine months ended September 30, 2004 and our results for the three months ended December 31, 2004.

        Revenues.    Total revenues increased $151.3 million, or 176%, to $237.2 million in 2005 from $85.9 million in 2004. Product revenues increased $138.3 million, or 200%, to $207.4 million in 2005 from $69.1 million in 2004. Services revenues increased $12.9 million, or 77%, to $29.7 million in 2005 from $16.8 million in 2004. Our focus on delivering the DataPath 3000 product line to several of the U.S. Army's units during 2005 contributed to the majority of our growth in product revenues and generated $158.2 million in revenues, or 66.7% of total revenues. Also, revenues from ongoing integrated logistical services increased with product revenues as customers requested us to maintain products in the field. While our relationship with the U.S. military deepened through the U.S. Army during 2005, we also added sales to the U.S. Marines and Joint Special Operations Command ("JSOC").

        Cost of Revenues.    Costs related to the delivery of our products and services decreased as a percentage of total revenues to 68.0% in 2005 from 74.0% in 2004. Driven by our 176% increase in total revenues, costs of revenues increased $97.6 million, or 153%, to $161.2 million in 2005 from $63.6 million in 2004. These costs were directly attributable to materials and labor associated with higher revenues. Product costs decreased to 67.7% of product revenues in 2005 compared with 70.5% in 2004. This was primarily driven by efficiencies gained from consolidating our production process to one facility in May 2005 and from long production runs of DataPath 3000s during 2005. Services costs also decreased to 70.1% of services revenues in 2005 compared with 88.6% in 2004. The decline in services costs was primarily related to a decrease in the cost of Defense Based Act ("DBA") insurance premiums.

        Gross Profit.    Our gross profit was $76.0 million, or 32.0% of total revenues, in 2005 compared with $22.3 million, or 26.0% of total revenues, in 2004. Approximately $39.3 million of this increase was due to an increase in volume while the remaining improvement was primarily due to production efficiencies achieved with higher volumes and larger production runs.

        Sales and Marketing.    Sales and marketing expenses increased $8.1 million, or 439%, to $10.0 million in 2005 from $1.9 million in 2004 and increased to 4.2% of total revenues in 2005 from 2.2% in 2004. Approximately $1.9 million of this increase was due to the higher absolute dollar amount of our sales commissions. The balance of the increase was due to the development of strong sales, marketing and public relations departments with a headcount (employees plus full time contractors) increase of 22 people from 11 to 33, an increase of 200%. In addition, we expanded our trade show activity, developed a bid and proposal group, and expanded our sales team to support anticipated 2006 sales. We also incurred sales and marketing expenses in establishing a presence near various U.S. military bases to better communicate with the military and to expand our offerings while delivering our products to U.S. Army units.

        Research and Development.    R&D expenses increased $1.3 million, or 93%, to $2.6 million in 2005 from $1.3 million in 2004. R&D expenditures in 2005 focused on expanding our products from Ku to Ka, tri-band and quad-band capabilities, geometrically increasing our Internet Protocol ("IP") packet throughput, creating a wireless solution set and improving the functionality and ruggedness of our other products.

        General and Administrative.    As a result of developing infrastructure to support our rapid revenue growth, G&A expenses increased $20.1 million, or 246%, to $28.3 million in 2005 from $8.2 million in 2004. G&A expenses as a percentage of total revenues increased to 11.8% in 2005 from 9.6% in 2004. The largest components of G&A expenses during 2005 related to the hiring and retaining of an executive management team, the hiring of nearly 300 employees and contractors, and incentive accruals. Total salary and bonus expenses for 2005 were over $10.0 million compared with less than $2.1 million for 2004. Recruiting and hiring expenses for 2005 totaled over $1.0 million. Other initiatives that contributed to the increase included the implementation of a new ERP system, the initiation of ISO-9001 compliance, the implementation of a comprehensive corporate insurance plan, the auditing of two years of previously unaudited financial statements and the relocation of the Company to a new facility.

        Lease Abandonment.    In 2005, we entered into a five-year lease agreement (effective May 2005) for a new office and integration facility. As a result, we abandoned the previous leased office facility and charged the remaining lease obligation and related future costs of approximately $1.1 million to expense in the six months ended July 1, 2005.

        Interest Expense.    Interest expense increased $2.3 million to $2.9 million in 2005 from $0.6 million in 2004. The increase was primarily attributable to an increase in debt and capital leases to $33.0 million from $9.6 million. In addition, we incurred higher interest expense in 2005 as a result of the senior and mezzanine debt financing from our acquisition by DPI Holdings which was refinanced to a significantly lower interest rate in September 2005. Approximately $0.6 million of interest expense was related to the September 2005 write-off of capitalized debt issuance costs from 2004.

        Income Taxes.    The provision for income taxes for fiscal 2005 reflected an annual effective tax rate of 29%, as compared with 38% for fiscal 2004. This decrease in effective tax rate was driven by the benefit of the extraterritorial income exclusion, partially offset by the resolution of an IRS examination in 2005. We expect our effective tax rate to gradually increase as the benefit from this income exclusion is fully phased-out by the Internal Revenue Service by 2006.

        Net Income.    Net income increased by $15.6 million, or 236%, to $22.2 million in 2005 from $6.6 million in 2004. Net income as a percentage of total revenues also increased to 9.4% in 2005 from 7.7% in 2004. These improvements in net income on a straight dollar basis and as a percentage of total revenues were the result of significant increases in product volume and margin and improvements in cost management.

Comparison of Fiscal Years Ended December 31, 2004 and 2003

        Our financial results for 2003 reflect those of our Predecessor prior to its acquisition by DPI Holdings in September 2004. Our financial data for 2004 reflects the results of our Predecessor for the nine months ended September 30, 2004 combined with the results of the Successor for the three months ended December 31, 2004.

        Revenues.    Revenues increased $41.9 million, or 95%, to $85.9 million in 2004 from $44.0 million in 2003. Product revenues increased $34.6 million, or 100%, to $69.1 million in 2004 from $34.5 million in 2003. Services revenues increased $7.3 million, or 77%, to $16.8 million in 2004 from $9.5 million in 2003. Our focus on providing satellite earth terminals to U.S. military customers during 2004 drove our product revenue growth. In addition, as more of our products required maintenance in the field, services revenues increased with product revenues. Fourth quarter 2004 revenue accounted for 31.6% of the year's revenue and was positively impacted by our first large quantity order to deliver DataPath 3000 units to the U.S. Army.

        Cost of Revenues.    Costs related to the delivery of our products and services decreased as a percentage of total revenues to 74.0% in 2004 from 81.7% in 2003. This cost decrease was associated with a shift to a mass production model of delivery. On a dollar basis, costs of revenues increased $27.6 million to $63.6 million in 2004 from $35.9 million in 2003. This increase was primarily attributable to materials and labor costs associated with our 95% increase in sales.

        Gross Profit.    Our gross profit increased by $14.3 million, or 177%, to $22.3 million in 2004 from $8.0 million in 2003. As a percentage of total revenues, gross profit increased to 26.0% in 2004 from 18.3% in 2003. Approximately $7.7 million of this increase was due to an increase in volume while the remaining improvement was primarily attributable to improvements in production efficiencies while gross profit on services stayed relatively flat.

        Sales and Marketing.    Sales and marketing expenses increased $0.7 million, or 55%, to $1.9 million in 2004 from $1.2 million in 2003 but decreased to 2.2% of sales in 2004 from 2.7% of sales in 2003. This dollar increase was primarily due to an increase in sales volume and the associated sales commissions along with bid and proposal costs.

        Research and Development.    R&D expenses increased $0.9 million, or 243%, to $1.3 million in 2004 from $0.4 million in 2003. This increase was primarily due to a focus on developing smaller and lighter earth satellite communications products and products with IP-centric functionality.

        General and Administrative.    G&A expenses increased by $2.8 million, or 50%, to $8.2 million in 2004 from $5.4 million in 2003. G&A expenses as a percentage of revenues decreased to 9.6% in 2004 from 12.4% in 2003. Expenses associated with preparing for our acquisition by DPI Holdings and the subsequent costs of hiring management personnel increased G&A expenses in 2004.

        Interest Expense.    As part of our September 2004 acquisition by DPI Holdings, we assumed debt of $17.1 million which drove the interest expense increase of $0.6 million in 2004 from $0 in 2003.

        Net Income.    Net income increased by $6.0 million, or 935%, to $6.6 million in 2004 from $0.6 million in 2003. Net income as a percentage of total revenues also increased to 7.7% in 2004 from 1.5% in 2003. These improvements in net income on a straight dollar basis and as a percentage of total revenues were the result of significant increases in product volume and margin as well as active cost management. These improvements were partially offset by expenses related to starting development of the DataPath 3000 product line and preparations for our acquisition by DPI Holdings.

Liquidity and Capital Resources

        The following table sets forth a summary of cash provided by or used in our various business activities for the periods indicated (amounts in thousands):

		Six Months Ended
	Year Ended December 31, 2005	June 30, 2006	July 1, 2005
		(unaudited)
Net cash provided by (used in) operating activities	$(12,286)	$7,355	$3,320
Net cash used in investing activities	(3,752)	(3,236)	(1,483)
Net cash provided by financing activities	15,617	23,002	3,638

Net increase (decrease) in cash and cash equivalents	(421)	27,121	5,475
Cash and cash equivalents at beginning of period	9,790	9,369	9,790

Cash and cash equivalents at end of period	$9,369	$36,490	$15,265

        Our primary liquidity needs are for funding working capital, investing in capital expenditures, principal and interest payments under our Senior Secured Credit Facility, strategic acquisitions, and R&D investments. Historically, our source of liquidity has been cash provided by our operating activities, borrowings under credit facilities and proceeds from the sale of our common stock. We expect to meet our future internal liquidity and working capital needs from funds generated by our operating activities and available debt under our $100 million Senior Secured Credit Facility.

        In June 2006, we sold 31,460,000 million shares of our common stock to new investors in the June 2006 Private Placement. We used a substantial portion of the proceeds from the June 2006 Private Placement to purchase and retire 30,126,667 common shares held by DPI Holdings. The remaining net proceeds of $9.2 million will be used for our working capital.

        Additionally, in June 2006, we amended the $100 million Senior Secured Credit Facility to assume $49.6 million of obligations from DPI Holdings. Concurrently with this amendment, our demand note to DPI Holdings in the amount of $32.1 million was satisfied and DPI Holdings transferred to us $9.6 million of cash and cash equivalents. The Senior Secured Credit facility, which matures on

September 30, 2010, consists of a $50 million term loan credit facility and a $50 million revolving credit facility and is more fully described in "Description of Indebtedness."

        At June 30, 2006, our working capital was $75.3 million (after cancellation of the $32.1 million demand note to DPI Holdings), compared with $42.6 million at December 31, 2005. This increase in working capital was primarily due to (1) the net proceeds from the sale of our shares in the June 2006 Private Placement, (2) liquidity from assumption of DPI Holdings' debt and the related transactions and (3) our strong revenue growth and improved profitability driving cash provided by operations to $7.4 million in the first six months of 2006 from $3.3 million in the same period in 2005. As of June 30, 2006, we had cash on our balance sheet and availability under our existing $100 million Senior Secured Credit Facility totaling $86.5 million compared with $28.3 million at December 31, 2005.

        Net cash provided by operating activities for the six months ended June 30, 2006 was $7.4 million compared with $3.3 million for the six months ended July 1, 2005. The increase in net cash from operating activities was primarily driven by net income growth, including receipt of a legal settlement of $2.3 million.

        Net cash used in operating activities during 2005 was $12.3 million. As a result of the implementation of a new ERP system and a change of our primary customers' billing system from manual to electronic, we experienced an increase in days sales in receivables beyond historical levels during the fourth quarter of 2005. This resulted in a net use of cash in fiscal 2005 of approximately $39.9 million related to receivables. The net use of cash from operations in 2005 was further related to an increase in working capital necessary for fulfilling increased sales orders, specifically, $19.1 million in inventory, offset by $22.2 million of net income and an increase in payables and accrued expenses of $28.1 million.

        We expect that our cash and working capital requirements for operating activities will increase as we continue to implement our business strategy. We expect additional working capital may be required for work inventory to fulfill orders, as obtained, and that we may experience negative cash flows due to fluctuations in quarterly operating performance.

        Net cash used in investing activities for the six months ended June 30, 2006 was $3.2 million compared with $1.5 million for the six months ended July 1, 2005. This increase in cash used for investment activities was primarily related to the purchase of leasehold improvements, test equipment, furniture and fixtures, and computers. A significant portion of these investing activities related to the opening of the new headquarters facilities in May 2006.

        Net cash used for investing activities during 2005 was $3.8 million. Cash used for investing activities during 2005 was primarily related to the purchase of $2.6 million in property and equipment to move to and upgrade a new manufacturing facility, the purchase of cubicles and furniture for a new office location, purchase and implementation of our ERP system and funding capital research projects. The remaining increase in net cash used for investing activities was related to the $1.0 million acquisition of Third Rail Americas, Inc. and the $0.2 million acquisition of M&C Systems, Inc.

        Our future capital requirements will depend upon many factors, including the success of our marketing efforts, the nature and timing of customer orders, acquisition opportunities and the level of capital requirements related to the expansion of our business. In 2006, we have incurred and will continue to incur costs associated with product demonstration units, office furniture and computers for new employees and expansion of corporate facilities. Based on current plans, we believe that our existing capital resources will be sufficient to meet our working capital requirements for the foreseeable future.

        Net cash provided by financing activities for the six months ended June 30, 2006 was $23.0 million compared with $3.6 million for the six months ended July 1, 2005. This increase in cash provided by financing activities was the result of the $9.2 million of net proceeds received by us from the June 2006

Private Placement and the $9.6 million of cash and cash equivalents received from DPI Holdings upon our assumption of its obligations under the Senior Secured Credit Facility.

        Net cash provided by financing activities during 2005 was $15.6 million compared with $25.2 million in 2004. Net cash provided by financing activities was higher in 2004 as a result of our September 2004 acquisition by DPI Holdings. This acquisition was funded with $10.8 million of equity capital and $17.1 million of debt. In 2005, all loans (primary and subordinated debt) and lines of credit from the September 2004 acquisition were paid down with funds in the amount of $23.9 million.

Effect of Inflation and Changing Prices

        We do not believe that inflation or changing commodity prices have had a significant impact on our revenues or operating income in the three most recent fiscal years presented herein.

Off-Balance Sheet Arrangements

        As of December 31, 2005, we were a guarantor of DPI Holdings' obligations under the $100 million Senior Secured Credit Facility with Citicorp. Other than the guarantee of this credit facility, as of December 31, 2005, we had no material off-balance sheet arrangements, such as guarantees, retained or contingent interests in assets transferred to unconsolidated entities, derivative instruments or variable interests in entities that provide financing, liquidity, market risk or credit risk support to us or engage in leasing, hedging or research and development services with us. We amended this $100 million Senior Secured Credit Facility in May 2006 to substitute DataPath for DPI Holdings as the obligor.

Contractual Obligations and Commercial Commitments

        At December 31, 2005, we had contractual obligations and commercial commitments as follows (in millions):

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in millions)
Commitments
Long-term debt obligations	$0.4	$0.1	$0.3	$0.0	$0.0
Capital lease obligations	1.6	0.8	0.6	0.2	0.0
Operating lease obligations	2.9	0.7	2.0	0.2	0.0

Total	$4.9	$1.6	$2.9	$0.4	$0.0

  Long-Term Debt Obligations

        In May 2006, the Company and DPI Holdings amended the $100 million Senior Secured Credit Facility to substitute the Company as the obligor. Accordingly, we assumed $49.6 million of outstanding obligations under this credit facility. The Senior Secured Credit Facility requires quarterly principal payments of $125,000 and requires at least quarterly interest payments.

  Capital Lease Obligations

        During the first six months ended June 30, 2006, we increased capital leases by $1.8 million due to continued expansion. These leases will be paid off over a term of three to five years.

  Operating Lease Obligations

        In January 2006, we entered into a six-year lease agreement (effective as of March 1, 2006) for additional office space. In June 2006, we entered into a three-year lease agreement (effective September 1, 2006) for various office furnishings and cubicle installations. At the end of the lease term, we may exercise the purchase option or, with mutual agreement of the lessor, renew the term of the lease. The minimum lease obligations for these two arrangements is $8.2 million.

Quantitative and Qualitative Disclosures About Market Risk

        We are exposed to market risk, primarily related to interest rates. Financial instruments subject to interest rate risk include variable-rate long-term debt obligations, variable-rate commercial paper and short-term investments. As of December 31, 2005, we had no material short-term investments and no outstanding commercial paper. Under our current positions, we do not use interest rate derivative instruments to manage exposure to interest rate changes. In addition to the risks inherent in our operations, we are exposed to financial, market, political and economic risks. The following discussion provides additional detail regarding our exposure to credit risks, interest rates and foreign exchange rates.

  Cash and Cash Equivalents

        All unrestricted, highly liquid investments purchased with a remaining maturity of three months or less are considered to be cash equivalents. We maintain cash and cash equivalents with various financial institutions in excess of the amount insured by the Federal Deposit Insurance Corporation. We believe that any credit risk related to these cash and cash equivalents is minimal.

        At June 30, 2006, $22.2 million of our $36.5 million in cash and cash equivalents was on deposit at one bank. Approximately $25.9 million of this cash was received on June 30, 2006 as proceeds from the June 2006 Private Placement. Due to the timing of receipt of this cash, only 26.2% was held in investment grade, short term securities at June 30, 2006.

  Foreign Currency

        We have contracts to provide services to certain foreign countries approved by the U.S. government. Our foreign sales contracts require payment in U.S. dollars, and therefore are not affected by foreign currency fluctuations. We occasionally issue orders or subcontracts to foreign companies in local currency. The current obligations to foreign companies are immaterial in amount and we believe the associated currency risk is also immaterial.

  Interest Rates

        In May 2006, we assumed the obligations of DPI Holdings under the $100 million Senior Secured Credit Facility. The credit facility consists of a $50 million term loan credit facility and a $50 million revolving credit facility, which is available on a fully revolving basis. The interest rate on this debt is tied to LIBOR plus a spread of between 175 and 225 basis points, dependent on our rate of debt to EBITDA as defined by this Senior Secured Credit Facility.

        At June 30, 2006, there were borrowings of $49.6 million outstanding under this Senior Secured Credit Facility that were subject to interest rate risk. Each 100 basis point increase in interest rates relative to these borrowings would have an annual impact on pre-tax earnings and cash flows of approximately $0.5 million based on the June 30, 2006 debt level.

Use of Non-GAAP Financial Measures

        EBITDA is defined as net income before deducting income taxes, interest, depreciation and amortization. Although EBITDA is not a measure of performance required by, or calculated in accordance with, GAAP, management believes that it is useful to an investor in evaluating us because it is widely used as a measure to evaluate a company's cash flow and operating performance before debt expense. EBITDA does not purport to represent cash generated by operating activities or net income and should not be considered in isolation or as a substitute for measures of performance in accordance with GAAP. In addition, because EBITDA is not calculated identically by all companies, the presentation here may not be comparable to other similarly titled measures of other companies. There are material limitations associated with making the adjustments to our earnings to calculate EBITDA and using this non-GAAP financial measure as compared to the most directly comparable U.S. GAAP financial measures. For instance, EBITDA does not include:

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  interest expense, and because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate revenue;

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  depreciation and amortization expense, and because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue; and

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  tax expense, and because the payment of taxes is part of our operations, tax expense is a necessary element of our costs and ability to operate.

        Additionally, EBITDA is not intended to be a measure of operating cash flows for management's discretionary use, as it does not consider certain cash requirements such as capital expenditures, contractual commitments, interest payments, tax payments and debt service requirements. Also the amounts shown for EBITDA as presented herein differ from the amounts calculated under the definition of EBITDA used in our $100 million Senior Secured Credit Facility, which further adjusts for certain profits and losses and extraordinary items and is used to determine compliance with financial covenants.

Recent Accounting Pronouncements

        In December 2004, the FASB issued SFAS 123(R). SFAS 123(R) requires the measurement of all employee stock-based compensation awards using a fair-value method and requires such expense to be recorded in financial statements. SFAS 123(R) is effective for periods beginning after December 15, 2005. SFAS 123(R) provides alternative methods of adoption, which include prospective application and a modified retroactive application. We adopted SFAS 123(R) on January 1, 2006, using the modified prospective transition method (see Note 13 of Notes to Annual Financial Statements—Recent Accounting Pronouncements). Under modified prospective application, SFAS 123(R) applies to new awards and to awards modified, repurchased, or canceled after the required effective date. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of the required effective date shall be recognized as the requisite service is rendered on or after the required effective date. Based on the grants issued prior to January 1, 2006, and unvested at January 1, 2006, we anticipate recognizing share-based compensation expense in 2006 of approximately $407,000. The total share-based compensation expense in the 2006 financial statements cannot be predicted at this time because we expect to continue our policy of granting share-based payment awards in the future. Based on this policy, the 2006 amount of compensation expense will increase throughout the year based on the number of shares awarded. SFAS 123(R) also requires that the classification of excess tax benefits associated with exercising stock options will change from an operating cash flow activity to a financing cash flow activity. This will reduce our net operating cash flows and increase the net financing cash flows in 2006. We cannot estimate the impact on the cash flow statement as it is dependent on the amount and timing of employee stock option exercises.

        In March 2005, the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations ("FIN 47") an interpretation of SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"). The primary objective of FIN 47 is to clarify that the term "conditional asset retirement obligation" as used in SFAS 143 refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. This interpretation is effective for fiscal years ending after December 15, 2005. We adopted this interpretation December 15, 2005 and it did not have a material impact on our financial statements or disclosures for the fiscal year ended December 31, 2005.

        In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of Accounting Research Bulletin (ARB) No. 43, Chapter 41 ("SFAS 151"), which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS 151 requires abnormal amounts of idle facility expense, freight, handling costs and wasted material or spoilage to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 was effective for inventory costs incurred beginning January 1, 2006. We have adopted the provisions of SFAS 151 and the adoption of this standard did not have a material impact on our operations, financial position or cash flows.

        In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 ("FIN 48"), which clarifies the accounting for uncertainty in tax positions. FIN 48 requires that we recognize in our financial statements the impact of a tax position if that position is more likely than not to be sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of our 2007 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We are currently evaluating the impact of adopting FIN 48 on our financial statements.

BUSINESS

Overview

        We are a leading provider of satellite communications networks, primarily for the DoD. Our networks transmit and receive information that is used for C4ISR purposes. Specifically, we design, engineer, integrate and produce earth stations and earth terminals that transmit information via orbiting satellites, forming satellite communications networks that connect multiple users anywhere around the world. Many of our earth terminals are designed to be mobile, rugged and operational in any terrain. Our networks can be deployed in locations where fixed, terrestrial-based communications infrastructure may not exist, and our networks are less vulnerable to man-made or natural disasters than terrestrial-based communications infrastructure. In addition, our satellite communications networks integrate with terrestrial wired and wireless systems. We also provide engineering staff to install, optimize, operate and maintain these networks.

        We primarily sell our products and services in the market segments for C4ISR programs. According to Frost & Sullivan, the DoD has requested a budget of $27.4 billion in fiscal year 2007 for C4ISR programs. Many of these C4ISR programs support the goal of the U.S. government to achieve information superiority through network-centric operations. Information superiority enables the U.S. military to address asymmetric threats, such as terrorism, insurgency, guerrilla warfare or other non-traditional forms of warfare, and it strengthens the emergency response capabilities of federal, state and local government agencies.

        We offer a broad line of portable, mobile, transportable, fixed and custom satellite communications networks that directly support the U.S. government's network-centric operations. Our networks transmit and receive real-time video, voice and data of both secured and non-secured information. The communication of that information supports military and civilian government applications in both established central sites and strategic outposts around the world.

        Our networks are used primarily for U.S. military applications to support combat and non-combat operations. We serve as a prime contractor on the SATCOM component of the U.S. Army's JNN, the network-centric communications infrastructure that provides reliable and portable communications to the U.S. Army. Battle-tested in Afghanistan (supporting Operation Enduring Freedom) and in Iraq (supporting Operation Iraqi Freedom), our networks have been deployed quickly and have functioned reliably despite rugged terrain and harsh conditions. For DISA, we provided, installed and continue to operate and maintain a communication network at a teleport at the Ramstein Air Base in Germany. This teleport connects military and commercial satellite networks to provide the U.S. Air Force with the bandwidth required to conduct its daily operations and other applications. In addition, our networks have been used to address civilian communications requirements. In response to Hurricanes Katrina and Rita in 2005, we deployed our portable satellite communications networks to the affected states to provide voice, data and video communications to emergency first responders who had lost the use of their land-based systems due to these storms. More than 600 of our systems have been deployed to date.

        Our acquisition of Third Rail Americas, Inc. in December 2005 provided us wireless capabilities to extend the reach of our communications networks. By combining satellite and wireless terrestrial technologies, we can now deliver reliable, seamless, high-bandwidth communications to the edge of the network for both military personnel and civilian first responders. The U.S. military in Iraq has implemented our wireless capabilities for jamming IEDs.

        We differentiate our offerings through our innovative and flexible design methodology. We design and build our networks using best-of-breed, commercial-off-the-shelf, or COTS, components. Using a COTS-based approach, we incorporate the latest improvements in technology quickly and with minimum expense, reduce our exposure to obsolescence, and adapt to rapid technological change. In contrast, many of our competitors build C4ISR systems from the ground up to meet MILSPEC. As a result, these MILSPEC systems generally incorporate application-specific hardware and software that is expensive and not readily adaptable to other systems or platforms. We respond quickly and effectively to requests for proposal through our design strategy of developing self-funded working prototypes while some of our competitors often wait for customers to fund such prototypes. We also integrate key suppliers into the design of our products and often secure the exclusive marketing rights to the offerings we co-design. We believe our design process results in several business and technological benefits, including the following:

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  shorter design and production cycles that enable faster time to market;

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  lower initial and life-cycle product costs;

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  easier and faster adaptation of our technology to different platforms and environments;

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  networks that meet the speed, mobility, bandwidth, interoperability and customization needs of our customers; and

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  greater control over intellectual property.

        Since 2003, we have achieved a high rate of organic growth, as illustrated by the following table:

	Year Ended December 31,			Six Months Ended
	2005	2004(1)	2003	June 30, 2006	July 1, 2005
	(in thousands, except per share data)
Revenues:
Product	$207,425	$69,050	$34,478	$107,253	$79,055
Services	29,740	16,810	9,484	23,845	12,893

Total revenues	237,165	85,860	43,962	131,098	91,948
Net income	$22,203	$6,605	$638	$11,990	$7,750
Earnings per share data:
Earnings per share, basic	$0.53	$0.16	$0.02	$0.29	$0.18
Earnings per share, diluted	$0.52	$0.16	$0.02	$0.27	$0.18
Weighted average shares outstanding, basic	42,051	42,051	42,051	42,062	42,051
Weighted average shares outstanding, diluted	43,108	42,051	42,051	43,474	43,157

(1)
In accordance with GAAP, we have separated our historical financial results for the Predecessor and the Successor periods. The separate presentation is required under GAAP when there is a change in accounting basis, which occurred when purchase accounting was applied in connection with the change in ownership. The combined twelve months represents the nine months ended September 30, 2004 for the Predecessor and the three months ended December 31, 2004 for the Successor and are presented for illustrative purposes only. These combined results are not intended to represent what our operating results would have been had the change in ownership occurred at the beginning of the period.

        Substantially all of our 2005 revenues were derived from contracts in which we acted as prime contractor and the balance was from contracts in which we acted as a sub-contractor. As of December 31, 2005 and June 30, 2006, our total backlog was approximately $156 million and approximately $258 million, respectively.

        We support our networks with experienced field professionals who install, operate and maintain networks at customers' sites, using our monitor and control software to optimize network performance. Our on-site personnel enable us to respond rapidly to customers' needs as well as better anticipate their future requirements. Personnel at our headquarters provide design, development, integration, program management, marketing, sales and administrative functions.

Industry Overview

        We derive our revenues primarily from the DoD, specifically the C4ISR segments. Going forward, we plan to augment our revenue by targeting customers in DHS, state and local emergency responders, and international markets as well as commercial broadband end users. Set forth below is a summary of the key market opportunities for our business.

Department of Defense

        The overall DoD budget approved by the U.S. Congress in December 2005 was $441.5 billion. Lawmakers added another $50.0 billion in emergency war funds and, in June of 2006, $70.4 billion in supplemental funds were approved, bringing the total 2006 defense spending budget to $561.9 billion. On July 20, 2006, the Senate Appropriations Committee approved the fiscal year 2007 Defense Appropriations Bill. The bill provides $453.5 billion in new discretionary spending authority for the DoD for functions under the Defense Subcommittee's jurisdiction, including $50.0 billion in additional appropriations to fund operations related to the Global War on Terror ("GWOT"). This brings the total defense budget to $503.5 billion.

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  The portion of the defense budget allocated to C4ISR is projected to be $27.4 billion in 2007, growing to $30.4 billion in 2011.

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  The North American Strategic Military Communications, Base Communications and Tactical Communications subsegments of C4ISR are expected to fund some of our current and expected programs. These programs support the following military networks and systems: Blue Force Tracker, the Future Combat Systems, the Global Information Grid ("GIG"), the JNN, the Warfighter Information Network-Tactical and World Wide Satellite Systems ("WWSS"). According to Frost & Sullivan, funding for the North American Strategic Military Communications, Base Communications and Tactical Communications sub-segments of C4ISR was estimated to be $14.0 billion in 2005 and is projected to be $15.3 billion in 2011.

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  President Bush's proposed fiscal year 2007 budget provides for $11.6 billion of funding over the next four years to procure 322 unmanned aerial vehicles, or UAVs. The addition of new UAVs will increase the U.S. military's overall satellite communication bandwidth needs.

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  To improve worldwide military communications, the proposed fiscal year 2007 budget also provides for $9.3 billion of funding for fiscal year 2007 through fiscal year 2011 for the Transformational Satellite program, which will extend high-bandwidth satellite capabilities to deployed troops worldwide, delivering approximately eight times the speed and amount of data that the U.S. military can currently transmit and receive.

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  O&M funding is scheduled to increase from $142.6 billion in 2006 to $152.0 billion in 2007. We anticipate that funding for our integrated logistics support services will be provided for in the federal O&M budget.

Other Markets

        Department of Homeland Security.    The fiscal year 2007 budget request for the DHS is $42.7 billion, representing a 6.0% increase over fiscal year 2006. This $42.7 billion budget will fund a number of programs directly related to communication network opportunities, including the following allocations: $50.0 million to the National Preparedness Integration Program to improve first responder emergency communications and command and control alignment; $36.3 million to the Infrastructure Transformation Program, a portion of which will support network services that combine terrestrial, wireless and satellite communication technologies; $5.0 million to the Emergency Alert System upgrade that will improve system coverage and reliability by providing a two-way national level satellite backbone that links all federal, state and U.S. territory Emergency Operations Centers; and

$21.0 million to the Mobile Detection System that includes an accompanying mobile and relocatable communications and information infrastructure.

        State and Local Emergency Responders.    Senate Bill 1725, known as the Emergency and Interoperable Communications for First Responders bill, provides grants to states or regions to improve emergency communications capability and interoperability among first responders, agencies and government officials. This bill has estimated funding totals of $3.3 billion over the next five years, with $400.0 million allocated in fiscal year 2006. Federal fiscal year 2006 appropriations include $1.15 billion in discretionary spending for the Public Safety Communications & Interoperability Grants program. This grant program promotes the infrastructure to support communications interoperability among first responders from regional, state and local public safety agencies, and facilitates the exchange of voice and data on demand, even in the harshest of conditions. Since September 11, 2001, states and territories have been granted $8.6 billion to enhance first responder capabilities in preventing, protecting and responding to acts of terrorism.

        European Markets.    The Ministry of Defense ("MoD") strategies for many European countries are complementary to the DoD network-centric priorities. NATO is sponsoring the Network Enabled Capability architecture, the equivalent of the U.S. network-centric warfare, which seeks to improve information superiority, shared situational awareness, and networking of NATO forces. All of these needs depend on telecommunications capability, including satellite technologies. Military SATCOM contracts for the United Kingdom, France, Germany, Italy and NATO represent approximately €580.0 million per year.

        Commercial Markets.    The video market represents one of the primary drivers of the commercial satellite industry. The increased use of satellite technology to distribute video, including video channels, is expected to be a major growth driver for the industry over time. According to Frost & Sullivan research, the worldwide video compression encoder market will grow at a compounded annual growth rate of 18.1% from better than $542.4 million in 2006 to greater than $1.38 billion in 2011. In addition, satellite broadband usage for corporate clients is viewed as an emerging growth area for the industry. As the corporate intranet extends farther to remote, rural and underserved areas, satellites offer a viable and cost-effective solution to serve customers in these locations. Finally, growth in the mobile satellite market is expected to emerge due to the coverage offered by satellite technology that is unmatched by terrestrial offerings.

Significant Industry Trends

        In addition to increased levels of government funding, we expect the following trends in the U.S. and European military market to affect our business:

        Enhanced Role of Network-Centric Operations and Network Communications. A primary goal of network-centric operations is to supply a networked force with real-time, actionable intelligence and improved situational awareness. The need for this information exists during conflict, stabilization, reconstruction, and peacekeeping situations. Additionally, networks must be accessible regardless of location to enable real-time communications. As a result, we expect the U.S. and European militaries' emphasis on network-centric operations will drive demand for network communications products and services. We have joined the Network Centric Operations Industry Consortium ("NCOIC") as a Tier One member. The NCOIC has more than 80 members dedicated to building solutions that will enable systems and platforms to operate as a global network and to deploy the capability to all end users.

        Growing Demand for COTS-Based Solutions.    Current DoD and MoD procurement guidelines encourage acquisition of COTS-based solutions. Built upon open-system architecture, COTS-based solutions are easier to implement and thus quicker to deploy, provide system flexibility and facilitate interoperability by integrating multiple technologies. By utilizing COTS-based products, the DoD gains access to the latest commercial technologies at costs that are often lower than MILSPEC products or components. MILSPEC purchases often involve large investments in technology standards that are vulnerable to technological obsolescence. In contrast, COTS-based solutions use best-of-breed technology that can be readily replaced to incorporate the latest changes in technology. The DoD is now using COTS-based products in multiple programs, including its communications networks. Because of the DoD's growing demand for COTS-based solutions, we believe there will be reduced demand for MILSPEC components in the markets in which we compete.

        Expanding Bandwidth Needs.    The DoD, MoDs and federal, state and local governments all have expanding bandwidth demands due to the greater need to deliver more and higher quality images, voice and other actionable data to the end-user. Large amounts of bandwidth are required to provide battlefield images, identify hostile threats and transfer intelligence to command and control centers. For example, the U.S. military's dependence on automated surveillance and attack systems, such as UAVs, require substantial bandwidth for aircraft control and video feeds (e.g., the Global Hawk UAV uses up to 50 Mbps of bandwidth). The following diagram shows the DoD's historical and projected bandwidth needs to support 5,000 U.S. soldiers from 1990 through 2020:

Historical and Projected Growth in SATCOM Needed
to Support 5,000 Soldiers

  Source: Patrick Rayermann, "Exploiting Commercial SATCOM: A Better Way" (Parameters, U.S. Army War College Quarterly, Winter 2003/04)

        The U.S. military has surpassed its available bandwidth from government-owned satellites. To meet its increased demands, the U.S. military has purchased additional bandwidth from commercial vendors and now requires its satellite earth terminals to transmit and receive in multiple frequencies (X, Ku, Ka and C bands). We believe this trend will continue and that quad-band satellite earth terminals and wireless networks will be critical to address the U.S. military's bandwidth needs in the foreseeable future.

        On the federal and state agency level, satellite and wireless communications are now considered critical contingencies for disaster preparedness following the destruction of terrestrial networks in the wake of Hurricanes Katrina and Rita. Portable SATCOM solutions establish the bandwidth necessary to provide emergency communications infrastructure.

        Changing Nature of Warfare Requires Mobile and Proactive Capability.    The nature of warfare has evolved, compelling the U.S., European Union and NATO militaries to respond more effectively to asymmetric threats. Effective response to these threats requires dynamic communications, surveillance and attack capabilities with greater mobility that can operate in hostile, unpredictable environments, including urban areas. Tactical military network communications increasingly utilize portable systems that are smaller, lighter, more powerful and more efficient to facilitate use by designated participants regardless of location. This capability enables the U.S., European and NATO militaries to be more proactive in identifying threats in advance as well as quickly responding to such threats.

Competitive Advantages

        We believe our competitive advantages include the following:

        Innovative Network Design Methodology.    Our extensive experience in satellite communications systems enables us to continuously improve current systems as well as develop innovative new designs to respond to our customers' needs. Our design methodology includes the use of COTS-based hardware and software and our proprietary software. Our COTS-based approach enables us to incorporate the latest changes in technology quickly and with minimum expense, reduce exposure to obsolescence and adapt to rapid technological change. In contrast, many of our competitors build C4ISR systems from the "ground up" to meet MILSPEC. As a result, these systems generally incorporate application-specific hardware and software that is expensive and not readily adaptable to other systems or platforms. Our design methodology also incorporates the funding of prototypes in response to our customers' needs rather than depending on customer funds to develop and test prototypes, expediting our design and procurement process. We also involve our vendor community early in the design process, which allows us to bring quickly to market a broad range of systems designed for flexibility. Our design methodology permits us to adapt our technology readily to varying platforms and environments upon short notice and enables us to offer communication systems that meet the speed, mobility and bandwidth needs of our customers.

        Large Installed Base of Systems.    We have more than 600 of our satellite communications systems deployed worldwide. Our products currently function as the SATCOM backbone of the U.S. Army's JNN. In addition, we have deployed a battlefield communications solution—including satellite earth terminals, network equipment and integrated logistics support—for the U.S. Marine Corps' three SWAN projects. Our DataPath 2000 product has been deployed by the U.S. Marine Corps in Iraq and by the U.S. Army National Guard for training. The experience we have gained in developing more than 600 systems has enabled us to refine and improve our designs, add features and improve performance. This proactive, problem-solving approach helps us win new contracts because we often identify customer needs and solutions before they do, making us a trusted advisor and partner.

        Strong Customer Relationships and Industry Reputation.    Our experience in operating satellite earth terminals in active military theaters, as well as our experience in building components for the GIG (from the DISA teleport backbone to the backbone endpoints located around the world), has led to strong customer relationships. We have worked with our customers to gain a deep understanding of the DoD's network-centric warfare transformation plan, and we have built a reputation for rapidly providing network solutions to our customers' most difficult communications challenges.

        Vendor Relationships.    In our design process, we collaborate with our strategic vendors to leverage our complementary areas of expertise. We believe that these collaborative efforts result in distinct and innovative functionality in our networks, shorter development cycles and time to market relative to our competitors, and enhanced customer satisfaction. As a result of this approach, key suppliers have granted us exclusive procurement and marketing rights for several distinct design features. For example, our design team worked closely with ViaSat to develop what we believe is the industry's first COTS-based mobile 3.9 meter quad-band antenna, resulting in a three-year exclusive procurement right for this antenna which expires in January 2008. We also collaborated with Miller Industries, Inc. to develop the transport systems for our DataPath 3000 portable earth terminals.

        Experienced and Proven Management Team.    Our senior management team has substantial experience in the technology, telecommunications and defense industries. Our CEO, CFO and other executive officers have extensive experience at technology, communications and defense companies. In addition, our senior management team has developed and is supported by a deep and talented group of seasoned managers.

Growth Strategy

        The key elements of our growth strategy are summarized below:

        Grow Our Current Customer Base.    We believe there is a significant opportunity to grow our customer base across the DoD, the DHS, the U.S. intelligence agencies, other federal and state agencies and international governments that are U.S. allies. The U.S. Air Force and U.S. Marine Corps share the U.S. joint forces' vision of network-centric transformation to achieve information superiority based on actionable intelligence. Satellite communications networks represent an enabling platform for all service branches to realize network-centric capability. State and local agencies must provide communications networks that are reliable and secure when existing infrastructure fails. Internationally, NATO and European Union forces are also focused on network-centric transformation, and we plan to establish joint ventures or strategic relationships with recognized and premier "in-country" brands to provide our products to U.S. allies.

        Expand Breadth of Products and Services.    We intend to expand our products and services to meet additional needs of our existing customers and to enter new markets. For example, we recently expanded our capabilities by offering a fully scaleable wireless broadband solution integrated within our current product line. We also are developing smaller satellite communications systems that interface with user-supplied devices (such as laptops and tactical mobile radios) for ubiquitous connectivity via satellite that enables us to target new customers in related markets. We believe that our product line, particularly in the mobile area, and our planned integration of IP platforms will be competitive in our existing military markets and in the emerging commercial mobile markets.

        Continue to Capitalize on Trends and Spending for Network-Centric Operations.    The DoD has requested a budget of $27.4 billion in 2007 for continued implementation of network-centric operations and other projects within the C4ISR budget. Further implementation of network-centric operations requires expanding bandwidth, augmenting current COTQH, and implementing satellite systems with communications on-the-move. In addition, we anticipate that our customers will retain their communications systems regardless of deployment status, thereby enabling continuous upgrade and training opportunities. We are currently designing and developing systems to capitalize on these opportunities.

        Continue to Seek Strategic Vendor Relationships.    We utilize more than 25 strategic vendors to deliver integrated solutions to our customers. These multiple vendor relationships enable us to meet U.S. government regulations regarding supply chain diversification. We use our vending relationships to establish teaming agreements and exclusive procurement or marketing rights—both of which expedite new product development and integration. We also invite certain strategic vendors to participate in our design process, thus ensuring that they are working toward the same superior product design goals. We believe that these practices enable us to bring our products to market more rapidly than most of our competitors. We will continue to expand our relationships with new and existing vendors to develop new products, while seeking to maintain the ownership of our distinct and proprietary designs.

        Pursue Strategic Acquisitions.    In order to provide comprehensive solutions to customer requirements and expand our intellectual property portfolio, we plan to complement our internal growth with strategic acquisitions. While we intend to focus on acquisitions within our core business, we may also acquire businesses that are consistent with our design and engineering expertise and which complement the competencies of our management team. We will pursue these strategic acquisitions in order to gain immediate access to new technologies, thus enabling us to quickly capitalize on emerging market opportunities.

        Expand Operational and Maintenance Support Services.    We believe our customers prefer to have one vendor provide maintenance and support for each communication network (including equipment manufactured by other vendors). We are currently expanding our integrated logistics support services to include operational and maintenance support of other network communication equipment, including commercial baseband components. We also plan to expand our depot management capabilities to incorporate a more efficient, worldwide logistical support structure and to implement a proactive satellite communications network operations management center.

        Expand Software Systems.    We have recently enhanced our core competencies to address emerging market requirements in the areas of Bayesian inference modeling (utilizing knowledge of prior events to predict the probability of future events), knowledge discovery, sensor fusion and environmental monitoring. These enhanced core competencies complement our long-standing monitor and control software offerings in the area of bandwidth management, baseband network management, server management and selected application management, as well as our newer software offerings in the area of media asset management, which is a key element in the transformation of information into actionable intelligence.

Products and Services

        Products.    We offer a broad line of products that form communications networks. We form those networks by integrating satellite earth terminals with terrestrial wired and wireless systems that transmit information via orbiting satellites to multiple users anywhere around the globe. Our network product offerings include portable and mobile earth terminals designed for rapid mobility and deployment, transportable earth terminals designed for high-bandwidth network capacity, usually at a central hub, and fixed earth stations designed for sophisticated communications capabilities at strategic teleports. A majority of our earth terminals and stations are built to withstand wide fluctuations in temperature, handle shock and vibration, and deliver specific power and mobility capabilities, in compliance with military standards. Furthermore, each earth terminal or station must address specific size, weight and throughput (the amount of information that can be transmitted simultaneously) requirements.

        Our earth terminals and stations include proprietary software that optimizes performance and availability of satellite communications networks. Our software monitors overall network performance, identifies and eliminates potential performance problems and optimizes bandwidth usage. By automating these processes, our software minimizes the size of the staff needed by our customers to support their networks. We are in the process of integrating the capabilities of M&C Systems, Inc.'s software, which we acquired in 2005, with our proprietary software to create an end-to-end solution for the management of broadcast and satellite communications networks. We believe that software solutions will play a critical role in the U.S. military's migration to a network-centric force by monitoring, controlling and optimizing their mission-critical networks.

        The following table provides an overview of our product families.

Portable Earth Terminal Networks
DataPath ET 2000 Portable™

Description: Small, rugged, fly-away earth terminal
 Capability: Communications links in minutes from remote areas where no infrastructure exists
 Deployment Examples:
•  U.S. Marines in Iraq for dissemination of surveillance video
•  U.S. Army Stryker Brigade and Provisional Reconstruction Teams throughout Afghanistan
• U.S. Army National Guard to enable the quick transition of reservists to active duty
DataPath ET 3000 Portable™

Description: Compact, trailer-based earth terminal
 Capability: Secure, robust COTQH with support for up to four bands (C, Ku, Ka and X)
Deployment Example: U.S. Army in Iraq as satellite communications backbone of the JNN
Mobile Earth Terminal Networks
DataPath DKET 4000 Mobile™

Description: Satellite earth terminal that combines the power of larger earth terminals with the mobility of a full-size truck
 Capability: Secure, reliable, headquarters-quality communications from remote, interim command post locations in any single or quad-band configuration
Deployment Example: U.S. Army in Iraq as satellite communications hub of the JNN
Transportable Earth Terminal Networks
DataPath DKET 5000 Transportable™

Description: Self-contained, high-bandwidth earth terminal designed for transport on a flat-bed truck
 Capability: Secure, robust hub communications in a matter of hours from remote locations where no infrastructure exists
Deployment Examples:
•  DoD in Europe and the Middle East
• U.S. Marines Expeditionary Force

DataPath DKET 6000 Transportable™

Description: Self-contained, high-bandwidth earth terminal designed for military air transport
 Capability: Secure, robust hub communications in a matter of hours from remote locations where no infrastructure exists
 Deployment Examples:
•  DoD in Europe and the Middle East
• U.S. Marines Expeditionary Force
Fixed Earth Station Networks
DataPath ET 7000 Fixed™

Description: Permanent, strategic teleport or earth station, which can include DataPath services for planning, design, deployment, certification and management
 Capability: Secure, robust communications optimized for current and future requirements
Deployment Example: U.S. Air Force at Ramstein, Germany
Custom Class Networks
DataPath Custom Class™

Description: One-of-a-kind strategic teleport, earth station or earth terminal, which can include DataPath services for design, integration, installation and support
 Capability: Complex levels of communications performance and information assurance customized to meet complex customer requirements
Deployment Example: Being deployed in classified contract
Wireless Networks
DataPath Wireless Services™

Description: Wireless data links for communications
 Capability: Wireless connectivity for secure, real-time voice, data and Internet communications for military and emergency response personnel
Deployment Example: Counter IED jamming technology deployed in Iraq

        Services.    We provide outsourced O&M support for our customers' networks whether they are implemented in one location or are spread over a large geographical area.

        We offer a full line of integrated logistics support services. Our engineering services design, integrate, install, upgrade and document the networks customers purchase from us. Our on-site support provides experienced personnel to configure, operate, maintain, upgrade, monitor and control these networks, as well as to train our customers' personnel as needed. Our 24/7 technical hotline provides around-the-clock technical assistance to our customers and field engineers. Recently, we began providing depot-management services, including a depot to receive, provide and restock spare parts to the U.S. Army at Camp Victory, Baghdad.

        Our integrated logistics support services function provides a recurring revenue stream, and our field engineers perform an important and influential customer-facing role. Many of our field engineers are former U.S. military personnel who remain engaged in the field for several years (even after a combat theater becomes less active). These field engineers fulfill the role of customer-service agents and sales representatives for follow-on contracts.

Customers

        We provide our networks and services primarily to the U.S. government for both military and civilian applications. Our DoD customers include the U.S. Army, U.S. Marine Corps, the U.S. Air Force and U.S. Army National Guard. For the year ended December 31, 2005, the U.S. Army accounted for over three-quarters of our revenues. Through our existing relationships with U.S. Northern Command, we have delivered our solutions to DHS and FEMA. More than 600 of our satellite communications networks are deployed worldwide.

        Set forth below are several case studies that illustrate our ability to deliver a range of capabilities tailored to the needs of our customers in both military and non-military emergency situations.

        Building and Supporting Communications for the U. S. Army.    In 2005, the U.S. Army deployed its JNN into theaters of combat to support its transformation to a global, network-centric force. The JNN provides the U.S. Army with tactical communications down to the battalion level and quick access to bandwidth regardless of where troops are moving to or operating from. We were the prime contractor in engineering, integrating, deploying, supporting and re-supplying the satellite communications earth terminal components of the JNN. We solved many complex engineering problems associated with delivering network bandwidth, versatility, reliability and security across rugged terrain and under adverse conditions.

        As the following diagram illustrates, these DataPath 3000s connected to our DataPath 4000 Mobile networks, which functioned as their central hub:

Moreover, our DataPath 4000s were connected to our DataPath 5000s and 6000s, which enabled intra-theater and inter-theater communications for the U.S. Army. Our networks and integrated logistics support personnel ensured that U.S. military forces deployed to Southwest Asia had the connectivity, communications capabilities and information necessary to accomplish their objectives.

        Delivering Information Superiority for the U.S. Marines.    To provide the surveillance and actionable intelligence needed to support their mission in Iraq, the Marine Corps Expeditionary Forces deployed Boeing Scan Eagle UAVs to capture video images of the theater of operations. The Marines needed a communications system to download and disseminate that video to a series of qualified theater command points and to multicast live video across Iraq.

        The following diagram depicts the high-density storage and retrieval network we built to meet the video communications needs of the Marines:

This network collects, stores, and distributes real-time intelligence, surveillance and reconnaissance video across the Marines' chain of command. This solution enabled the transmission of encrypted, classified information (as well as open, unclassified information) despite severe desert heat and the wide range of adverse conditions inherent in active military conflict.

        Restoring Communications for the U.S. Northern Command and U.S. National Guard.    Shortly after Hurricane Katrina hit the Gulf Coast in 2005, we established a satellite-based, wide-area network that enabled U.S. National Guard units, as well as federal, state and local civilian officials, to coordinate disaster-response operations. While the size of our contract did not exceed $1.0 million, our portable networks enabled emergency first responders to re-establish voice, data and video communications via satellite when the existing land-based network infrastructure was damaged by the hurricane. Our communications links connected the front-line emergency workers to regional and national command centers.

Revenue Seasonality

        Our revenues are seasonal and cyclical, due in a large part to our high U.S. government and, particularly, our DoD customer concentration. Accordingly, we are subject to the U.S. government's September 30 fiscal budgeting process, which in our experience tends to drive spending during the second half of our fiscal year. U.S. defense spending has also historically been cyclical, which may affect our business. We believe that C4ISR spending, which includes the U.S. military's spending on network-centric operations, is currently a strategic growth portion of the U.S. defense budget. However, overall defense budgets have received their strongest support when perceived threats to national security raise the level of concern over the country's safety and when the military is involved in active conflict and peace-keeping missions. As these threats and hostilities subside, overall spending on the military tends to decrease with the reduction of deployed tactical assets and personnel. Regardless of the threat level, we believe strong demand remains for assets supporting the U.S. military's strategic communication and intelligence infrastructure needs. Currently, however, the U.S. military's defined goal of achieving information superiority incorporates spending in the funded DoD budget programs. As a result, in the future, we expect to procure the majority of our revenue from budgeted programs.

Backlog

        We define backlog as the funded and unfunded amounts provided in contracts less previously recognized revenue. We record an order in funded backlog when we receive a firm contract or purchase order, which identifies product quantities, sales prices, service dates and delivery dates. Funded backlog results from contractually committed amounts that have discrete funds set aside by the customer for payment. Due to our short production cycle, funded backlog typically is recognized as revenue within 12 months.

        Because of the uncertainty associated with unfunded items, we separate them into a distinct category of backlog called "unfunded backlog." Unfunded backlog includes unexercised contract options and amounts in contracts with no current funding. We identify these items as unfunded backlog because we believe there is a high likelihood that our customers will exercise their options to renew established service contracts or implement new systems. We sign certain contracts (including for the procurement of, among other items, O&M services) that typically have annual renewal options, and we include up to one year of renewal options in unfunded backlog (but do not include renewal options for years beyond one year). These renewal options typically are funded annually.

        As of December 31, 2005, our total backlog was approximately $156 million, of which approximately $123 million was funded and approximately $33 million was unfunded. In May 2006, AT&T signed a contract with the U.S. government and selected us as a subcontractor on the project, that increased our total backlog by approximately $139 million. The base contract of $34 million was included in funded backlog, and $105 million was included in unfunded backlog. Total backlog as of June 30, 2006 was approximately $258 million, with approximately $120 million funded and approximately $138 million unfunded.

Sales and Marketing

        As of August 31, 2006, we have 49 sales and marketing employees. We are adding procurement vehicles, such as the General Services Administration Schedule and Blanket Purchase Agreement, WWSS, and other Indefinite Delivery Indefinite Quantity contracts to our sales capabilities, which will make it easier for our customers to procure our products and services. We are working with strategic partners such as General Dynamics Corp., AT&T Corp. and other large prime contractors to lower our cost of revenues by teaming with their sales organizations. Teaming with large prime contractors also enables us to bid on much larger programs.

        We have established a DataPath brand and a scalable product naming convention that groups our networks into product families, which we believe enables our customers and the media to better understand our solutions and the value they offer. We have redesigned our website and our sales and marketing materials to communicate our offerings and their value.

        To date, we have been successful selling our products to the U.S. Army, the U.S. Marine Corps, U.S. Air Force, the U.S. Army National Guard, and certain state emergency management agencies. We plan to expand our sales and marketing efforts to include international military and civilian customer accounts. Also, we are currently hiring personnel to augment business development functions and to add sales, sales engineering and proposal support depth to our sales offices located outside corporate headquarters.

        We have won several awards from media and industry analysts relating to our efforts to build brand recognition for DataPath. In April 2006, The Atlanta Business Chronicle recognized us as one of the fastest growing companies in Atlanta with an Atlanta Pacesetter's Award. In May 2006, Washington Technology magazine ranked us number 37 on its list of federal IT contractors and the GovMark Council recognized us with two awards for outstanding marketing programs to the U.S. government. In June 2006, the Armed Forces Communications and Electronics Association awarded us their Golden Link Award for our role in Hurricane Katrina relief efforts and Frost & Sullivan honored us with its 2006 Business Development Strategy of the Year Award for excellence in the network-centric operations market.

Research and Development

        We develop most of our products and services in-house or in collaboration with certain of our strategic vendors. In addition to general research and development, our engineers have focused on developing solutions and products for specific customer needs. To maintain our competitive position, we expect to continue expanding our research and development capabilities through the remainder of 2006.

        Our engineering team has developed a number of important innovations, including: (i) improving the overall stability of our earth terminals; (ii) reducing waveguide signal loss; (iii) ensuring Ka-band stability; and (iv) providing tri-band capability for C, X, and Ku-bands via a software switch. These innovations are instrumental in maintaining our competitive position. In addition, our engineering department collaborates with strategic vendors early in our design process, which enables us to bring a broad range of systems with unique design features to market quickly. In many cases, we obtain ownership and/or exclusive marketing rights with respect to these distinct products and designs.

Manufacturing

        Our manufacturing operations consist primarily of the assembly and testing of our satellite communications networks.

        Over the past year, we have actively introduced lean manufacturing practices into our operations, including implementation of a supply chain management system, converting from a linear to a vertical warehouse operation, implementing advanced inventory management processes and attaining full ISO-9001:2000 certification.

        In 2005, we did a complete redesign of the DataPath 3000 that resulted in significant improvements to the assembly time of this earth terminal. Shortly after we began production of the redesigned DataPath 3000, we significantly reduced the average system integration time for it. We evaluated areas for productivity improvement and identified non-value added activities. As a result of this evaluation, we reduced inefficiencies in critical aspects of our business processes.

        We believe that our facilities are adequate for current and planned requirements. All of our manufacturing facilities, including those that serve the military market, must comply with stringent customer specifications. We employ formal quality management programs and other training programs, including ISO-9001 quality procedure registration programs.

        Our ability to deliver products to customers on a timely basis is dependent, in part, upon the availability and timely delivery by subcontractors and suppliers of the components and subsystems that we use in manufacturing our products. Electronic components and raw materials used in our products are generally obtained from independent suppliers. These components and materials are normally not purchased under long-term contracts unless a long-term sales contract with one of our customers so requires. Some components are standard items and are available from a number of suppliers. Others are manufactured to our specifications by subcontractors. Although we obtain certain components and subsystems from a single source or a limited number of sources, we believe that most components and equipment are available from multiple sources.

Government Contracts

        Most of our business is conducted under contracts with the U.S. government or subcontracts under such U.S. government contracts, some of which require performance overseas. Certain important aspects of our U.S. government contracts and subcontracts are described below.

  Bidding Process

        We are awarded U.S. government contracts either through a competitive bidding process, which may include bidding on contracts which are "set-aside" for qualifying small businesses only, or on a sole-source basis.

        Competitively Bid Contracts.    The U.S. government awards competitively bid contracts based on proposal evaluation criteria established by the procuring agency. Competitively bid contracts are awarded after a formal bid or proposal competition among those contractors submitting bids or proposals. In some cases, the U.S. government may limit the competition based on certain requirements, including qualification as a small business under the federal size standard that is applicable to the particular contract. A bid or proposal is usually prepared in a short time period in response to a deadline, and requires the extensive involvement of certain of our technical and administrative personnel. The U.S. government's award of a contract may be challenged by unsuccessful bidders through a process known as a "bid protest," which may cause project delays.

        Sole-Source Contracts.    The U.S. government sometimes awards sole-source contracts when, among other things, it determines that a single contractor has an expertise or technology that is otherwise unavailable, emergency circumstances exist that require immediate delivery and/or prevent awaiting the results of the normal procurement process, and/or national security prevents the disclosure of the government's requirements. The U.S. government may initiate the award of a sole-source contract without formal competition. In some cases, potential suppliers may compete informally for sole-source contracts through research and development investment and marketing efforts. To obtain a sole-source contract, a contractor may have to identify the government's requirements early and demonstrate a distinguishing expertise or technology promptly after the government has identified a requirement and/or demonstrate that it is the only source.

  Material Government Contract Provisions

        The funding of U.S. government programs is subject to Congressional appropriations. Although multi-year contracts may be authorized in connection with certain major procurements, Congress generally appropriates funds on a fiscal year basis, even though a program may continue for many years. Consequently, programs are initially often only partially funded, and additional funds are committed only as Congress makes further appropriations.

        Virtually all contracts with the U.S. government contain provisions, and are subject to laws and regulations, that give the U.S. government rights and remedies not typically found in commercial contracts, including rights that allow the U.S. government to:

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  terminate existing contracts for convenience (i.e., without cause);

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  reduce or modify contracts or subcontracts if its requirements or budgetary constraints change; and

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  terminate multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable.

        Generally, U.S. government contracts are subject to oversight audits by U.S. government representatives. Provisions in these contracts permit termination, in whole or in part, sometimes without prior notice, at the U.S. government's convenience (i.e., without cause) or upon contractor default under the contract. Specific types of contracts can contain different termination clauses, as described below under the caption "Government Contract Categories."

  Government Contract Categories

        Our U.S. government contracts include fixed-price contracts, time and materials contracts, and cost reimbursable contracts (e.g., cost-plus-fixed fee, cost-plus-award fee, and cost-plus-incentive fee).

        Fixed-Price.    These contracts are not subject to adjustment for costs incurred in the performance of the contract. With this type of contract, we assume the risk that we will be able to perform at a cost below the fixed-price, except for costs incurred because of contract changes ordered or required by the customer. Generally, to the extent the U.S. government terminates a fixed-priced contract, we would be entitled to payment for items delivered to and accepted by the U.S. government. If the termination is for convenience, we would also be entitled to payment of fair compensation for work performed plus the costs of settling and paying claims by any terminated subcontractors, other settlement expenses and a reasonable allowance for profit on the work performed.

        Time and Materials.    These contracts require us to deliver supplies and/or services on the basis of direct labor hours at specified fixed hourly rates that include all of our direct and indirect costs, such as wages, overhead, general and administrative expenses, and profit. With respect to these contracts, we assume the risk that we will be able to perform these contracts at these negotiated hourly rates. The materials or out-of-pocket expenses used in performing these contracts are reimbursed at our cost. Upon the termination of a time and materials contract, generally we would be entitled for reimbursement of our allowable costs and for hourly rates for work already performed under the contract.

        Cost Reimbursable.    Cost reimbursable contracts include cost-plus-fixed fee contracts, cost-plus-award fee contracts and cost-plus-incentive fee contracts. If, in the future, we receive the award of any of these types of contracts, we assume the risk that we may not be able to recover costs if they are not allowable or allocable under the contract terms or applicable regulations. Upon the termination of a cost reimbursable contract, generally we would be entitled to reimbursement of our allowable costs and, if the termination is at the U.S. government's convenience, a total fee proportionate to the percentage of work completed under the contract.

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  Cost-plus-fixed fee contracts are cost reimbursable contracts that provide for payment of a negotiated fee that is fixed at the inception of the contract. This fixed fee does not vary with the actual cost of the contract, but may be adjusted as a result of changes in the work to be performed under the contract. This contract poses less risk than a fixed-price contract, but our ability to win future contracts from the procuring agency may be adversely affected if we fail to perform within the maximum cost set forth in the contract.

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  Cost-plus-award fee contracts are cost reimbursable contracts that provide for a fee consisting of a base amount (which may be zero) fixed at inception of the contract and an award amount, based upon the government's satisfaction with performance under the contract. With this type of contract, we assume the risk that we may not receive the award fee, or only a portion of it, if we do not perform satisfactorily.

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  Cost-plus-incentive fee contracts are cost reimbursable contracts that provide for an initially negotiated fee to be adjusted later by a formula based on the relationship of total allowable costs to total target costs.

Subcontracts

        Revenues from contracts in which we acted as a subcontractor to other U.S. government contractors represented approximately 2% of our revenues for the six months ended June 30, 2006 and fiscal year ended December 31, 2005. Unlike direct U.S. government contracts, contracting parties typically have more freedom to negotiate terms of subcontracts. Based on the customers' requirements, when we act as a subcontractor, our subcontracts may or may not be governed by some of the terms and provisions commonly found in U.S. government contracts, including those described above. Frequently, such subcontracts include significant clauses from the U.S. government prime contract, including FAR clauses.

Competition

        We operate in highly competitive markets that are characterized by and sensitive to rapid technological change. Although successful product and systems development is not necessarily dependent on substantial financial resources, some of our competitors are substantially larger than we are and can maintain higher levels of expenditures for research and development. Some of these competitors also have significantly greater sales and marketing, technical and operating resources and broader product lines than we do. Some of these competitors may also be our customers (prime contractors), partners or suppliers from time to time. Large prime contractors who compete against us for systems integration and integrated logistics support contracts include: General Dynamics Corporation; Global SATCOM Technology, Inc.; Harris Corporation; ITT Industries, Inc.; L-3 Communications Corporation; Lockheed Martin Corporation; ManTech International Corporation; Northrop Grumman Corporation; and Raytheon Company. As our business expands and we execute our business strategy, we may face additional competition from large, experienced, diversified firms as well as other highly resourceful small business concerns.

        We concentrate on market opportunities that we believe are compatible with our resources, technical capabilities and objectives. We believe the principal competitive factors in our business include: product quality and reliability; cost-effectiveness; technological innovation; time to market; reputation for prompt and responsive contract performance; accumulated technical knowledge and expertise; and service. Our future success will depend in large part upon our ability to improve existing product lines and to develop new products and technologies in the same or related fields.

Intellectual Property

        We rely on a combination of patents, copyrights, trademarks, service marks, trade secret laws and contractual rights to protect our intellectual property.

        We also rely upon trade secrets, technical know-how and continuing technical innovation to develop and maintain our competitive position. Our policy is to enter into non-disclosure agreements with our suppliers to limit access to and disclosure of our proprietary information. The systems we sell require significant engineering design and manufacturing expertise. We are seeking patent protection on some technical innovations, but not all of our innovations are protectable by intellectual property registrations. Although we believe that our patent position and intellectual property portfolio, in the aggregate, are valuable to our business, we do not believe that the conduct of our business as a whole is materially dependent on any single patent, trademark or copyright. We rely heavily on the expertise of our employees and our learned experiences in both the design and manufacture of our systems and the delivery of our services. Our policy is to enter into confidentiality and invention assignment agreements with our employees and consultants who take part in research, design and development activities.

        We do not currently own a trademark registration for DATAPATH or related marks. We have multiple pending trademark applications for the mark DATAPATH and DATAPATH related marks with the U.S. Patent and Trademark Office. The DATAPATH word marks that cover our products and services have been published for opposition and should be allowed in the near future provided they are not opposed by third parties. Our DATAPATH (logo mark) has been indicated to be registerable pending the correction of several minor procedural objections. We expect that all DATAPATH related marks should be allowed in the near future based on the status of the DATAPATH word and logo marks.

Regulation

U.S. Government Contract Laws and Regulations

        Generally, U.S. government contracts are subject to procurement laws and regulations. The majority of our contracts are governed by the FAR, which provides uniform policies and procedures for the acquisition of goods and services by the U.S. government, and agency-specific acquisition regulations that implement or supplement the FAR. The FAR regulates all phases of the acquisition of products and services, including:

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  acquisition planning;

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  competition requirements;

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  contractor qualifications;

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  protection of source selection and vendor information and other ethics requirements; and

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  acquisition and contract award procedures.

        The FAR also contains guidelines and regulations for managing a contract after award, including conditions under which contracts may be terminated, in whole or in part, at the government's convenience or for default. These regulations also subject us to financial audits and other reviews by the government of our costs, performance, accounting, and general business practices relating to our contracts, which may result in adjustment of our contract-related costs and fees. Failure to comply with procurement laws or regulations can also result in civil, criminal or administrative proceedings involving fines, penalties, damages, suspension of payments, withholding or setoff, contract termination or suspension or debarment from government contracting or subcontracting for a period of time.

        Although the FAR is the primary acquisition regulation for the U.S. government, each government agency may issue an agency acquisition supplement to the FAR. Therefore, we may also be subject to, for example, the U.S. Department of Defense: Defense Federal Acquisition Regulation Supplement, the General Services Administration Acquisition Regulation Supplement, and the National Aeronautics Space Administration FAR Supplement, among others.

ITAR and EAR

        As an exporter of products and services from the United States, we are subject to U.S. regulations controlling export activities. These include the International Traffic in Arms Regulations ("ITAR"), the Export Administration Regulation ("EAR") and the foreign asset control regulations. If an activity is controlled under the export regulations, a license or other approval may be needed from the relevant agency. Even if approval is not needed, there may be requirements for U.S. government review prior to conduct of the activity, for giving notice to the U.S. government or for maintenance of records. Also, if an activity is controlled, there likely will be restrictions as to who can participate in the activity. Whether an activity is controlled is determined on a case-by-case basis.

International Regulatory Issues

        As we continue to expand our products and services into the international market, we will become subject to various foreign regulatory controls and procedures. To assess the viability of any foreign project, we will have to understand the regulatory environment, including, for example, determining which entity or entities have jurisdiction over satellite and telecommunications issues in that country, and making a determination as to whether that country has any controls on imports or exports. In many countries, a regulatory body exists, but the military also retains powers over certain issues. Therefore, necessary approvals may need to be vetted through more than one governmental agency, potentially resulting in longer contract performance periods. Additionally, the extent to which laws and regulations have been developed varies tremendously from country to country, which may lead to uncertainty. In some cases, it may be necessary for us to enter into a joint venture, alliance or partnership with a foreign or state-owned entity to navigate these international issues. In that case, we must further determine whether such associations are permitted under the laws of the particular country.

Operations and Use of Satellites

        We hold four FCC licenses for fixed satellite earth stations which are authorized to operate on a non-common carrier basis. The FCC grants satellite earth station licenses for 15-year terms. Licensees may apply for renewal of such licenses prior to the expiration of the current license term. Earth station licensees must comply with certain technical requirements of the applicable FCC rules, such as those relating to frequency coordination, interference and power emissions.

Property

        Our corporate headquarters is located at 3095 Satellite Boulevard, Duluth, Georgia 30096, with 70,223 square feet of leased office space. Our finance, human resources, information technology, facilities, marketing, strategic planning and executive offices are located at this facility, along with our integrated logistics support and software products and services personnel. We also plan to establish a network operations center and computer lab in this facility.

        Approximately one and one-half miles north of our headquarters, we have leased a mixed-use facility for our systems integration personnel at 2450 Satellite Boulevard, Duluth, Georgia 30096. There, we have approximately 68,000 square feet of environmentally controlled manufacturing space and 34,000 square feet of engineering, program management, operations, sales, sales support and administrative office space. We also maintain approximately 12,000 square feet outdoors for satellite system testing, production and shelter integration. We have an AC power plant for system testing at international voltages and frequencies. We plan to upgrade our facility to meet rigorous Sensitive Compartmented Information Facility ("SCIF") security standards and to attain ISO-9001 certification. This facility is currently operating on a single shift. We also lease 7,652 square feet of overflow office space and parking next door to our systems integration facility. Half of this space is currently subleased for the next two years.

        We lease executive office space in Tampa, Florida and Shrewsbury, New Jersey to support our U.S.-based sales professionals who are not located in Duluth, Georgia. In connection with our wireless technologies, we lease office, laboratory and warehouse space of approximately 13,570 square feet in Nashua, New Hampshire. We also lease 3,663 square feet of space in Poway, California (outside San Diego) for our software business unit. We also lease office space in Makati City, Philippines, which is currently unoccupied.

        In addition, we lease approximately 60,400 square feet of warehouse space in Suwanee, Georgia for storage.

Employees

        As of August 31, 2006 we had 568 employees. Our employees are not represented by any labor unions. We consider our relations with our employees to be good.

Legal Proceedings

        We are subject to certain legal proceedings which arise in the ordinary course of business.

MANAGEMENT

Directors

        Set forth below are the names, ages and positions of our directors as of the date of this prospectus, as well as the year each director was first elected or appointed. Our directors serve until their successors are elected and qualified and are divided into three classes with members of each class of directors serving for staggered three-year terms.

Name	Age	Class(1)	Year First Elected or Appointed	Position with Company
Andy D. Mullins	52	II	2004	President, Chief Executive Officer and Director
David A. Behnke	55	I	2005	Director
Thomas B. Dyer	61	II	2004	Director
W. Wilson Lowery, Jr.	62	III	2005	Executive Chairman and Chairman of the Board
Senator Mack F. Mattingly	75	I	2006	Director

(1)
Class I term expires in 2007; Class II term expires in 2008; and Class III term expires in 2009.

        The following are biographical summaries, including the experience, of those individuals who serve as members of our board of directors:

        Andy D. Mullins has been a member of our board and our chief executive officer since September 2004. He was appointed as our President in June 2006. From August 1995 to June 2004, while at Candle Corporation, an independently-owned software and services company, Mr. Mullins held various management positions including president and chief operating officer. Under his leadership, Candle was awarded the Silver Award for Excellence from the California Chapter of the Malcolm Baldridge National Quality Program. During the early 1990s, Mr. Mullins was director of IT and Cooperative Processing at MCI Communications Corp. Before his tenure at MCI, he oversaw a variety of IT programs at Digital Equipment Corp. and also worked in academia at both West Virginia University and Concord College in Athens, West Virginia.

        David A. Behnke has been a member of our board since December 2005 and has served as chairman of our compensation committee since July 2006. He has served as the managing director of Najeti Ventures, LLC, a private equity firm, since January 2006. He also served as senior advisor for Najeti from September 2005 through December 2005. In addition, he has been a principal in the firm of Behnke Doherty & Associates, LLC, an art advisory and design firm, since December 2001. He was a senior vice president of United States Trust Company, N.A. from October 2002 through September 2003 where he was responsible for client development. Prior to these positions, Mr. Behnke was a managing director with JPMorgan Chase & Co. from 1980 through October 2002. From 1998 to 2002, he headed JPMorgan's private sale advisory group, a division that provided merger and acquisition advice to privately held companies. Prior to that position, he headed the firm's global power business.

        Thomas B. Dyer has been a member of our board since November 2004 and has served as chairman of our audit committee since July 2006. Since 1993, he has been the president and chief executive officer of Dyer Enterprises, Inc., a provider of management, marketing and financial advice to companies. Since 1997, he has also served as chairman and chief executive officer of the board of trustees of the U.S. Military Academy at West Point and chairman of the West Point Fund, a fund responsible for soliciting private donations to the Academy. From 1988 to 1993, Mr. Dyer was president and chief executive officer of Techsonic Industries, Inc. where he also served as vice president of marketing and sales from 1978 to 1988. Prior to his time at Techsonic, he held various management positions at AT&T Corp. Mr. Dyer also serves as a civilian aide to the Secretary of the U.S. Army.

        W. Wilson Lowery, Jr. has been a member of our board since May 2005 and served as chairman of our audit committee from December 2005 until June 2006. In June 2006, Mr. Lowery was elected executive chairman of our board of directors. Since August 2004, he has served as vice president of WLLP Capital, a financial management and reengineering consulting firm. Mr. Lowery also serves as a business advisor to The White Oak Group, Inc. and is a member of the advisory committee of H2 Credit Partners, a hedge fund. From June 2002 to July 2004, Mr. Lowery served as executive assistant director for administration of the Federal Bureau of Investigation, where his responsibilities included finance, human resources, security, internal affairs and information technology. From January 2001 through June 2002, Mr. Lowery was retired. Prior to his retirement, Mr. Lowery spent 30 years at International Business Machines Corp. ("IBM") where he held several executive positions including chairman of IBM Credit Corp. and general manager of global financing, vice president of quality and reengineering and vice president and senior managing director of finance and planning for IBM's Asia Pacific group.

        Senator Mack F. Mattingly has been a member of our board since July 2006. Since 1993, he has been an entrepreneur, speaker and author. From 1992 to 1993, Senator Mattingly served as U.S. ambassador to the Republic of the Seychelles, and from 1987 to 1990, he was assistant secretary general for defense support, NATO. He served as a U.S. senator from Georgia from 1981 to 1987. From 1975 to 1980, he was owner and president of M's Inc. He was also a marketing manager for IBM Corp. from 1959 to 1979. Senator Mattingly is a member of the boards of the Georgia Ports Authority, where he is chairman, Hemisphere, Inc., Novecon Financial Ltd. and CompuCredit Corporation.

Executive Officers

        Set forth below is a list of our executive officers, their ages and their positions with our Company, as well as the year each executive officer was first hired or appointed, as of the date of this prospectus:

Name	Age	Year First Hired or Appointed	Position with Company
W. Wilson Lowery, Jr.	62	2006	Executive Chairman
Andy D. Mullins	52	2004	President and Chief Executive Officer
James M. Modak	49	2006	Vice President and Chief Financial Officer
Larry A. Bolterstein	58	2005	Vice President of Corporate Development
Ann O. Haehn	51	2005	Vice President of Strategy
David E. Kimzey	59	2006	Vice President and General Manager of Systems Integration
Stephen A. Lindeman	39	2005	Vice President of Worldwide Sales
Joan M. Seavey	59	2005	Vice President of Marketing and Communications
Charles E. Shellhouse	59	2005	Vice President and General Manager of Integrated Logistics Support
Clay J. Stanek	35	2006	Vice President and General Manager of Software
Steven R. Wilson	43	2005	Vice President and General Counsel

        The following are biographical summaries of our executive officers (other than our executive chairman and chief executive officer, whose biographical summaries are shown above):

        James M. Modak joined us in May 2006 as a vice president and our chief financial officer. From April 2006 through May 2006, Mr. Modak served as chief financial officer of Fidelis Security Systems. From 2001 to 2006, he was the chief operating officer and chief financial officer of DWL Inc., a software company which was acquired by IBM in 2005. From 2000 to 2001, Mr. Modak was a partner in Armada Venture Group, LLC, a venture-capital firm. From 1999 to 2000, he was the chief financial officer of TRADEX Technologies, Inc. From 1996 to 1999, Mr. Modak served in senior management positions, including time as chief financial officer of two public software companies, Logility, Inc. and American Software, Inc. as well as the vice president of finance for Total System Services, Inc. Prior to 1996, Mr. Modak worked in the financial services sector for First Financial Management Corp. and Decatur Federal Savings and Loan Association. Mr. Modak began his professional career by spending 12 years at Peat Marwick (KPMG), ending as a senior audit manager in 1991.

        Larry A. Bolterstein has served as our vice president of corporate development since May 2006. From September 2005 through May 2006, he served as chief financial officer. From April 2004 through May 2005, he was a principal and chief financial officer of Worldwide Capital, Inc., a private equity fund. From April 2001 through March 2004, Mr. Bolterstein served as president and chief executive officer of Alliance Services, LLC, an ATM service provider. From May 1995 to April 2001, he served as managing director for LAB Consulting. Prior to that, Mr. Bolterstein held senior-level executive positions at the following companies owned by Wesray Capital Corporation: The Regina Company as president, vice president and chief financial officer; Atlas Van Lines, Inc. as vice president and chief financial officer; and Hamilton Beach/Proctor-Silex, Inc. as corporate controller.

        Ann O. Haehn joined us in September 2005 as vice president of business and market management. In May 2006, Ms. Haehn was appointed to the position of vice president of strategy. From June 2004 to September 2005, she was employed at IBM, where she was manager of market management for one of its software brands. From December 2002 to June 2004, Ms. Haehn was senior director of program management and business development at Candle Corporation. She was also a senior manager at BearingPoint, Inc. (formerly KPMG Consulting, Inc.) from 1999 through December 2002. Prior to her tenure at BearingPoint, she held senior management positions at MCI Communications Corp.

        David E. Kimzey has been a vice president and our general manager of systems integration since January 2006. From 1992 to 2006, he held several management positions with Alcatel, a provider of hardware, software and services to telecommunications companies. During his last 10 years at Alcatel, he served as vice president and general manager of Alcatel's Wireless Transmission Systems Division. Prior to his time at Alcatel, Mr. Kimzey worked for 16 years at Rockwell International Corporation's Telecommunications Division.

        Stephen A. Lindeman joined DataPath in December 2005 as a vice president and our general manager of software, a position he held until September 2006. In July 2006, he assumed the responsibility of vice president of worldwide sales. From June 2004 to December 2005, he was director of sales in the Americas for IBM's Tivoli Performance Automation Solutions. From July 2003 to June 2004, he was vice president of sales and services in the Americas for Candle Corporation. From July 2000 to July 2003, Mr. Lindeman served as worldwide vice president of consulting and services for Candle. From January 2000 to June 2000, he served as senior director of consulting and services in the Americas for Candle. In addition, from June 1997 to December 2000, he served as area director of consulting and services, where he managed consulting operations for the western and Latin American territories for Candle.

        Joan M. Seavey joined us in April 2005 as our vice president of marketing and communications. In November 2005, she assumed the role of vice president of product management and marketing. In May 2006, she became vice president and chief administrative officer with responsibility for marketing, communications, information technology and human resources. In September 2006, she reassumed her former role of vice president of marketing and communications. From 1996 to 2004, she was vice president of worldwide marketing and communications for Candle Corporation. Prior to her tenure at Candle, Ms. Seavey was the president of The Partnership Works, a consulting company specializing in marketing programs for information technology companies. She spent more than two decades of her career at IBM working in various aspects of marketing communications. Her last position at IBM was vice president of communications for IBM North America.

        Charles E. Shellhouse joined us in April 2005 and served as our vice president of customer support until his appointment to vice president and general manager of integrated logistics support in November 2005. From February 2000 to March 2005, Mr. Shellhouse was the information technology service delivery executive for the U.S. Communications Industry Group at Electronic Data Systems Corp., a computer outsourcing business. Prior to that, Mr. Shellhouse held numerous management positions, including as the information technology director at MCI Communications Corp., management information systems director at ITT Industries, Inc. and manager for the Department of Public Safety for the Arizona Criminal Justice Information Systems.

        Clay J. Stanek joined DataPath in April 2006 as our vice president of research and development and chief technology officer for software. In September 2006, he was appointed vice president and general manager of software. From February 2005 to November 2005, Dr. Stanek served as vice president and chief technology officer for Trader Trainer, Inc., a software company he co-founded that focused on Web trading applications leveraging Bayesian graphical modeling. From February 2000 to September 2005, he was the chief scientist at ANZUS Corp., a provider of military wireless datalink communications and data fusion software. Prior to those positions, Dr. Stanek focused on characterization of devices including micro-electrical mechanical systems ("MEMS") for Mission Research Corp (now Alliant Techsystems Inc.) and infrared modeling and simulation for Technology Service Corp. He has authored numerous papers for The International Society for Optical Engineering ("SPIE") and the Defense Threat Reduction Agency ("DTRA"), among others.

        Steven R. Wilson joined DataPath in December 2005 and serves as a vice president and our general counsel. From July 1999 through December 2005, Mr. Wilson was associated with the law firm of Nelson Mullins Riley & Scarborough LLP in Atlanta, Georgia, where he practiced in the areas of corporate law, securities law, taxation and mergers and acquisitions. Mr. Wilson has represented both public and private companies in all aspects of tax and business planning, mergers and acquisitions, the sale or other transition of ownership, capital raising and general operations and compliance, including SEC reporting. He is a member of the American, Georgia and California Bar Associations, and he is a certified public accountant.

Board of Directors

        Our articles of incorporation provide that our board of directors consists of no less than four nor more than twelve persons. The exact number of members of our board of directors will be determined from time to time by resolution of the board of directors. Our board of directors currently consists of five directors.

        Our board of directors is divided into three classes with members of each class of directors serving for staggered three-year terms: Class I, whose initial term shall expire at the annual meeting of shareholders in 2007; Class II, whose initial term shall expire at the annual meeting of shareholders in 2008; and Class III, whose initial term shall expire at the annual meeting of shareholders in 2009. The Class I directors are Messrs. Behnke and Mattingly. The Class II directors are Messrs. Dyer and Mullins. The Class III director is Mr. Lowery. At each annual meeting of shareholders after initial classification, the successors to directors whose terms will expire on such date will serve from the time of election and qualification until the third annual meeting following election and until their successors are duly elected and qualified. If the number of directors is increased by resolution of the board of directors, any additional directorships resulting from an increase in the number of directors will be distributed among the three classes to ensure the total number of directors in each class is the same or as nearly equal as possible. This classification of our board of directors may have the effect of delaying or preventing changes in control of management.

Committees of the Board

        Our board of directors has established an audit committee, a compensation committee and a nominating and governance committee. The board of directors will also establish such other committees as it deems appropriate, in accordance with applicable law and regulations and our articles of incorporation and bylaws.

        Audit Committee.    The audit committee oversees our financial reporting process on behalf of the board of directors and reports to the board of directors the results of these activities, including the systems of internal controls established by management and the board of directors, our audit and compliance process and financial reporting. The audit committee, among other duties, engages the independent public accountants, pre-approves all audit and non-audit services provided by the independent public accountants, reviews with the independent public accountants the plans and results of the audit engagement, considers the compatibility of any non-audit services provided by the independent public accountants with the independence of such auditors and reviews the independence of the independent public accountants. Mr. Dyer (Chairman), Mr. Behnke and Mr. Mattingly currently serve on our audit committee. The board of directors has determined that audit committee members must meet the independence standards for audit committees of companies listed on the [                        ]. Within one year after the date of this prospectus, we will expand our board of directors by at least one more independent director and our audit committee shall consist of three independent directors.

        Compensation Committee.    The compensation committee reviews and recommends compensation and benefit plans for our officers, reviews base salary and incentive compensation for each executive officer, reviews and approves corporate goals and objectives relevant to the compensation of our executive chairman, chief executive officer, president, chief financial officer and other executive officers, administers our incentive compensation program for key executive and management employees and reviews and approves equity-based plans and employee benefit plans. Mr. Behnke (Chairman), Mr. Mullins, Mr. Lowery and Mr. Dyer currently serve on our compensation committee. A majority of directors on this committee will be independent within 90 days, and this committee will be fully independent within one year.

        Nominating and Governance Committee.    The nominating and governance committee is responsible for identifying and recommending director nominees, determining the composition of our board of directors, recommending directors to serve on our various committees, determining compensation for non-executive directors, implementing our corporate governance guidelines and developing self-evaluation methodology to be used by our board of directors and its committees to assess board effectiveness. Mr. Mullins, Mr. Lowery and Mr. Dyer currently serve on our nominating and governance committee.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our board of directors.

        During the fiscal year 2005, the board of directors determined executive compensation.

Director Compensation

        Currently, we compensate only our non-employee directors for their service on our board. The chairman of our board receives an annual retainer of $45,000. All other directors receive an annual retainer of $25,000. In addition to the foregoing, the chairman of our audit committee receives an annual retainer of $10,000, the chairman of our compensation committee receives an annual retainer of

$7,500 and any other committee chair receives an annual retainer of $5,000. Each director receives $2,000 for attending a board meeting in person and $1,000 for attending a committee meeting in person. Directors also receive $1,000 for participating in a board meeting conducted over the telephone and $500 for participating in a committee meeting conducted over the telephone. We also reimburse our directors for their reasonable expenses incurred in attending meetings of our board of directors or committees.

        In addition, non-employee directors receive, upon joining our board, an initial option grant valued at $100,000 (i.e., an option to purchase a number of shares determined by dividing $100,000 by the fair market value—using a Black-Scholes valuation model or other commonly accepted option valuation technique or lattice model formula—of an option to purchase one share of our common stock on the date of grant). Annually, non-employee directors are eligible to receive an option grant valued at $50,000 (i.e., an option to purchase a number of shares determined by dividing $50,000 by the fair market value—using a Black-Scholes valuation model or other commonly accepted option valuation technique or lattice model formula—of an option to purchase one share of our common stock on the date of grant).

Executive Compensation

        The following table sets forth the annual compensation for our chief executive officer and the four other most highly compensated executive officers, which we refer to as our "named executive officers," for the fiscal year ended December 31, 2005:

Summary Compensation Table

							Long Term Compensation
		Annual Compensation
							Number of Securities Underlying Options (#)
Name and Principal Position	Year	Salary	Bonus		Other Annual Compensation			All Other Compensation
Andy D. Mullins Chief Executive Officer(1)	2005	$300,019	$600,000		$70,977	(5)	—	$8,400	(6)
Art Ackerman Vice President—Program Management	2005	175,001	372,501			(6)	210,245	—
Alan Carson Vice President—Sales	2005	121,347	1,397,313	(4)		(6)	217,262	4,854	(8)
David McDonald Vice President—Business Development and President(2)	2005	200,013	78,000			(6)	—	—
Joan M. Seavey Vice President—Product Management and Marketing(3)	2005	156,861	87,756		8,767	(7)	70,085	6,800	(8)

(1)
In June 2006, Mr. Mullins became our president.

(2)
Mr. McDonald resigned from his positions in June 2006.

(3)
In May 2006, Ms. Seavey became our vice president and chief administrative officer.

(4)
Represents the payment of $1,223,063 in commissions and $174,250 in cash bonus.

(5)
Represents $6,195 in country club dues and $64,782 in tax reimbursement payments.

(6)
The amount of perquisites and other personal benefits received did not exceed the lesser of either $50,000 or 10% of the named executive officer's salary and bonus.

(7)
Represents $8,767 in tax reimbursement payments.

(8)
Represents 401(k) contributions.

Option Grants in the Last Completed Fiscal Year

        The following table sets forth information regarding the grant of stock options to our named executive officers during the year ended December 31, 2005:

	Individual Grants
Name	Number of Securities Underlying Options Granted (#)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/sh)	Expiration Date	Market Price on Date of Grant ($/sh)	Grant Date Present Value(1)
Andy D. Mullins	—	—	—	—	—	—
Art Ackerman	210,254	20.8%	$0.81	6/28/15	$2.00	$75,000
Alan Carson	217,262	21.5%	$0.81	6/28/15	$2.00	$80,600
David McDonald	—	—	—	—	—	—
Joan M. Seavey	70,085	6.9%	$0.81	6/28/15	$2.00	$26,000

(1)
Value as determined pursuant to the Black-Scholes option pricing model based on expected volatility of 50%, risk free rate of return of 3.62%, and time of exercise of 5 years.

Fiscal Year-End Option Values

        The following table sets forth information regarding options that were exercised by our named executive officers in 2005 and unexercised options held by our named executive officers as of the year ended December 31, 2005:

			Value of Unexercised In-the-Money Options at 2005 Year End(1)
	Number of Securities Underlying Unexercised Options at 2005 Year End
Name
	Exercisable	Unexercisable	Exercisable	Unexercisable
Andy D. Mullins	420,508	1,261,524	$4,284,977	$12,854,930
Art Ackerman	—	210,254	$—	$2,142,488
Alan Carson	—	217,262	$—	$2,213,900
David McDonald	—	—	$—	$—
Joan M. Seavey	—	70,085	$—	$714,166

(1)
The value of the unexercised in-the-money options was calculated by multiplying the number of shares of common stock underlying the options by the difference between $11.00, the fair market value of the common stock immediately prior to this offering, and the option exercise price. These calculations do not take into account the effect of any taxes that may be applicable to the option exercises.

Employment Agreements

        We have entered into employment agreements with Andy D. Mullins to serve as our president and chief executive officer and Joan M. Seavey to serve as our vice president and chief administrative officer. The employment agreement with Mr. Mullins is for a term of two years, which is extended automatically at the end of each day so that the remaining term continues to be two years. At any time during the term, either Mr. Mullins or we may fix the term to a finite period of two years. The employment agreement with Ms. Seavey is for a term of 18 months, which is extended automatically at the end of each day so that the remaining term continues to be 18 months. At any time during the term, either Ms. Seavey or we may fix the term of her agreement to a finite period of 18 months.

        Under the employment agreements, Mr. Mullins and Ms. Seavey will receive annual base salaries of $500,000 and $265,000, respectively. Our board will review, and may increase, but not decrease, the salaries at least annually. Mr. Mullins is entitled to an annual cash bonus of up to 100% of his base salary, which may be increased to up to 200% of his base salary, based on the accomplishment of performance goals established by the board of directors. Ms. Seavey is entitled to an annual cash bonus of up to 80% of her base salary, which may be increased to up to 160% of her base salary, based on the accomplishment of performance goals established by the board of directors. All bonus programs are subject to the discretion of the board of directors and adjustments may be made at the discretion of the board of directors to take into account acquisitions, mergers, divestitures and other transactions. Mr. Mullins and Ms. Seavey are entitled to participate in our stock incentive plan. Pursuant to their employment agreements, Mr. Mullins and Ms. Seavey have been granted options to purchase 113,117 and 52,280 shares of our common stock, respectively. The options will vest ratably over a period of five years and will have an exercise price of $11.00. Mr. Mullins' employment agreement provided for and he received a special one-time grant of an option to purchase 315,381 shares of our common stock at an exercise price equal to $11.00. These options will vest ratably over four years based on continued employment and the achievement of certain performance targets by our Company. In addition, pursuant to the employment agreements and beginning in the first quarter of 2008, we are obligated to grant long term incentive stock option awards on an annual basis to Mr. Mullins and Ms. Seavey. The annual long term incentive stock options awards to Mr. Mullins will be valued at 200% of his then current base annual compensation (i.e., an option to purchase a number of shares determined by multiplying his base annual compensation by two and dividing the product by the fair market value—using a Black-Scholes valuation model or other commonly accepted option valuation technique or lattice model formula—of an option to purchase one share of our common stock on the date of grant). The annual long term incentive stock option awards to Ms. Seavey will be valued at 150% of her then current base annual compensation (i.e., an option to purchase a number of shares determined by multiplying her base annual compensation by one and one-half and dividing the product by the fair market value—using a Black-Scholes valuation model or other commonly accepted option valuation technique or lattice model formula—of an option to purchase one share of our common stock on the date of grant). The long term incentive stock options will vest ratably over a period of five years and will have an exercise price equal to the fair market value of the underlying shares of common stock determined as of the date of grant. We will pay or reimburse Mr. Mullins for expenses for dues for our existing corporate country club membership. In addition, Mr. Mullins and Ms. Seavey are entitled to participate in all of our employee benefit plans or programs.

        If we terminate the employment agreements with Mr. Mullins or Ms. Seavey upon death, disability or for cause (as described below), or one of them terminates for any reason upon 90 days written notice, we are required to pay all accrued compensation to that terminated executive, which includes base salary and reimbursement for reasonable and necessary expenses incurred on our behalf. If we terminate the employment agreement with Mr. Mullins or Ms. Seavey without cause or if one of them terminates for good reason (as described below) or their employment is otherwise terminated in violation of their employment agreement, Mr. Mullins and Ms. Seavey are entitled to all accrued compensation, a pro rata cash bonus, and cash payments at the end of each of, in the case of Mr. Mullins, the 24 consecutive months following termination, and in the case of Ms. Seavey, 12 months, or the number of months remaining until the end of the term, or, if the employment agreement has a fixed term, in the case of Mr. Mullins, the lesser of 24 months, and in the case of Ms. Seavey, the lesser of 12 months, or the number of months remaining until the end of the term, in an amount equal to 1/12 of the sum of (x) his or her base salary plus (y) his or her target cash bonus. In addition, all restrictions on outstanding incentive awards will immediately lapse and will become 100% vested and all stock options and stock appreciation rights granted to Mr. Mullins or Ms. Seavey will become immediately exercisable and will become 100% vested. If Mr. Mullins or Ms. Seavey terminates the agreement for good reason within the 90-day period beginning on the 30th day after a change in control (as described below) or within the 90-day period beginning on the first anniversary of a change in control, each of them is entitled to all accrued compensation, a pro rata cash bonus, and cash payments at the end of each of, in the case of Mr. Mullins, the 24 consecutive months following termination, and in the case of Ms. Seavey, the 18 consecutive months following termination, or, if the employment agreement has a fixed term, the number of months remaining until the end of the term, in an amount equal to 1/12 of the sum of (x) his or her base salary plus (y) his or her target cash bonus. Under each of the employment agreements, we have also agreed to make additional tax gross-up payments equal to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code").

        As defined in the employment agreements, "cause" generally means (i) any act of Mr. Mullins or Ms. Seavey that (a) constitutes fraud, dishonesty or gross malfeasance of duty, and (b) is demonstrably likely to lead to material injury to us or resulted or was intended to result in direct or indirect gain to or personal enrichment of Mr. Mullins or Ms. Seavey, as the case may be; (ii) embezzlement, theft, willful misappropriation or misuse of our funds or property by Mr. Mullins or Ms. Seavey; or (iii) the conviction (from which no appeal may be or is timely taken) of Mr. Mullins or Ms. Seavey of a felony.

        As defined in the employment agreements, "change in control" generally means (i) an acquisition of any of our voting securities, by any person, immediately after which such person has beneficial ownership of 40% or more of the combined voting power of our then outstanding voting securities; or (ii) approval by our shareholders of (a) a merger, consolidation or reorganization involving us, (b) a complete liquidation or dissolution of us, or (c) an agreement for the sale or other disposition of all or substantially all of our assets to any person (other than a transfer to a subsidiary or affiliate). A "change in control" will not include any offering or sale of our stock by us or our shareholders pursuant to any public offering or share exchange registered with the SEC, or any private offering or share exchange pursuant to Regulation D or Rule 144A which in either event results in proceeds to us or our shareholders exceeding $100 million, or any change in the composition of our board of directors prior to or resulting from such offering.

        As defined in the employment agreements, "good reason" generally means (i) the assignment to Mr. Mullins or Ms. Seavey of duties materially inconsistent with his or her position, duties, responsibilities or status, or a change in Mr. Mullins or Ms. Seavey's title or office, or any removal of either of them from or any failure to re-elect Mr. Mullins or Ms. Seavey to any of such positions, except in connection with the termination of his or her employment for death, disability or cause; (ii) a reduction in the Mr. Mullins' or Ms. Seavey's base salary, target cash bonus or maximum cash bonus; (iii) our failure to continue in effect any material benefit plan; (iv) a relocation of our principal executive offices to a location more than 50 miles from the location of the principal executive offices or the relocation of Mr. Mullins or Ms. Seavey, as the case may be, to any place more than 50 miles from the location at which Mr. Mullins or Ms. Seavey, as the case may be, performed his or her duties; (v) our material breach of any provision of the employment agreement; or (vi) our failure to obtain the assumption of the employment agreement by any successor or assign.

        During Mr. Mullins' and Ms. Seavey's employment and for a period of two years thereafter, each of them is prohibited from: (i) competing with us within a radius of 50 miles of our principal office; (ii) soliciting our employees; (iii) soliciting our customers; or (iv) encouraging our customers or suppliers to cease doing business with us.

        During Mr. Mullins' and Ms. Seavey's employment and for a period of three years thereafter, each of them is prohibited from making any unauthorized disclosures of confidential information about us.

Stock Incentive Plans

  Annual Incentive Compensation Plan

        Our Annual Incentive Compensation Plan was adopted by the board in June 2005. Subject to certain restrictions, the plan covers all full-time employees. The total incentive fund for each plan year is approved by the board of directors. The performance targets and parameters and weighting factors for the Company and plan participants are established from time to time by the compensation committee and approved by the board. The amount of each individual award is based upon participant percentage (which is based on a pre-determined percentage of the employee's regular pay), annual financial performance goals for the Company, other annual corporate goals, and individual participant performance goals. No awards are made under the plan unless the Company meets minimum thresholds for revenue and operating profit as established by the board of directors. Termination of the participant's employment for any reason other than death, disability or retirement results in the forfeiture of any plan benefits payable with respect to that plan year. In addition, a participant who terminates employment after the close of a plan year will not be entitled to any plan benefits not yet paid. The board reserves the right to amend or terminate the plan at any time without the consent of the participants; provided that no amendment or termination may adversely affect rights to receive any amount to which participants or beneficiaries have become entitled to receive prior to such amendment or termination.

  2004 Stock Option and Incentive Plan

        Our 2004 Stock Option and Incentive Plan was adopted by the board in October 2004 and amended in April 2005. Our employees and directors, as well as key consultants and advisors, are eligible to participate under the plan. The plan provides for the grant of options to purchase our common stock, shares of restricted stock and stock appreciation rights. Options granted under the plan may be either incentive stock options or non-statutory stock options. The plan is administered by a committee consisting of at least two directors or, if no committee has been appointed, the full board (the "2004 Plan Administrator"). The maximum number of shares that may be issued under the plan is 10% of our outstanding equity interests on the date of adoption of the plan, or 4,205,079 shares, subject to adjustment in the event of certain corporate events. As of the date of September 15, 2006, options with respect to 3,593,590 shares had been granted and remained outstanding under this plan.

        The exercise price and period of exercise of each option is determined by the 2004 Plan Administrator; provided that the exercise price of an incentive stock option cannot be less than the fair market value of the common stock on the date of grant and no incentive stock option may be exercised after 10 years from the date of grant. Further, an incentive stock option granted to a person owning at least 10% of the total combined voting power of all common stock at the date of grant may not be exercised more than five years after the date of grant.

        In the event of a merger, consolidation, share exchange, combination or other transaction or series of transactions (other than a public offering by us for cash of our capital stock, debt or other securities, and other than ordinary public trading of such securities) in which securities possessing more than 50% of the total combined voting power of our outstanding securities are transferred to a person or persons different from the persons holding those securities on the date the plan was adopted, and such persons no longer comprise a majority of the board of directors (a "change of control"), all options outstanding at the time of such change of control but not otherwise fully exercisable, will automatically accelerate so that the options will, prior to the effective date of the change of control, become exercisable for all shares at the time subject to such options and may be exercised for any or all of those shares as fully vested shares of stock. The 2004 Plan Administrator may, but need not, determine that any options so accelerated must be exercised prior to the effective date of such change of control or lapse immediately or at some specified time thereafter.

        The board may amend or terminate the plan at any time; provided, however, it may not amend the plan without shareholder approval if the amendment would (i) increase the total number of shares of common stock issuable pursuant to incentive stock options under the plan (except in the case of a stock split, merger or other reorganization, as described above) or (ii) change the class of employees eligible to receive incentive stock options under the plan. Under Internal Revenue Code rules, we have up to one year after the amendment to obtain this shareholder approval.

  2006 Stock Option and Incentive Plan

        Our board recently adopted a new stock incentive plan. Except as described below, the terms of the 2006 Stock Option and Incentive Plan are substantially similar to the provisions of the 2004 Stock Option and Incentive Plan described above. The new plan provides for the grant of options to purchase our common stock, shares of restricted stock and stock appreciation rights to our employees, officers and directors, as well as key consultants and advisors. Options granted under the plan may be either incentive stock options or non-statutory stock options. The plan is administered by a committee consisting of at least two directors or, if no committee has been appointed, the full board (the "2006 Plan Administrator"). Subject to any antidilution adjustment under the plan, the maximum number of shares that may be issued under the plan will equal 15% of the highest number of issued and outstanding shares of our common stock, on a fully-diluted basis after the date of adoption of the plan (without reduction for any redemptions, stock buy-back programs or other similar transactions, but without taking into account any shares of common stock issued to an investment banker as the initial purchaser, or through an investment banker as placement agent, less the maximum number of shares that could be issued if all outstanding options and grants of restricted stock previously issued by us and currently outstanding were exercised. Notwithstanding the limitation described above regarding the maximum number of shares that may be issued under the plan, the maximum number of shares of our common stock that may be issued under the plan upon the exercise of incentive stock options will not exceed 4,500,000 shares. As of the date of September 15, 2006, options with respect to 1,635,126 shares had been granted and remained outstanding under this plan.

        If we are a party to a merger or other reorganization in which we are not the surviving entity, the 2006 Plan Administrator may, but need not, determine that all options, to the extent outstanding at the time of the corporate transaction but not otherwise fully exercisable, will automatically accelerate so that the options will, immediately prior to the effective date of the corporate transaction, become exercisable for all shares which are at that time subject to such options and may be exercised for any or all of those shares as fully vested shares of stock.

Indemnification

        Our articles of incorporation provide that we will indemnify our directors and officers to the fullest extent permitted by the laws of the State of Georgia for legal actions or proceedings related to, or arising from, such individual's service as a director or officer.

        Our bylaws require us to indemnify our directors and officers against judgments, settlements, penalties, fines or reasonable expenses, including, but not limited to, attorney's fees, resulting from various types of legal actions or proceedings instituted by third parties if the actions of the director or officer being indemnified meet the standards of conduct specified therein. No indemnification may be made to or on behalf of a director or officer for any liability for which, under the Georgia Business Corporations Code, indemnification may not be authorized by our board of directors.

        In addition, our bylaws provide that the board of directors has the power to cause the corporation to provide to employees and agents all or any part of the right to indemnification provided for in the bylaws upon resolution to that effect identifying such employees or agents to be indemnified and specifying the particular rights provided.

        We also enter into indemnification agreements with our directors and officers which provide for indemnification for reasonable expenses, including attorney's fees, resulting from various types of legal actions or proceedings related to, or arising from, his or her service as a director or officer. To the extent indemnification is in connection with a legal action or proceeding brought by us or on our behalf, then such indemnification is limited to reasonable expenses actually incurred in connection with the legal action or proceeding.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

        Our directors and officers are insured against losses arising from any claim against them as such for wrongful acts or omissions, subject to limitations.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

        The following table presents certain information with respect to the beneficial ownership of our shares as of June 30, 2006 by (a) any person or group who beneficially own more than five percent of our common stock, (b) each member of our board of directors, and (c) members of our board of directors and our executive officers as a group. All share amounts have been adjusted to give effect to the 1.40169295-for-1 stock split effected as a share dividend on May 28, 2006. Other than as specifically noted below, the mailing address for each beneficial owner is in care of DataPath, Inc., 3095 Satellite Boulevard, Building 800, Suite 600, Duluth, Georgia 30096.

	Beneficial Ownership
Name of Beneficial Owner	Number of Shares(1)(2)		%(8)
Beneficial Owners of 5% or More
American Funds Insurance Series—Growth Fund	2,819,968	(3)	6.49%
FPA Capital Fund Inc.	4,090,909	(3)	9.43%
Directors
Andy D. Mullins	1,305,845	(4)	3.00%
David A. Behnke	—	(5)	0.0%
Thomas B. Dyer	14,789	(6)	0.03%
W. Wilson Lowery, Jr.	7,008	(7)	0.02%
Mack F. Mattingly	—		—
All Directors and Executive Officers as a Group (14 Persons)	1,363,411		3.14%

(1)
Includes shares for which the named person has sole voting and investment power, has shared voting and investment power, or holds in an IRA or other retirement plan program, unless otherwise indicated in these footnotes.

(2)
Includes shares that may be acquired within 60 days of June 30, 2006 by exercising vested stock options but does not include any unvested stock options.

(3)
Based on information furnished to us by the holder as of [            ], 2006.

(4)
Includes 885,337 shares owned by the Mullins Family Trust. Excludes shares as to which the Mullins Family Trust has indirect voting power but no pecuniary interest. Also includes 420,508 shares Mr. Mullins could acquire within 60 days of June 30, 2006 by exercising vested stock options.

(5)
Excludes 1,802,250 shares beneficially owned by Najeti Data, LLC, an affiliate of Najeti Ventures, LLC, as to which Mr. Behnke has an indirect interest in a carried interest in Najeti Data, LLC.

(6)
Includes 7,008 shares Mr. Dyer could acquire within 60 days of June 30, 2006 by exercising vested stock options. Also includes shares Mr. Dyer received for his indirect interest in the carried interest payable by DPI Holdings as part of the June 2006 Private Placement.

(7)
Includes 7,008 shares Mr. Lowery could acquire within 60 days of June 30, 2006 by exercising vested stock options.

(8)
For each individual, this percentage is determined by assuming the named shareholder exercises all options which the shareholder has the right to acquire within 60 days, but that no other person exercises any options. The calculations are based on 43,403,745 shares of common stock outstanding as of the date of this prospectus.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        We describe below the transactions and series of similar transactions that have occurred this year or during the last fiscal year.

        As of December 31, 2005, we had an outstanding promissory note payable to DPI Holdings, on which we owed approximately $31.1 million. Interest expense related to this promissory note was $0.5 million in 2005. In May 2006, this promissory note was canceled and DPI Holdings was dissolved in July 2006.

        Under an operating agreement among the members of DPI Holdings, DPI Holdings was obligated to pay, or cause us to pay, a quarterly fee of $0.1 million plus expenses for management consulting services performed by White Oak Capital Partners, whose members were investors in DPI Holdings and/or were or are on our board of directors. In connection with the acquisition of Third Rail Americas, Inc., we paid White Oak Capital Partners (or employees of White Oak Capital Partners) a finders fee of $0.2 million. We paid White Oak Capital Partners $0.8 million during 2005 related to management consulting and did not have any balance outstanding at December 31, 2005.

        In the six months ended June 30, 2006, DPI Holdings charged us management fees and expenses of $0.7 million. We reimbursed DPI Holdings $1.3 million in connection with the June 2006 Private Placement. Those charges were netted against the proceeds from the June 2006 Private Placement.

        In June 2006, we completed the June 2006 Private Placement in which we sold 31460,000 shares and repurchased and retired 30,126,667 for a net increase in shares outstanding of 1,333,333 shares. The net proceeds of the June 2006 Private Placement after transaction expenses were $9.2 million. In connection with the June 2006 Private Placement, DPI Holdings was dissolved and a demand note in the amount of $32.1 million and management fees and accrued interest of $3.7 million owed to DPI Holdings were eliminated. In conjunction with this transaction, we assumed $49.6 million of long-term debt from DPI Holdings. Under the term loan portion of the $100 million Senior Secured Credit Facility and received $9.6 million in cash. These intercompany transactions resulted in a deemed dividend of approximately $4.3 million to DPI Holdings.

        In 2004, we entered into an agreement with Miller Industries, Inc. to provide component parts and services. A. Russell Chandler and William G. Miller, former members of our board of directors, were indirect investors in DPI Holdings and are shareholders and members of the board of directors of Miller Industries, Inc. During 2005, we paid Miller Industries, Inc. $22.3 million for components and services and owed $0.2 million at December 31, 2005. We had outstanding payables of $0.8 million with Miller Industries, Inc. at June 30, 2006. In the six months ended June 30, 2006 we were charged by Miller Industries, Inc. $5.4 million for materials purchased for use in production.

        We engaged Dyer Enterprises, Inc., a consulting sales and marketing firm, to perform consulting services for us. Thomas B. Dyer, a member of our board of directors, is the president of Dyer Enterprises, was an indirect investor in DPI Holdings and, as of the date of this prospectus, owns 7,781 shares of our common stock. We paid Dyer Enterprises $0.2 million in 2005 and did not have any balance outstanding at December 31, 2005. For the six months ended June 30, 2006 we were charged $0.1 million.

SELLING SHAREHOLDERS

        This prospectus covers shares sold in the June 2006 Private Placement. We sold shares to Friedman, Billings, Ramsey & Co., Inc. ("FBR") as initial purchaser who also acted as sole placement agent in the June 2006 Private Placement. Some of the shares sold in the private equity placement were sold to "accredited investors" as defined by Rule 501(a) under the Securities Act pursuant to an exemption from registration provided in Regulation D, Rule 506 under Section 4(2) of the Securities Act. In addition, FBR sold the shares it purchased from us in transactions exempt from the registration requirements of the Securities Act to persons that it reasonably believed were "qualified institutional buyers," as defined by Rule 144A under the Securities Act or to non-U.S. persons pursuant to Regulation S under the Securities Act. The selling shareholders who purchased shares in the June 2006 Private Placement and their transferees, pledges, donees, assignees or successors, may from time to time offer and sell under this prospectus any or all of the shares listed opposite each of their names below.

        The following table sets forth information about the number of shares owned by each selling shareholder that may be offered from time to time under this prospectus. Certain selling shareholders may be deemed to be "underwriters" as defined in the Securities Act. Any profits realized by the selling shareholders may be deemed to be underwriting commissions.

        The table below has been prepared based upon the information furnished to us by the selling shareholders as of [                        ], 2006. The selling shareholders identified below may have sold, transferred or otherwise disposed of some or all of their shares since the date on which the information in the following table is presented in transactions exempt from or not subject to the registration requirements of the Securities Act. Information concerning the selling shareholders may change from time to time and, if necessary, we will supplement this prospectus accordingly. We cannot give an estimate as to the amount of shares of common stock that will be held by the selling shareholders upon termination of this offering because the selling shareholders may offer some or all of their common stock under the offering contemplated by this prospectus. The total amount of shares that may be sold hereunder will not exceed the number of shares offered hereby. Please read "Plan of Distribution."

        Except as noted below, to our knowledge, none of the selling shareholders has, or has had within the past three years, any position, office or other material relationship with us or any of our predecessors or affiliates, other than their ownership of shares described below.

Selling Shareholder(1)	Number of Shares of Common Stock that May Be Sold	Percentage of Common Stock Outstanding

(1)
The names of the selling shareholders and the number of securities held by the selling shareholders will be provided in a pre-effective amendment to this registration statement.

DESCRIPTION OF CAPITAL STOCK

        The following description of the material terms of our capital stock is only a summary of the information contained in our articles of incorporation. You should read it together with our articles of incorporation and our bylaws.

General

        Our authorized stock consists of 150,000,000 shares of common stock, no par value per share, and 5,000,000 shares of preferred stock, no par value per share, all of which shares of preferred stock are undesignated. Our board of directors may establish the rights and preferences of the preferred stock from time to time. As of the date of this prospectus, there are 43,403,745 shares of our common stock outstanding.

Common Stock

        Holders of common stock are entitled to vote for the election of directors and on all other matters requiring shareholder action, with each share being entitled to one vote. Holders of common stock do not have any cumulative voting rights. Holders of our common stock have no preemptive, conversion, redemption, or sinking fund rights. Subject to any preferential rights of any outstanding preferred stock, holders of our common stock will be entitled to receive ratably, the dividends, if any, declared from time to time by our board of directors out of funds legally available therefore. In the event of a voluntary or involuntary liquidation, dissolution, or winding-up of our Company, holders of common stock would be entitled to share in our assets remaining after the payment of liabilities and any preferential rights of any outstanding preferred stock. The outstanding shares of common stock are fully paid and nonassessable. The rights, preferences, and privileges of holders of common stock are subject to (and may be adversely affected by) the rights of the holders of any class or series of preferred stock that we may issue in the future.

Preferred Stock

        Our articles of incorporation provide that the board of directors is authorized, without further action by the holders of our common stock, to provide for the issuance of shares of preferred stock in one or more classes or series and to fix the designations, powers, preferences, and relative rights and qualifications thereof, including the dividend rate, conversion rights, voting rights, redemption rights, and liquidation preference, and to fix the number of shares to be included in any such classes or series. Any preferred stock so issued may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution, or winding-up, or both. In addition, any such shares of preferred stock may have class or series voting rights. We currently do not have any shares of preferred stock outstanding. Issuances of preferred stock, while providing us with flexibility in connection with general corporate purposes, may, among other things, have an adverse effect on the rights of holders of common stock. For example, the issuance of any preferred stock with voting or conversion rights may adversely affect the voting power of the holders of common stock, and could have the effect of decreasing the market price of the common stock (if such a market develops). We have no current plans to issue any shares of preferred stock.

Anti-Takeover Effects

        The provisions of our articles of incorporation, our bylaws, and Georgia law summarized in the following paragraphs may have anti-takeover effects and may delay, defer, or prevent a tender offer or takeover attempt that a shareholder might consider to be in such shareholder's best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders, and may make removal of management more difficult.

        Authorized but Unissued Stock.    The authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved shares of common stock and preferred stock may enable our board of directors to issue shares to persons aligned with current management, which could render more difficult or discourage any attempt to obtain control of our Company by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of our management.

        Classified Board; Number of Directors; Removal of Directors; Filling Vacancies.    Our bylaws provide that the number of directors will be fixed from time to time by resolution of our board of directors. Our board of directors may not consist of fewer than four or more than twelve members. We currently have five directors. Our board of directors is divided into three classes—Class I, Class II and Class III. Except for the initial Class I and Class II directors, whose terms expire in one and two years, respectively, the directors in each class will serve for a three-year term, one class being elected each year by our shareholders. Once elected, directors may be removed only for cause and only by the affirmative vote of at least 66 2/3% of our outstanding common stock; provided, however, that directors elected by a particular voting group may be removed only by shareholders of that voting group. Our bylaws also provide that all vacancies on our board may be filled by a majority of the remaining directors; provided, however, that if the vacant office was held by a director elected by a particular voting group, only the holders of shares of that voting group or the remaining directors elected by that voting group may fill that vacancy. These director removal and vacancy provisions make it more difficult for shareholders to remove incumbent directors and simultaneously gain control of the board by filing vacancies created by such removal with its own nominees.

        Advance Notice Requirements for Shareholder Proposals.    Our bylaws provide that shareholders seeking to bring business before an annual meeting must provide timely notice of their proposal in writing to the corporate secretary. To be timely, a shareholder's notice must be delivered or mailed to and received at our principal executive offices not less than 60 nor more than 90 days prior to the anniversary of the previous year's annual meeting. Our bylaws also specify requirements as to form and content of a shareholder's notice. These provisions may preclude shareholders from bringing matters before the annual meeting.

        Amendments to Our Bylaws.    Our bylaws grant our board of directors the authority to alter, amend or repeal our bylaws without a shareholder vote in any manner not inconsistent with the laws of the State of Georgia. Bylaws adopted by our board of directors may be altered, amended, or repealed, and new bylaws adopted by our shareholders. Shareholders may prescribe in adopting any bylaw or bylaws that the board may not amend or repeal the bylaw or bylaws so adopted.

Listing

        Our common stock has been approved for listing on            under the symbol "            ".

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is the Registrar and Transfer Company.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering there has been no public market for our common stock. Although we intend to apply for listing of the shares of our common stock on [                        ], a significant public market for our common stock may never develop or be sustained. We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. However, sales of our common stock in the public market after the restrictions lapse, or the perception that these sales may occur, could cause the market price of our common stock to decline.

        Upon completion of this offering, we will have 43,403,745 shares of common stock outstanding. Of these 43,403,745 shares, 31,460,000 shares may be sold pursuant to the registration statement of which this prospectus is a part. Purchasers of shares sold pursuant to the registration statement of which this prospectus is a part—other than one of our "affiliates" (as defined in Rule 144 under the Securities Act)—will receive shares which are freely tradable and without restriction under the Securities Act. All shares outstanding other than the shares sold in this offering, a total of 11,943,745 shares, will be "restricted securities" within the meaning of Rule 144 under the Securities Act and subject to lock-up arrangements.

Lock-Up Agreements

        We have agreed that for a period beginning on June 23, 2006 until 180 days after such date and from the date that the registration statement (of which this prospectus is a part) is declared effective until 60 days thereafter, except as otherwise provided below, we will not, without FBR's prior written consent, which may be withheld or delayed in FBR's sole discretion:

  •
  offer, pledge, sell, offer, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer, directly or indirectly, any of our equity securities or any securities convertible into or exercisable or exchangeable for our equity securities, or file any registration statement under the Securities Act with respect to any of the foregoing; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of any of our equity securities, whether any such transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise.

        The prior sentence will not apply to: (i) the shares of our common stock sold in the June 2006 Private Placement; (ii) the registration and sale of shares of our common stock under the registration statement (of which this prospectus is a part); (iii) any shares of our common stock issued by us upon the exercise of an option outstanding on the date of this prospectus and referred to in this prospectus; or (iv) such issuances of options or grants of restricted stock under our stock option and incentive plans described in this prospectus.

        During the period commencing on the effective date of the registration statement (of which this prospectus is a part) and ending on and including the date that is 180 days after such effective date (the "Lock-Up Period"), except as otherwise provided below, our executive officers and directors and each former interest holder in DPI Holdings has agreed, without the prior written consent of FBR, not to:

  •
  offer, sell, contract to sell, agree to offer or sell, solicit offers to purchase, sell any option or contract to purchase or purchase any option or contract to sell with respect to, grant any right or warrant for the sale of, pledge, borrow or otherwise dispose of or transfer, directly or indirectly, any Relevant Security (as defined below); or

  •
  establish or increase any "put equivalent position" or liquidate or decrease any "call equivalent position" with respect to any Relevant Security (in each case within the meaning of Section 16 of the Exchange Act, and the rules and regulations promulgated thereunder), or otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, directly or indirectly, any economic consequences of ownership of any Relevant Security, whether or not such transaction is to be settled by delivery of Relevant Securities, other securities, cash or other consideration.

In addition, if (1) during the last 17 days of the Lock-Up Period, (A) we release earnings results or (B) material news or a material event relating to us occurs, or (2) prior to the expiration of the Lock-Up Period, we announce that we will release earnings results during the 16-day period following the last day of the Lock-Up Period, then in each case the Lock-Up Period will be extended, and the restrictions imposed above shall continue to apply, until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of material news or a material event relating to us, as the case may be, unless FBR waives, in writing, such extension. As used herein, "Relevant Security" means our common stock, any other equity security of ours or any of our subsidiaries and any security convertible into, or exercisable or exchangeable for, any of our common stock or other such equity security.

        Notwithstanding the prior paragraph, subject to applicable securities laws and the restrictions contained in our articles of incorporation, our executive officers and directors may transfer our securities: (i) pursuant to the exercise and issuance of options; (ii) as a bona fide gift or gifts, provided that the donees agree to be bound by the same restrictions; (iii) to any trust for the direct or indirect benefit of the shareholder or the immediate family of the shareholder, provided that the trustee agrees to be bound by the same restrictions; (iv) as a distribution to its interest holders, partners or members, provided that such interest holders, partners or members agree to be bound by the same restrictions; and (v) as collateral for any loan, provided that the lender agrees to be bound by the same restrictions.

        In addition, the holders of our common stock that are beneficiaries of the registration rights agreement dated as of June 30, 2006 by and between us and FBR, for the benefit of the purchasers in the June 2006 Private Placement (the "June 2006 Private Placement Registration Rights Agreement") and who elect to include their shares of our common stock in this offering will not be able to sell any remaining shares not included in this offering during such periods as reasonably requested by FBR (but in no event for a period longer than 30 days prior to and 180 days following the effective date of the registration statement). The holders of our common stock that are beneficiaries of the June 2006 Private Placement Registration Rights Agreement but who elected not to include their shares of our common stock in this offering will not be able to sell their shares for a period of up to 60 days following the effective date of the registration statement of which this prospectus is a part. See "Registration Rights."

        Upon expiration of these lock-up agreements, [            ] shares will be eligible for sale in the public market under Rule 144 of the Securities Act, subject to the restrictions contained therein.

Eligibility of Restricted Shares for Sale in the Public Market

Rule 144

        In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares of our common stock for at least one year, including the holding period of any prior owner other than an affiliate, and who files a Form 144 with respect to this sale, will be entitled to sell within any three-month period commencing

90 days after the effective date of the registration statement (of which this prospectus is a part) a number of shares of common stock that does not exceed the greater of:

  •
  1.0% of the then outstanding shares of our common stock, or approximately 433,841 shares as of the date of this prospectus; or

  •
  the average weekly trading volume during the four calendar weeks preceding the date of which notice of the sale is filed on Form 144.

        Sales under Rule 144 are also subject to restrictions relating to manner of sale, notice requirements and the availability of current public information about us.

Rule 144(k)

        A person (or persons whose shares are aggregated) who is not deemed to have been our affiliate at any time during the 90 days immediately preceding a sale and who has beneficially owned his or her shares for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell these shares of our common stock pursuant to Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144. Affiliates must always sell pursuant to Rule 144, even after the applicable holding periods have been satisfied.

REGISTRATION RIGHTS

        In connection with the June 2006 Private Placement, we entered into the June 2006 Private Placement Registration Rights Agreement with the initial purchaser, FBR.

        Pursuant to the June 2006 Private Placement Registration Rights Agreement, we agreed, at our expense, to use our reasonable best efforts to file with the SEC no later than September 28, 2006 a shelf registration statement registering for resale our common stock sold in the June 2006 Private Placement, plus any additional shares of common stock issued in respect thereof whether by stock dividend, stock split or otherwise.

        Under the June 2006 Private Placement Registration Rights Agreement, to the extent we chose to file a registration statement for an initial public offering of our common stock, all holders of our common stock sold in the June 2006 Private Placement and each of their respective direct and indirect transferees may elect to participate in the registration in order to resell their shares, subject to compliance with the June 2006 Private Placement Registration Rights Agreement, cutback rights on the part of the underwriters and other conditions and limitations which may be imposed by the underwriters.

        We also entered into a registration rights agreement with our existing shareholder (the "Existing Holders Registration Rights Agreement") prior to the June 2006 Private Placement. Pursuant to the Existing Holders Registration Rights Agreement, all holders of our common stock who are parties to the Existing Holders Registration Rights Agreement may request inclusion of their shares for resale in an initial public offering, subject to cutback of all such shares and any other terms that may be required by FBR, in its sole discretion, provided that if any sales of shares held by holders who did not purchase shares in the June 2006 Private Placement are permitted, such sales will be made pro rata and on substantially identical terms as other holders who did not purchase shares in the June 2006 Private Placement.

        Under the June 2006 Private Placement Registration Rights Agreement, the holders of our common stock that are beneficiaries of the June 2006 Private Placement Registration Rights Agreement and who elect to include their shares of our common stock for resale in this offering will not be able to sell any shares of our common stock not included in this offering during such periods as reasonably requested by the underwriters (but in no event for a period longer than 30 days prior to and 180 days following the effective date of the registration statement (of which this prospectus is a part)). Except as to shares included for resale in this offering, the holders of our common stock that are beneficiaries under the June 2006 Registration Rights Agreement may not directly or indirectly sell, offer to sell, grant any option or otherwise dispose of any shares of our common stock (or securities convertible into such shares) for a period of up to 60 days following the effective date of the registration statement (of which this prospectus is a part).

        The preceding summary of certain provisions of the June 2006 Private Placement Registration Rights Agreement and the Existing Holders Registration Rights Agreement is not intended to be complete, and is subject to, and qualified in its entirety by reference to all of the provisions of the June 2006 Private Placement Registration Rights Agreement and Existing Holders Registration Rights Agreement, respectively.

DESCRIPTION OF INDEBTEDNESS

        On September 30, 2005, our parent, DPI Holdings, entered into the $100 million Senior Secured Credit Facility with Citicorp, as administrative agent for a syndicate of other financial institutions. We guaranteed that credit facility, which was used to refinance our prior senior and mezzanine debt and for working capital and general corporate purposes. In May 2006, we amended the credit facility to substitute us as the borrower. The credit facility consists of a $50 million term loan credit facility and a $50 million revolving credit facility, which is available on a fully revolving basis.

        As of August 31, 2006, the balance on the term loan credit facility was $49.6 million, and no balance was outstanding under the revolving credit facility. The term loan credit facility and the revolving credit facility mature on September 30, 2010.

        Borrowings under both the term loan credit facility and the revolving credit facility bear a floating rate of interest tied to LIBOR, plus a spread of between 175 and 225 basis points. Currently, the spread for LIBOR loans is 200 basis points, subject to increase or decrease based upon the calculation of total indebtedness to EBITDA (earnings before interest, taxes, depreciation, amortization and depletion). We must pay a commitment fee of 0.5% per year on the unused availability under the revolving credit facility.

        The credit facility contains various restrictive covenants and other usual and customary terms and conditions, including limitations on the incurrence of additional debt, limitations on the issuance of liens, limitations on the making of investments, prohibitions on the sale of assets and restrictions on the payment of cash dividends and other restricted payments. Financial covenants require us, among other things:

  •
  to maintain a ratio, as of the last day of each fiscal quarter, of consolidated debt to EBITDA of less than 2.5 to 1.0;

  •
  to maintain a ratio, as of the last day of each fiscal quarter (for the four fiscal quarters ending on such day), of EBITDA to cash interest expense of less than 5.0 to 1.0; and

  •
  to limit capital expenditures for each fiscal year to between $15,000,000 in 2006 up to $25,000,000 by 2010.

        As of June 30, 2006, we were in compliance with the above covenants. Substantially all of our assets are pledged to secure the credit facility.

        The credit facility also contains customary events of default, including the occurrence of a change of control or default by us in the payment or performance of any other indebtedness equal to or exceeding $5,000,000.

PLAN OF DISTRIBUTION

        We are registering the common stock covered by this prospectus to permit selling shareholders to conduct public secondary trading of these shares from time to time after the date of this prospectus. Under the June 2006 Private Placement Registration Rights Agreement we entered into with FBR (for the benefit of selling shareholders), we agreed to, among other things, bear all expenses, other than brokers' or underwriters' discounts and commissions, in connection with the registration and sale of the common stock covered by this prospectus. We will not receive any of the proceeds of the sale of the common stock offered by this prospectus. The aggregate proceeds to the selling shareholders from the sale of the common stock will be the purchase price of the common stock less any discounts and commissions. A selling shareholder reserves the right to accept and, together with their agents, to reject, any proposed purchases of common stock to be made directly or through agents.

        The common stock offered by this prospectus may be sold from time to time to purchasers:

  •
  directly by the selling shareholders and their successors, which include their donees, pledges or transferees or their successors-in-interest; or

  •
  through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or agent's commissions from the selling shareholders or the purchasers of the common stock. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

        The selling shareholders and any underwriters, brokers-dealers or agents who participate in the sale or distribution of the common stock may be deemed to be "underwriters" within the meaning of the Securities Act. The selling shareholders identified as registered broker-dealers in the selling shareholders table (under the caption "Selling Shareholders") are deemed to be underwriters with respect to securities sold by them pursuant to this prospectus. As a result, any profits on the sale of the common stock by such selling shareholders and any discounts, commissions or agent's commissions or concessions received by any such broker-dealer or agents may be deemed to be underwriting discounts and commissions under the Securities Act. Selling shareholders who are deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to prospectus delivery requirements of the Securities Act. Underwriters are subject to certain statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.

        The common stock may be sold in one or more transactions at:

  •
  fixed prices;

  •
  prevailing market prices at the time of sale;

  •
  prices related to such prevailing market prices;

  •
  varying prices determined at the time of sale; or

  •
  negotiated prices.

        These sales may be effected in one or more transactions:

  •
  on any national securities exchange or quotation on which the common stock may be listed or quoted at the time of the sale;

  •
  in the over-the-counter market;

  •
  in transactions other than on such exchanges or services or in the over-the-counter market;

  •
  through the writing of options (including the issuance by the selling shareholders of derivative securities), whether the options or such other derivative securities are listed on an options exchange or otherwise;

  •
  through the settlement of short sales; or

  •
  through any combination of the foregoing.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

        In connection with the sales of the common stock, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions which in turn may:

  •
  engage in short sales of the common stock in the course of hedging their positions;

  •
  sell the common stock short and deliver the common stock to close out short positions;

  •
  loan or pledge the common stock to broker-dealers or other financial institutions that in turn may sell the common stock;

  •
  enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of the common stock, which the broker-dealer or other financial institution may resell under the prospectus; or

  •
  enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.

        To our knowledge, there are currently no plans, arrangements or understandings between any selling shareholders and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling shareholders.

        We intend to apply for listing of the common stock on [                        ] under the symbol ["            "]. However, we can give no assurances as to the development of liquidity or any trading market for the common stock.

        There can be no assurance that the selling shareholders will sell any or all of the common stock under this prospectus. Further, we cannot assure you that any selling shareholder will not transfer, devise or gift the common stock by other means not described in this prospectus. In addition, any common stock covered by this prospectus that qualifies for sale under Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus. The common stock covered by this prospectus may also be sold to non-U.S. persons outside the U.S. in accordance with Regulation S under the Securities Act rather than under this prospectus. The common stock may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

        The selling shareholders and any other person participating in the sale of the common stock will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any common stock by the selling shareholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the particular common stock being distributed. This may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

        We have agreed to indemnify the selling shareholders against certain liabilities, including liabilities under the Securities Act.

        We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the common stock to the public, including the payment of federal securities law and state blue sky registration fees, except that we will not bear any underwriting discounts or commissions or transfer taxes relating to the sale of shares of our common stock by the selling shareholders.

LEGAL MATTERS

        Nelson Mullins Riley & Scarborough LLP, Atlanta, Georgia, will pass upon the validity of the shares of our common stock offered under this prospectus. As of June 30, 2006, certain partners of Nelson Mullins indirectly beneficially owned an aggregate of 126,573 shares of our common stock.

EXPERTS

        The financial statements as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        For further information regarding us and the common stock offered by this prospectus, you may desire to review the full registration statement, including its exhibits. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the Securities and Exchange Commission at Judiciary Plaza, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates or from the Securities and Exchange Commission's website on the Internet at http://www.sec.gov. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on public reference rooms.

        As a result of this offering, we will file with or furnish to the Securities and Exchange Commission periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission or obtained from the Securities and Exchange Commission's website as provided above. Our website on the Internet is located at http://www.datapath.com, and we expect to make our periodic reports and other information filed or furnished to the Securities and Exchange Commission available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the Securities and Exchange Commission. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

INDEX TO FINANCIAL STATEMENTS

Annual Financial Statements:
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheets as of December 31, 2005 and 2004	F-3

Income Statements for the Year Ended December 31, 2005 (Successor), Three Months Ended December 31, 2004 (Successor), Nine Months Ended September 30, 2004 (Predecessor) and Year Ended December 31, 2003 (Predecessor)	F-4

Statements of Shareholder's Equity for the Year Ended December 31, 2003 (Predecessor), Nine Months Ended September 30, 2004 (Predecessor), Three Months Ended December 31, 2004 (Successor) and Year Ended December 31, 2005 (Successor)	F-5

Statements of Cash Flows for the Year Ended December 31, 2005 (Successor), Three Months Ended December 31, 2004 (Successor), Nine Months Ended September 30, 2004 (Predecessor) and Year ended December 31, 2003 (Predecessor)	F-6
Notes to Financial Statements	F-7
Interim Unaudited Financial Statements:
Balance Sheets as of June 30, 2006 and December 31, 2005	F-24
Income Statements for the Six Months Ended June 30, 2006 and July 1, 2005	F-25
Statements of Cash Flows for the Six Months Ended June 30, 2006 and July 1, 2005	F-26
Notes to Interim Unaudited Financial Statements	F-27

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
DataPath, Inc.
Duluth, Georgia

        We have audited the accompanying balance sheets of DataPath, Inc. (the "Company") as of December 31, 2004 and 2005, and the related statements of income, shareholder's equity, and cash flows for the three months ended December 31, 2004, and the year ended December 31, 2005. We have also audited the statements of income, shareholder's equity, and cash flows for the year ended December 31, 2003, and the nine months ended September 30, 2004, of the Company's Predecessor (See Note 1). Our audits also included the financial statement schedule listed in the Index at Item 16. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. According, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such financial statements present fairly, in all material respects, the financial position of DataPath, Inc. as of December 31, 2004 and 2005, and the results of their operations and their cash flows for the three months ended December 31, 2004, and the year ended December 31, 2005 and their results of operations of the Predecessor for the year ended December 31, 2003, and the nine months ended September 31, 2004 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basis financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

Deloitte & Touche LLP

Atlanta, Georgia
May 29, 2006

DATAPATH, INC.

BALANCE SHEETS

AS OF DECEMBER 31, 2005 AND 2004

(amounts in thousands, except share data)

	December 31, 2005	December 31, 2004
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$9,369	$9,790
Receivables, net of allowance of $770 and $369, respectively	47,723	7,642
Inventory	27,281	8,164
Other current assets	269	1,301
Current deferred tax asset	3,607	589

Total current assets	88,249	27,486
Property and equipment—net	4,224	1,577
Goodwill	16,204	15,462
Intangible assets	153	—
Other non-current assets	354	451

TOTAL ASSETS	$109,184	$44,976

LIABILITIES AND SHAREHOLDER'S EQUITY
CURRENT LIABILITIES:
Accounts payable	$27,186	$11,432
Accrued liabilities	15,547	3,156
Billings in excess of revenues	1,718	2,717
Revolving line of credit	—	6,000
Income taxes payable	340	2,901
Current portion of long-term debt	851	1,287
Demand note to parent	31,096	—

Total current liabilities	76,738	27,493

Deferred tax liability	194	304
Long-term debt—net of current portion	1,046	8,297

Total non-current liabilities	1,240	8,601

COMMITMENTS AND CONTINGENCIES
SHAREHOLDER'S EQUITY:
Preferred stock, no par value; authorized—5,000,000; issued and outstanding—0
Common stock, no par value; authorized—50,000,000 shares, issued and outstanding as of December 31, 2005 and 2004—42,050,789	—	—
Additional paid-in capital	7,784	7,663
Retained earnings	23,422	1,219

Total shareholder's equity	31,206	8,882

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$109,184	$44,976

The accompanying notes are an integral part of these financial statements.

DATAPATH, INC.

INCOME STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005, THE THREE MONTHS ENDED
DECEMBER 31, 2004, THE NINE MONTHS ENDED SEPTEMBER 30, 2004
AND THE YEAR ENDED DECEMBER 31, 2003

(amounts and shares in thousands, except for per share data)

	Successor		Predecessor
	Year Ended December 31, 2005	Three Months Ended December 31, 2004	Nine Months Ended September 30, 2004	Year Ended December 31, 2003
REVENUES:
Product	$207,425	$21,801	$47,249	$34,478
Services	29,740	5,326	11,484	9,484

Total revenues	237,165	27,127	58,733	43,962
COST OF REVENUES:
Product	140,332	13,847	34,832	27,583
Services	20,837	6,640	8,251	8,347

Total cost of revenues	161,169	20,487	43,083	35,930

GROSS PROFIT	75,996	6,640	15,650	8,032
OPERATING EXPENSES:
Sales and marketing	9,975	625	1,225	1,196
Research and development	2,563	499	826	386
General and administrative	28,283	3,057	5,112	5,430
Lease abandonment	1,100	—	—	—

Total operating expenses	41,921	4,181	7,163	7,012

OPERATING INCOME	34,075	2,459	8,487	1,020
INTEREST EXPENSE	2,921	493	115	19
OTHER (INCOME) EXPENSE	37	—	(315)	(27)

INCOME BEFORE INCOME TAXES	31,117	1,966	8,687	1,028
INCOME TAX EXPENSE	8,914	747	3,301	390

NET INCOME	$22,203	$1,219	$5,386	$638

BASIC WEIGHTED AVERAGE SHARES OUTSTANDING	42,051	42,051	42,051	42,051

BASIC EARNINGS PER SHARE	$0.53	$0.03	$0.13	$0.02

DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING	43,108	42,051	42,051	42,051

DILUTED EARNINGS PER SHARE	$0.52	$0.03	$0.13	$0.02

The accompanying notes are an integral part of these financial statements.

DATAPATH, INC.

STATEMENTS OF SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003, THE NINE MONTHS ENDED
SEPTEMBER 30, 2004, THE THREE MONTHS ENDED DECEMER 31, 2004
AND THE YEAR ENDED DECEMBER 31, 2005

(amounts and shares in thousands)

	Common Stock
			Additional Paid-in Capital	Retained Earnings	Total Shareholders' Equity
	Shares	Amount
Predecessor:
BALANCE—December 31, 2002	42,051	$1	$59	$3,219	$3,279
Net income				638	638

BALANCE—December 31, 2003	42,051	1	59	3,857	3,917
Net income				5,386	5,386

Predecessor ending balance—September 30, 2004	42,051	$1	$59	$9,243	$9,303

Successor:
Redemption of Predecessor's outstanding common stock	(42,051)	(1)	(59)	(9,243)	(9,303)
Issuance of Successor common stock	42,051		12,587		12,587
Deemed dividend associated with acquisition of Predecessor			(4,924)		(4,924)
Net income				1,219	1,219

BALANCE—December 31, 2004	42,051	—	7,663	1,219	8,882
Stock compensation			121		121
Net income				22,203	22,203

BALANCE—December 31, 2005	42,051	$—	$7,784	$23,422	$31,206

The accompanying notes are an integral part of these financial statements.

DATAPATH, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005, THE THREE MONTHS ENDED
DECEMBER 31, 2004, THE NINE MONTHS ENDED SEPTEMBER 30, 2004
AND THE YEAR ENDED DECEMBER 31, 2003

(amounts in thousands)

	Successor		Predecessor
	Year Ended December 31, 2005	Three Months Ended December 31, 2004	Nine Months Ended September 30, 2004	Year Ended December 31, 2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$22,203	$1,219	$5,386	$638
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	1,115	91	302	217
Amortization	323	—	—	—
Loss on disposal of property and equipment	316	11	175	24
Interest expense, paid-in-kind	331	126	—	—
Stock compensation expense	121	—	—	—
Other	(197)	28	(134)	(53)
Deferred income taxes	(3,128)	—	—	—
Changes in operating assets and liabilities:
Receivables	(39,877)	6,268	(10,337)	4,956
Inventory	(19,094)	(1,859)	(1,540)	1,912
Other current assets	1,033	(1,146)	(906)	(48)
Accounts payable and accrued liabilities	28,128	3,132	6,017	(7,650)
Billings in excess of revenues	(999)	1,387	(824)	1,800
Income taxes payable	(2,561)	(284)	2,212	185

Net cash provided by (used in) operating activities	(12,286)	8,973	351	1,981

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(2,613)	(246)	(550)	(230)
Assets acquired, net of cash	(1,139)	—	—	—
Acquisition of net assets of Predecessor (net of cash acquired of $3,549)	—	(24,329)	—	—

Cash used in investing activities	(3,752)	(24,575)	(550)	(230)

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contribution associated with acquisition of Predecessor	—	10,780	—	—
Proceeds from debt to finance acquisition of Predecessor	—	17,098
Demand note to parent	31,096	—	—	—
Borrowings on revolving line of credit	8,700	1,902	—	—
Payments on revolving line of credit	(14,700)	(4,000)	—	—
Payments on long-term debt	(9,479)	(388)	(155)	(200)

Net cash (used in) provided by financing activities	15,617	25,392	(155)	(200)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(421)	9,790	(354)	1,551
CASH AND CASH EQUIVALENTS—Beginning of period	9,790	—	3,903	2,352

CASH AND CASH EQUIVALENTS—End of period	$9,369	$9,790	$3,549	$3,903

The accompanying notes are an integral part of these financial statements.

DATAPATH, INC.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004 AND
FOR THE YEAR ENDED DECEMBER 31, 2005, THE THREE MONTHS ENDED DECEMBER 31,2004,
THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003

        DataPath, Inc., a Georgia corporation, (the "Company") was incorporated on July 16, 1996, and is based in Atlanta, Georgia. The Company operates in one business segment as defined by Statement of Financial Accounting Standards (SFAS) No. 131, Disclosures about Segments of an Enterprise. The Company designs, produces, installs and supports customized, mission-critical satellite earth terminals and network solutions assembled from off-the-shelf applications. For the years ended December 31, 2005, 2004 and 2003, approximately 99%, 95% and 97%, respectively, of the Company's revenues were from contracts with the United States government where the Company served either as a prime contractor or as a subcontractor. Of these revenues, 78%, 79% and 74%, respectively, were from government procurement contracts, and the balance was from government operations and maintenance contracts.

        In September 2004, all of the Company's outstanding common stock was acquired by DPI Holdings, LLC (the "Parent Company"), a newly formed company owned by new investors and the prior owners of the Company. The cash purchase price for the shares that were redeemed was approximately $27,878,000 (including acquisition costs), which was financed with approximately $17,098,000 of new debt of the Company, and the remainder was funded by the Parent Company (see Note 2 for further details).

        The acquisition was accounted for as a purchase in accordance with SFAS No. 141, Business Combinations, and Emerging Issues Task Force (EITF) Issue 88-16, Basis in Leveraged Buyout Transactions. As such, the acquired assets and assumed liabilities have been recorded at fair market value for the interests acquired and assumed liabilities by new investors and at the carryover basis for continuing investors. The acquired assets and assumed liabilities were assigned new book values in the same proportion as the residual interests of the continuing investors and the new interests acquired by the new investors.

1.     ACCOUNTING POLICIES

        Revenue Recognition—Substantially all of the Company's revenue is earned under fixed price and cost plus contracts with the U.S. Government. The deliverables in a typical contract require the production and delivery of portable satellite terminals, assembly and delivery of spare kits, training services and customer support services. The Company accounts for such U.S. Government contracts in accordance with American Institute of Certified Public Accountants Statement of Position 81-1 (SOP 81-1), Accounting for Performance of Construction-Type and Certain Production-Type Contracts. Additionally, the Company applies the segmentation guidance contained in SOP 81-1 to each of its contracts when applicable. Product revenue on most fixed price contracts is recognized using the units of delivery measure of the percentage-of-completion method of accounting as the U.S. Government contracts call for the production of a basic product under production-type contracts in a continuous or sequential production process to U.S. Government specifications. Revenue on fixed price contracts for services are recognized ratably over the service period or when a unit of training is complete. Revenue on cost plus contracts are recognized under SOP 81-1 based on costs incurred toward completion.

        The U.S. Government has requested that certain contracts for the production of portable satellite terminals and spare kits be produced based on a scheduled timeline and held by the Company on a ship-in-place basis. When the U.S. Government has requested production on a ship-in-place basis, the

U.S. Government has provided the Company with their acknowledgment of acceptance, transfer of title and the assumption of risk and rewards of ownership upon completion of the portable satellite terminals and spare kits. For those contracts with ship-in-place requests by the U.S. Government, the products subject to the ship-in-place terms are physically segregated by the Company and shipped no later than the contract termination date. The Company recognizes revenue for ship-in-place contracts only upon receiving acknowledgment from the U.S. Government that transfer of title and acceptance has occurred, and that risk and rewards of ownership have been assumed by the U.S. Government. The ship-in-place contracts contain the Company's normal billing and credit terms and the U.S. Government carries the risk of ownership and decline in the market value for the products. As of December 31, 2005, the Company had recognized revenue of approximately $24,640,000 related to portable satellite terminals and spare kits under ship-in-place terms that had not yet been physically delivered to the U.S. Government.

        Amounts representing contract change orders are included in sales and estimated contract values only when they can be reliably estimated and their realization is reasonably assured. Amounts representing contract claims are included in sales when it is probable the claim will result in additional revenue and the claim can be reliably estimated.

        Costs and Expenses—Cost of revenue includes material, direct labor, and overhead directly associated with revenue. Direct labor includes costs to assemble and test products, and design and development costs directly associated with customer contracts. Selling, general and administrative and research and development expenses are charged to expenses in the period incurred.

        Provisions for losses on contracts are recognized in cost of revenues during the period in which the loss first becomes apparent. The impact of revisions of contract estimates, which may result from contract modifications, performance or other reasons, are recognized on a cumulative catch-up basis in the period in which the revisions are made.

        Product Warranty Costs—The Company provides certain product warranties that require repair or replacement of non-conforming items for a specified period of time. Warranty expense is recognized for the estimated future warranty costs at the time revenue is recognized. Warranty expense is determined based on the terms of the product warranty provided to the Company's customers, the terms of warranty provided to the Company by vendors of component parts included in the Company's products, and the related estimated costs. Accrued warranty costs are reduced as product warranty claims are made. Accrued product warranty costs of $2,188,000 and $623,000 were included in other accrued liabilities at December 31, 2005 and 2004, respectively.

        Cash and Cash Equivalents—The Company considers cash on deposit and highly liquid investments with an original maturity of three months or less to be cash equivalents.

        Inventories—Inventories are valued using the first-in first-out valuation methodology for materials, and direct labor and overhead are charged as incurred. Inventory consists of component parts, work-in-process, and finished goods. The Company adjusts inventory accounts on a periodic basis to reflect the impact of potential obsolescence. Inventories are stated at the lower of cost or market.

        Deferred Financing Costs—In conjunction with the Company's debt financings, deferred financing costs are capitalized and amortized over the debt term. Approximately $316,000 of costs were capitalized in connection with the Company's 2004 debt financing. The 2004 debt was paid off in September 2005, and the remaining $284,000 of unamortized deferred financing costs was expensed.

        Property and Equipment—Property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives as follows:

Leasehold improvements and office furniture	5 to 7 years
Test and integration equipment	3 to 5 years
Computer equipment and purchased software	3 years
Automobiles	5 years

        Capital lease assets are depreciated over the shorter of the lease term or the useful life of the related asset.

        Goodwill and Intangible Assets—Costs of purchased businesses in excess of net assets acquired (goodwill) and intangible assets are accounted for under the provisions of SFAS No. 142 Goodwill and Other Intangible Assets. SFAS No. 142 requires that all goodwill and intangible assets with indefinite useful lives no longer be amortized but, instead, be evaluated for impairment on an annual basis or more frequently if events and circumstances indicate that assets might be impaired. The Company performs an annual impairment test on January 1 of each fiscal year in accordance with SFAS No. 142. No adjustment was required to the carrying value of the Company's goodwill as of December 31, 2005 or 2004.

        The Company acquired goodwill in the leveraged buyout transaction in September 2004 and again in December 2005 with the acquisition of Third Rail Americas, Inc. ("Third Rail") (see Note 3). The change in goodwill is as follows (amounts in thousands):

BALANCE—December 31, 2003	$—
Goodwill acquired	15,462

BALANCE—September 30, 2004	$15,462
Additions/adjustments	—

BALANCE—December 31, 2004	$15,462
Adjustment to allocation of purchase price	(103)
Additions from Third Rail	845

BALANCE—December 31, 2005	$16,204

        Other intangible assets consist mainly of software design acquired in April 2005. The software design intangible asset has a useful life of three years. Amortization expense in 2005 was $39,000. Future amortization expense for each of the five succeeding years ending December 31, is as follows (amounts in thousands):

2006	$63
2007	63
2008	23
2009	—
2010	—

        Impairment of Long-Lived Assets and Acquired Intangible Assets—In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company assesses the recoverability of long-lived assets (excluding goodwill) and identifiable acquired intangible assets with finite useful lives, whenever events or changes in circumstances indicate that the carrying value of such an asset may not be recoverable. Based on the existence of one or more indicators of impairment, the Company will determine if the carrying value of intangibles or long-lived assets may not be recovered based on a projected undiscounted cash flow model. If the projected undiscounted cash flows are not in excess of the book value of the related asset, the Company adjusts the carrying value of the long-term assets to their fair-market value. Significant management judgment is required regarding the existence of impairment indicators as discussed above.

        Stock-Based Compensation—The Company accounts for its employee stock-based compensation under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related Interpretations. Accounting for the issuance of stock options under provisions of APB 25 does not result in compensation expense for the Company when the exercise price of options granted equals the fair value of the Company's common stock on the date of the award.

        The Company applies the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123). Had compensation cost for the options been determined based on the fair value at October 1, 2004, consistent with the provisions of SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below (amounts in thousands, except per share data):

	Year Ended December 31, 2005	Three Months Ended December 31, 2004
Net income as reported	$22,203	$1,219
Add back: Stock-based compensation as included in net income, net of tax	78	—
Deduct: Stock-based compensation expense determined under fair value method for all awards, net of tax	(229)	(31)

Net income—pro forma	$22,052	$1,188

Earnings per share:
Basic—as reported	$0.53	$0.03
Basic—pro forma	$0.52	$0.03
Diluted—as reported	$0.52	$0.03
Diluted—pro forma	$0.51	$0.03

        In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment (SFAS No. 123(R)). SFAS No. 123(R) requires the measurement of all employee stock-based compensation awards using a fair-value method and requires such expense be recorded in its consolidated financial statements. SFAS No. 123(R) is effective for periods beginning after December 15, 2005. SFAS No. 123(R) provides alternative methods of adoption, which include prospective application and a modified retroactive application. The Company will adopt SFAS No. 123(R) on January 1, 2006, using the modified prospective transition method (see Note 13—Recent Accounting Pronouncements).

        Income Taxes—Income taxes are accounted for under SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 is an asset and liability method to account for income taxes, including recognition of deferred tax assets included in other current assets and liabilities for the anticipated future tax consequences attributable to differences between the financial statement amounts and their respective tax bases. Deferred tax assets are recognized for the future tax effects of temporary differences between financial and income tax reporting using tax rates in effect for the years in which the differences are expected to reverse. Valuation allowances are provided if it is more likely than not that a deferred tax asset will not be realized.

        Fair Value of Financial Instruments—The Company believes that the carrying value of financial instruments, including receivables, accounts payable, accrued liabilities and short-term and long-term debt, approximate fair value at December 31, 2005 and 2004.

        Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Comprehensive Income—The Company follows the disclosure requirements of SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 requires the disclosure of total nonshareholder changes in equity and its components, which would include all changes in equity during a period except those resulting from investments by and distributions to shareholder. There were no components of other comprehensive income applicable to the Company during fiscal years 2005, 2004 or 2003.

2.     ACQUISITIONS

        In September 2004, all of the Company's outstanding stock was acquired by DPI Holdings, LLC, a newly formed company owned by an investor group comprised of new investors and prior owners of the Company. The total cash purchase price for the shares that were redeemed of approximately $27,878,000, including $1,749,000 of acquisition costs, was financed with approximately $17,098,000 of new debt of the Company and $10,780,000 of cash from DPI Holdings, LLC. The new Company debt consisted of $2,000,000 of senior debt, $7,000,000 of subordinated debt and a $10,000,000 revolving credit line, of which $8,100,000 was drawn down upon the closing of the transaction.

        The acquisition was accounted for as a purchase in accordance with SFAS No. 141, Business Combinations, and EITF No. 88-16, Basis in Leveraged Buyout Transactions. Accordingly, the acquired assets and liabilities have been recorded at fair value for the interests acquired by new investors and at the carryover basis for continuing investors. The difference between the carryover basis and the fair value was reflected as a deemed dividend of $4,924,000.

        The allocation of purchase price was based on internal analysis and is shown below (amounts in thousands):

Allocation of purchase price:
Cash	$3,549
Accounts receivable	13,052
Inventory	6,305
Goodwill	15,462
Other assets	2,079

Total assets acquired	40,447
Accounts payable and accrued liabilities	(12,786)
Other liabilities	(2,958)

Total liabilities assumed	(15,744)
Deemed dividend	4,924
Transaction expenses	(1,749)

Purchase price	$27,878

Source of consideration:
Debt	$17,098
Cash capital contribution	10,780

Purchase price	$27,878

        The goodwill acquired of $15,462,000 is not deductible for tax purposes.

        Net income for the nine months ended September 2004 would have been approximately $5,100,000 as the result of increased interest expense of approximately $480,000 and the related income tax effect. Basic and diluted earnings per share for the nine months ended September 2004 would have been $0.12. If the acquisition had taken place on January 1, 2004 or January 1, 2003, there would have been no change in revenues for any period presented.

        In December 2005, the Company acquired substantially all the assets of Third Rail. The purchase price of the assets was approximately $951,000 in cash and additional amounts of up to approximately $1,900,000 in cash upon achievement of certain performance levels over the next two years. The contingent "earn out" payment will be treated as compensation expense, when, and if, earned. For tax purposes, goodwill of $845,000 is deductible.

        For accounting purposes, the acquisition was considered an asset purchase. The total purchase price was allocated to the acquired assets and liabilities based on their estimated fair values at the acquisition date. The allocation of purchase price was based on internal analysis and is shown below (amounts in thousands):

Assets acquired:
Accounts receivable	$101
Inventory	23
Goodwill	845

Purchase price	$969

Source of consideration:
Cash	$951
Accrued acquisition costs	18

Purchase price	$969

        Goodwill acquired in the Third Rail acquisition is attributed to the technical "know-how" of the existing assembled workforce.

        In April 2005, the Company acquired M&C Systems for consideration of approximately $188,000. No tangible assets were acquired. The purchase price was allocated to software design intangible asset, which will be amortized over an expected useful life of three years. Pro forma revenues and net income are not presented for the Third Rail and M&C Systems as the effect on the Company's results of operations is not material.

3.     INVENTORIES

        Inventories are summarized as follows (amounts in thousands):

	December 31,
	2005	2004
Raw Materials	$7,396	$357
Work-in-process	3,337	7,807
Finished goods	16,548	—

Inventories	$27,281	$8,164

4.     PROPERTY AND EQUIPMENT

        The Company's property and equipment consisted of the following (amounts in thousands):

	December 31,
	2005	2004
Leasehold improvements	$463	$350
Test and integration equipment	327	71
Computer equipment and purchased software	1,722	257
Capitalized lease assets	2,384	990
Automobiles	451	—

	5,347	1,668
Less: Accumulated depreciation	(1,123)	(91)

Total	$4,224	$1,577

5.     ACCRUED LIABILITIES

        Accrued liabilities consisted of the following (amounts in thousands):

	December 31,
	2005	2004
Payroll and related benefits	$9,214	$2,037
Warranty	2,188	623
Insurance	1,327	107
Other	2,818	389

	$15,547	$3,156

        The change in the product warranty liability was as follows (amounts in thousands):

	December 31,
	2005	2004	2003
Beginning balance	$623	$320	$0
Additions charged to expense	2,789	493	321
Reductions for warranty claims	(1,224)	(190)	(1)

Ending balance	$2,188	$623	$320

6.     CAPITAL LEASE AND LONG-TERM DEBT

        The Company had the following amounts outstanding under debt agreements (amounts in thousands):

	December 31,
	2005	2004
Revolving line of credit	$—	$6,000

Long-term debt:
Term loan and notes payable	397	1,674
Subordinated debentures	—	7,126
Capital lease obligations	1,500	784

Total	1,897	9,584
Less: Current portion of long-term debt	(851)	(1,287)

Total long-term debt	$1,046	$8,297

        In September 2005, the Company signed a Promissory Note with its Parent Company, which provided for borrowings of up to $100,000,000. The Note is payable on demand and bears interest of prime plus 3%. The initial proceeds from the Note were used to pay off all other Loan and Security Agreements and subordinated debentures. (See Note 8—Demand Note to Parent and Parent Note Guarantee.)

        In September 2004, the Company entered into a Loan and Security Agreement with a financial institution, which provided for borrowings of up to $12,000,000. The Company borrowed $2,000,000 under a two-year term loan and entered into a $10,000,000 revolving line of credit facility. At December 31, 2004, the Company had $6,000,000 of short-term debt outstanding under the revolving credit agreement.

        In September 2004, the Company issued $7,000,000 of senior subordinated debentures to three lenders, which were due on September 16, 2009. The debentures provided for a prepayment penalty of 5% for the first 12 months, which decreases by one percentage point each subsequent 12-month period. These debentures were fully paid off in September 2005. The Company paid a prepayment penalty of $298,000 which has been presented as a component of interest expense.

        In 2005 and 2004, the Company entered into various capital leases primarily to purchase office equipment. The minimum lease obligations at December 31, 2005 were $1,500,000. These capital lease amounts are noncash transactions and, accordingly, have been excluded from the Statements of Cash Flows.

        Future minimum commitments under capital leases with noncancelable lease terms in excess of one year were as follows at December 31, 2005 (amounts in thousands):

For the years ending December 31,

2006	$769
2007	388
2008	220
2009	211
2010	79

Total minimum lease payments	$1,667
Less interest portion	(167)

$1,500

        The interest rates on these capital leases ranged from 4.2% to 10.0% at December 31, 2005.

7.     SUPPLEMENTAL CASH FLOW INFORMATION

        Supplemental cash flow information for the year ended December 31, 2005, the three months ended December 31, 2004, the nine months ended September 30, 2004 and the year ended December 31, 2003, are summarized as follows (amounts in thousands):

	Successor		Predecessor
	Year Ended December 31, 2005	Three Months Ended December 31, 2004	Nine Months Ended September 30, 2004	Year Ended December 31, 2003
Interest paid	$1,381	$399	$18	$12
Income taxes paid	14,602	1,033	1,088	207
Non-cash financing activities:
Capital lease additions	1,394	778	212	—

8.     DEMAND NOTE TO PARENT AND PARENT DEBT GUARANTEE

        In September 2005, the Company signed a Promissory Note with its Parent Company, which provided for borrowings of up to $100,000,000. The Note is payable on demand and bears interest of prime plus 3%. The initial proceeds from the Note were used to pay off all other Loan and Security Agreements and subordinated debentures (see Note 6—Capital Lease and Long-Term debt). The outstanding balance on the Note at December 31, 2005 was $31,096,000.

        In September 2005, the Parent Company entered into a $100,000,000 senior secured credit agreement with a financial institution as administrative agent for a syndicate of other financial institutions. The senior secured credit facility, which matures on September 30, 2010, consists of a $50,000,000 term loan and a $50,000,000 revolving credit facility. The credit facility bears interest on drawn amounts based on LIBOR plus between 1.75% and 2.25%, and the revolving credit facility has an unused commitment fee of 0.50% on undrawn amounts. The Company guaranteed the facility, and a portion of the proceeds were loaned to the Company to refinance the Company's nonlease debt and for working capital and general corporate purposes.

        The Parent Company's credit agreement contains certain financial and other covenants, reporting provisions and other requirements with which the Parent was in compliance at December 31, 2005. As of December 31, 2005, $50,000,000 was outstanding under this credit facility. Substantially all of the assets of the Company are pledged as collateral under the credit facility agreements. Additionally, all of the outstanding stock of the Company has been pledged as additional collateral by the Parent Company.

9.     SHAREHOLDER'S EQUITY

        Common and Preferred Stock—The Company's shareholders approved, effective with the Company's 2006 equity offering, the increase in authorized common shares (no par value) from 50,000,000 to 150,000,000. Additionally, the board approved, on May 28, 2006, a 1.40169295 to one stock split on all outstanding common shares of the Company to be effected as a share dividend. All share and per share information in these financial statements has been retroactively adjusted to reflect this change.

        In March 2005, the Company's Board of Directors approved a stock option plan ("Plan") that provides for the issuance of up to 4,205,079 shares of common stock to employees, directors, consultants, and advisors. The Company's Plan provides for the issuance of both incentive and nonqualified stock options exercisable for a period of 10 years. The Plan also provides for the issuance of restricted stock and stock appreciation rights. The options vest annually over a four- or five-year period. In the event of discontinuation of service by option holders, the Company has the right, at its option, to repurchase all shares acquired by virtue of exercising stock options at the lower of book value per share or the then-current fair market value of the Company's common stock of the shares to be repurchased. The Plan contains a provision under which all outstanding, unvested stock options will become immediately exercisable upon a change of control of the Company. The exercise prices of stock options granted in 2004 were at amounts that the board of directors determined to approximate the fair value of the Company's common stock at the date of grant. During 2004, the Company granted stock options to purchase 2,228,692 shares of the Company's common stock at an exercise price of $0.81 per share, all of which were outstanding at December 31, 2004. The Company canceled 420,508 of these options in 2005. There were no stock options outstanding at September 16, 2004, the date of the acquisition of the Company by the Parent.

        During 2005, the Company granted stock options to purchase 1,124,858 shares of the Company's common stock at an exercise price of $0.81 per share, all of which is outstanding at December 31, 2005. There were 1,272,037 options available for grant at December 31, 2005.

	Quantity	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Life	Weighted Average Grant Date Fair Value
Options outstanding September 30, 2004	—	—	—	—	—
Options Granted	2,228,692	$0.81	$2,655,300	8.84 Yrs	$0.36
Options Exercised	—	—	—	—	—
Options Canceled	—	—	—	—	—

Options outstanding December 31, 2004	2,228,692	$0.81	$2,655,300	8.84 Yrs	—
Options Granted	1,124,858	$0.81	—	9.47 Yrs	$1.17
Options Exercised	—	—	—	—	—
Options Canceled	(420,508)	$0.81	—	—	—

Options outstanding December 31, 2005	2,933,042	$0.81	$3,494,475	9.04 Yrs	—

At September 30, 2004 and December 31, 2004, there were no stock options exercisable.

        Options exercisable at December 31, 2005 are shown below (amounts in thousands, except per share data):

	Quantity	Weighted-Average Exercise Price
Options exercisable—December 31, 2005	445,738	$0.81

        The fair value of the common stock for options granted during the second and third quarter of 2005 was originally estimated at $0.81 per share by the board of directors, with input from the management. The Company did not obtain contemporaneous valuations by an unrelated valuation specialist during this period because, at that time, the Company's efforts were focused on supporting rapid sales growth, products development, raising debt capital, and the financial and managerial resources for doing so were limited. The fair value of the common stock for 2005 grants was subsequently determined to be $2.00 per share as discussed below. Because the exercise price of each option was $0.81, the Company recorded compensation expense of $121,000 during the year ended December 31, 2005, based on the intrinsic value at the date of grant.

        In the first quarter of 2006, the Company granted additional stock options at an exercise price of $7.42. The fair value of the common stock at the time of the 2006 grant was determined contemporaneously by an unrelated valuation specialist. Subsequent to the contemporaneous valuation in the first quarter of 2006, the Company reassessed the valuation of common stock relating to options granted during the second quarter of 2005. This retrospective valuation was completed in May 2006 and performed by the same unrelated valuation specialist that had performed the January 2006 contemporaneous valuation.

        Determining the fair value of the Company's stock requires making complex and subjective judgments. The January 2006 contemporaneous valuation and the May 2006 retrospective valuation were based on three methodologies, two were market approaches (market multiple and comparable transaction methods), and the third was based on a discounted future cash flow method. An average of the three methods was used by the valuation specialist to determine overall company valuation. Cash was added and debt was removed from the valuation, then discounts for lack of marketability and lack of control were applied to determine the value of a minority equity interest in the Company as of first quarter 2006.

        The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model and the following assumptions for all option grants during 2005 and in the fourth quarter of 2004.

	Year Ended December 31, 2005	Three Months Ended December 31, 2004
Dividend yield	0.00%	0.00%
Expected volatility	50%	50%
Expected life (years)	5.0	5.0
Risk-free interest rate	3.6%	1.9%

        During the year ended December 31, 2005, the Company granted stock options with exercise prices as follows (shares in thousands):

Grants Made During Quarter Ended	Number of Options Granted	Weighted-Average Exercise Price	Weighted-Average Fair Value Per Share	Weighted-Average Intrinsic Value Per Share
March 31, 2005	35.0	$0.81	$0.81	$—
June 30, 2005	1,019.7	$0.81	$2.00	$1.19
September 30, 2005	70.0	$0.81	$2.00	$1.19
December 31, 2005	—	N/A	N/A	$—

        The intrinsic value per share is being recognized as compensation expense over the applicable vesting period (which equals the service period).

10.   INCOME TAXES

        The provision for income taxes is summarized below (amounts in thousands):

	Successor		Predecessor
	Year Ended December 31, 2005	Three Months Ended December 31, 2004	Nine Months Ended September 30, 2004	Year Ended December 31, 2003
Current provision:
Federal	$11,494	$663	$2,868	$405
State	548	131	573	75

Total current provision	12,042	794	3,441	480
Deferred provision:
Federal	(2,832)	(40)	(119)	(76)
State	(296)	(7)	(21)	(14)

Total deferred provision	(3,128)	(47)	(140)	(90)

Total income tax expense	$8,914	$747	$3,301	$390

        The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities are (amounts in thousands):

	December 31,
	2005	2004
Deferred tax assets:
Allowance for doubtful accounts	$270	$141
Warranty liability	804	238
Accrued bonus, commissions and vacation	1,863	163
Inventory	591	—
Other	79	47

	3,607	589
Deferred tax liabilities:
Depreciation	(194)	(304)

Net deferred tax assets	$3,413	$285

        Management believes that the Company will fully realize deferred tax assets based on future taxable temporary differences and current levels of operating income.

        The primary difference between the provision for income taxes in the financial statements and the provision for income taxes that would result from applying the federal statutory rate of 35% for 2005 and 34% for 2004 and 2003 were as follows: (amounts in thousands):

	Successor		Predecessor
	Year Ended December 31, 2005	Three Months Ended December 31, 2004	Nine Months Ended September 30, 2004	Year Ended December 31, 2003
Federal income taxes at statutory rate	$11,017	$668	$2,954	$347
Permanent difference—ETI benefit	(2,301)	—	—	—
Permanent differences—other	(105)	5	15	17
State income taxes, net of Federal benefit	231	82	362	43
Other	72	(8)	(30)	(17)

Total income tax expense	$8,914	$747	$3,301	$390

11.   COMMITMENTS AND CONTINGENCIES

        Operating Lease Commitments—The Company leases certain facilities and equipment which require future rental payments. These rental arrangements do not impose any financing or dividend restrictions on the Company or contain contingent rental provisions. Certain of these leases have renewal and purchase options which generally are at fair value at the renewal or purchase option date.

        In January 2005, the Company entered into a five-year lease agreement (effective May 2005) for a new office and integration facility. As a result, the Company abandoned the previous leased office facility and charged the remaining lease obligation and related future costs of approximately $1,100,000 to expense in the second quarter of 2005. The Company also entered into various leases on office space adjacent to the new office integration facility in the third quarter of 2005.

        In February 2004, the Company entered into a five-year lease agreement for a new office and integration facility. As a result, the Company abandoned the previous leased office facility and charged the remaining lease obligation and related future costs of approximately $60,000 to expense in the first nine months of 2004.

        Future minimum rental commitments under operating leases, consisting primarily of the lease obligation for the office and integration facility, with non-cancelable lease terms in excess of one year were as follows at December 31, 2005 (amounts in thousands):

        For the years ending December 31,

2006	$722
2007	618
2008	630
2009	642
2010	247

        All of the Company's operating leases are related to rent expense for 2005. Rent expense for 2003, 2004 and 2005 were $117,000, $233,000 and $458,000, respectively.

        Employment Agreements—The Company has employment agreements with certain of its key employees. Such agreements provide for minimum salary levels and related benefits. Should the Company terminate the employees, other than for cause, during the term of the agreement, the Company would be obligated to pay the employees severance pay which would, in the aggregate, total approximately $1,600,000.

        Annual Incentive Compensation Plan—Our Annual Incentive Compensation Plan was adopted by the board in June 2005. Subject to certain restrictions, the plan covers all full-time employees. The total incentive fund for each plan year is approved by the board of directors. The performance targets and parameters and weighting factors for the Company and plan participants are established from time to time by the compensation committee and approved by the board. The amount of each individual award is based upon participant percentage (which is based on a pre-determined percentage of the employee's regular pay), annual financial performance goals for the Company, other annual corporate goals, and individual participant performance goals. No awards are made under the plan unless the Company meets minimum thresholds for revenue and operating profit as established by the board of directors. Termination of the participant's employment for any reason other than death, disability, or retirement results in the forfeiture of any plan benefits payable with respect to that plan year. In addition, a participant who terminates employment after the close of a plan year will not be entitled to any plan benefits not yet paid. The board reserves the right to amend or terminate the plan at any time without the consent of the participants; provided that no amendment or termination may adversely affect rights to receive any amount to which participants or beneficiaries have become entitled to receive prior to such amendment or termination. The Company recognized incentive compensation of $6,561,000 for the year ended December 31, 2005.

        Retirement Savings Plan 401(k) Plan—Effective January 1, 2003 the Company began sponsoring and maintaining a 401(k) retirement savings plan that permits participants to make contributions by salary deductions pursuant to Section 401(k) of the Internal Revenue Code. During 2005, 2004 and 2003 the Company matched 100% of contributions up to a maximum of 4% of compensation as defined by the 401(k) Plan. During the years ended December 31, 2005, 2004 and 2003, the Company recorded matching expense of approximately $625,000, $256,000 and $34,000, respectively, related to the 401(k) Plan.

12.   RELATED-PARTY TRANSACTIONS

        The Company has an outstanding Promissory Note with its Parent Company of $31,096,000 as discussed in Note 7. Interest expense related to this Note was $531,000 in 2005.

        Under an operating agreement between the shareholders of the Parent Company, the Parent Company is obligated to pay, or cause the Company to pay, a quarterly fee of $60,000 plus expenses for management consulting services performed by a firm (the "Firm") whose members who are investors in the Parent Company and/or who are on the Company's Board of Directors. In connection with the Third Rail acquisition (see Note 3), the Company paid the Firm, or employees of the Firm, a finders fee of $175,000. The Company paid the firm $787,000 and $612,000 during 2005 and 2004, respectively, related to management consulting and owed the firm $0 and $75,000 at December 31, 2005 and 2004, respectively.

        In 2004, the Company entered into an agreement with a vendor to provide component parts and services. Two investors in the Parent Company and members of the Company's board of directors are also on the board of directors of this vendor. Additionally, both of the directors own stock in this vendor. During 2005 and 2004, the Company paid the vendor $22,290,000 and $319,000, respectively, for components and services, and owed the vendor $181,000 and $0 at December 31, 2005 and 2004, respectively.

        The Company engaged an employee search firm to perform services in 2005 and 2004. A partner in the search firm is also an investor in the Parent Company. The Company paid the search firm $844,000 and $301,000 in 2005 and 2004, respectively, and owed the search firm $7,000 and $0 as of December 31, 2005 and 2004, respectively.

        The Company engaged a consulting sales and marketing firm to perform consulting services. The principal of the firm is an investor in the Parent Company. The Company paid the consulting firm

$246,000 and $0 in 2005 and 2004, respectively, and did not have any balance outstanding at December 31, 2005 and 2004.

        The Company engaged a law firm to perform services during 2005 and 2004. Two partners in the law firm had an indirect ownership interest in the Parent Company. The Company paid the law firm approximately $357,000 and $306,000 in 2005 and 2004 and owed the firm $0 and $27,000 at December 31, 2005 and 2004, respectively.

        The Company has an agreement with an individual to perform consulting service at management's direction. The individual is a former shareholder of the Company and has an ownership interest in the Parent Company. The individual was paid $84,000 and $54,000 in 2005 and 2004 under the consulting engagement. No amounts were outstanding at December 31, 2005 and 2004.

13.   RECENT ACCOUNTING PRONOUNCEMENTS

        In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), Share-Based Payment (SFAS No. 123(R)). SFAS No. 123(R) requires the measurement of all employee stock-based compensation awards using a fair-value method and requires such expense be recorded in its consolidated financial statements. SFAS No. 123(R) is effective for periods beginning after December 15, 2005. SFAS No. 123(R) provides alternative methods of adoption, which include prospective application and a modified retroactive application. The Company will adopt SFAS No. 123(R) on January 1, 2006, using the modified prospective transition method. Under modified prospective application, SFAS No. 123(R) applies to new awards and to awards modified, repurchased, or canceled after the required effective date. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of the required effective date shall be recognized as the requisite service is rendered on or after the required effective date. Based on the grants issued prior to January 1, 2006, and unvested at January 1, 2006, the Company anticipates recognizing share-based compensation expense in 2006 of approximately $407,000. The total share-based compensation expense in the 2006 financial statements cannot be predicted at this time because the Company expects to continue its policy of granting share-based payment awards in the future. Based on this policy, the 2006 amount of compensation expense will increase throughout the year based on the number of shares awarded. SFAS No. 123(R) also requires that the classification of excess tax benefits associated with exercising stock options will change from an operating cash flow activity to a financing cash flow activity. This will reduce the Company's net operating cash flows and increase the net financing cash flows in 2006. The Company cannot estimate the impact on the cash flow statement as it is dependent on the amount and timing of employee stock option exercises.

        In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligation (FIN 47) an interpretation of SFAS No. 143, Accounting for Asset Retirement Obligations. The primary objective of FIN 47 is to clarify that the term "conditional asset retirement obligation" as used in SFAS No. 143 refers to a legal obligation to perform as asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may of may not be within the control of the entity. The interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. This interpretation is effective for fiscal years ending after December 15, 2005. The Company adopted this interpretation December 15, 2005 and it did not have a material impact on the Company's consolidated financial statements or disclosures.

        In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of Accounting Research Bulletin (ARB) No. 43, Chapter 41 (SFAS No. 151), which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS No. 151 requires abnormal amounts of idle facility expense, freight, handling costs and wasted material or spoilage to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 was effective for inventory costs incurred beginning January 1, 2006. Adoption of this standard did not have a material impact on the Company's operations, financial position or cash flows.

14.   BASIC AND DILUTED EARNINGS PER SHARE

        Basic earnings per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. The basic weighted-average number of common shares outstanding does not include any potentially dilutive securities.

        Diluted net income per share gives effect to all potentially dilutive securities. There were no stock options outstanding prior to September 30, 2004. Our stock options were potentially dilutive securities during the year ended December 31, 2005 and the three months ended December 31, 2004. The difference between basic and diluted weighted-average shares outstanding was the dilutive effect of stock options computed based on the treasury stock method, as follows (amounts and shares in thousands, except per share data):

	Successor		Predecessor
	Year Ended December 31, 2005	Three Months Ended December 31, 2004	Nine Months Ended September 30, 2004	Year Ended December 31, 2003
Basic EPS:
Net income available to common shareholders	$22,203	$1,219	$5,386	$638
Basic weighted average shares outstanding	42,051	42,051	42,051	42,051
Earnings per share	$0.53	$0.03	$0.13	$0.02
Diluted EPS:
Net income available to common shareholders	$22,203	$1,219	$5,386	$638
Basic weighted average shares outstanding	42,051	42,051	42,051	42,051
Plus: dilutive effect of stock options and restricted stock awards	1,057	—	—	—

Diluted weighted average shares outstanding	43,108	42,051	42,051	42,051
Earnings per share	$0.52	$0.03	$0.13	$0.02

        Options of approximately 2,228,692 were excluded from the calculation of diluted weighted average shares outstanding as such options were anti-dilutive for the three month period ended December 31, 2004.

15.   SUBSEQUENT EVENTS

        In January 2006, the Company entered into a six-year lease agreement for additional office space. The lease is effective March 1, 2006. Future minimum rental commitments for the lease not included above are as follows (amounts in thousands):

        For the years ending December 31,

2006	$217
2007	1,326
2008	1,359
2009	1,393
2010	1,428
Beyond 2010	1,831

        In March 2004, the Company began arbitration proceedings seeking equitable relief and damages for work performed and for misappropriation of trade secrets related to an agreement under which the Company was a subcontractor. In November 2004, the arbitrators denied a counterclaim and awarded the Company $2,200,000. The Company filed suit in the U.S. Court for the Eastern District of Virginia at Alexandria to confirm the award and prevailed. On February 3, 2006, the United States Court of Appeals for the Fourth Circuit affirmed the decision of the federal district court and ruled in the Company's favor. In April 2006, the Company agreed to a settlement of this matter and received a cash payment totaling $2,376,000, which will be recognized in net income in the second quarter of 2006.

        In May 2006, the Company effected a 1.40169295-for-1 stock split as a share dividend. Accordingly, all share and per share information in these financial statements has been retroactively adjusted to reflect this change.

        In the second quarter of 2006, the Company increased the common shares authorized from 50,000,000 to 150,000,000 and issued 31,460,000 new shares of its common stock in a private placement offering, subject to Rule 144A of the Securities Act. The Company used a significant portion of the offering proceeds to redeem 30,126,667 shares of its common shares outstanding at the date of the offering. The net proceeds after transaction expenses were approximately $9,200,000 and will be used for general working capital purposes. In anticipation of this offering, the Company's Board of Directors authorized the Company to execute employment agreements with six of its key management employees, to be effective as of the closing of the offering.

        Additionally, in May 2006, the Parent amended the senior secured credit facility thereby transferring the rights and obligations thereunder to the Company. Accordingly, the Company assumed approximately $49,625,000 million of outstanding obligations under this credit facility. Concurrently, the Parent deemed the demand note to Parent as satisfied, and transferred its cash and assets (other than any shares of the Company) to the Company.

DATAPATH, INC.

BALANCE SHEETS

AS OF JUNE 30, 2006 AND DECEMBER 31, 2005

(amounts in thousands, except share data)

(unaudited)

	June 30, 2006	December 31, 2005
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$36,490	$9,369
Receivables, net of allowances of $1,531 and $770, respectively	43,247	47,723
Inventory	29,525	27,281
Other current assets	1,092	269
Current deferred tax asset	4,755	3,607

Total current assets	115,109	88,249
Property and equipment, less accumulated depreciation of $2,027 and $1,123, respectively	8,369	4,224
Goodwill	16,204	16,204
Intangible assets—net	122	153
Other non-current assets	361	354

	$140,165	$109,184

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$12,990	$27,186
Accrued liabilities	20,361	15,547
Billings in excess of revenues	3,211	1,718
Income taxes payable	1,956	340
Current portion of long-term debt and capital lease obligations	1,257	851
Demand note to parent	—	31,096

Total current liabilities	39,775	76,738
Deferred tax liability	219	194
Long-term debt—net of current portion	49,125	—
Long-term obligations under capital leases	2,450	1,046

Total non-current liabilities	$51,794	$1,240

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
Preferred stock, no par value; authorized—5,000,000; issued and outstanding—0
Common stock, no par value, authorized—150,000,000 at June 30, 2006 and 50,000,000 at December 31, 2005; issued and outstanding at June 30, 2006—43,403,745 and December 31, 2005—42,050,789	—	—
Additional paid-in capital	13,184	7,784
Retained earnings	35,412	23,422

Total shareholders' equity	48,596	31,206

	$140,165	$109,184

The accompanying notes are an integral part of these financial statements.

DATAPATH, INC.

INCOME STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2006 and JULY 1, 2005

(amounts and shares in thousands, except for per share data)

(unaudited)

	Six Months Ended
	June 30, 2006	July 1, 2005
REVENUES:
Product	$107,253	$79,055
Services	23,845	12,893

Total revenues	131,098	91,948
COST OF REVENUES:
Product	69,656	55,695
Services	18,203	9,246

Total cost of revenues	87,859	64,941

GROSS PROFIT	43,239	27,007
OPERATING EXPENSES:
Sales and marketing	5,287	2,710
Research and development	1,272	802
General and administrative	19,079	10,413
Lease abandonment	—	1,100
Legal settlement	(1,907)	—

Total operating expenses	23,731	15,025

OPERATING INCOME	19,508	11,982
INTEREST EXPENSE	1,757	1,201
INTEREST INCOME	(381)	—
OTHER INCOME	(14)	(81)

INCOME BEFORE INCOME TAXES	18,146	10,862
INCOME TAX EXPENSE	6,156	3,112

NET INCOME	$11,990	$7,750

BASIC WEIGHTED AVERAGE SHARES OUTSTANDING	42,062	42,051

BASIC EARNINGS PER SHARE	$0.29	$0.18

DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING	43,474	43,157

DILUTED EARNINGS PER SHARE	$0.27	$0.18

The accompanying notes are an integral part of these financial statements.

DATAPATH, INC.

STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND JULY 1, 2005

(amounts in thousands)

(unaudited)

	Six Months Ended
	June 30, 2006	July 1, 2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$11,990	$7,750
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,075	349
Loss (gain) on disposal of property and equipment	(4)	183
Provision for doubtful accounts	807	—
Interest expense, paid-in-kind	—	218
Stock compensation expense	456	—
Other	(172)	749
Deferred income taxes	(1,124)	—
Changes in operating assets and liabilities:
Receivables	3,669	(19,956)
Inventories	(2,244)	(6,481)
Other current assets	(823)	1,040
Accounts payable and accrued liabilities	(9,384)	17,665
Billings in excess of revenues	1,493	3,444
Income taxes payable	1,616	(1,641)

Net cash provided by operating activities	7,355	3,320

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(3,236)	(1,295)
Assets acquired, net of cash	—	(188)

Cash used in investing activities	(3,236)	(1,483)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from private offerings of common stock, net	9,247	—
Proceeds from exercise of common stock options	16	—
Borrowings on revolving line of credit	—	8,700
Payments on revolving line of credit	—	(4,500)
Payments on long-term debt	—	(393)
Borrowings on demand note to parent	7,002	—
Payments on demand note to parent	(6,000)	—
Transfer of debt from parent company	13,207	—
Payments on capital lease obligations	(470)	(169)

Net cash provided by financing activities	23,002	3,638

NET INCREASE IN CASH AND CASH EQUIVALENTS	27,121	5,475
CASH AND CASH EQUIVALENTS—Beginning of period	9,369	9,790

CASH AND CASH EQUIVALENTS—End of period	$36,490	$15,265

The accompanying notes are an integral part of these financial statements.

DATAPATH, INC.

NOTES TO THE UNAUDITED CONDENSED FINANCIAL STATEMENTS

AS OF JUNE 30, 2006 AND DECEMBER 31, 2005 AND
FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND JULY 1, 2005

1.     GENERAL BUSINESS

        Organization—DataPath, Inc., a Georgia corporation, (the "Company") was incorporated on July 16, 1996, and is based in Atlanta, Georgia. The Company operates in one business segment as defined by Statement of Financial Accounting Standards (SFAS) No. 131, Disclosures about Segments of an Enterprise. The Company designs, installs and supports customized, mission-critical satellite earth terminals and network solutions assembled from off-the-shelf applications.

2.     BASIS OF PRESENTATION

        The Company has prepared the unaudited financial statements included herein. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate and the information presented is not misleading. The Company suggests that these financial statements be read in conjunction with the financial statements and notes thereto included in this Registration Statement dated September xx, 2006. In the opinion of management, the information furnished reflects adjustments of a normal and recurring nature and includes those adjustments necessary for a fair presentation of the financial information for the interim periods reported.

        The results of operations for the six months ended June 30, 2006 and July 1, 2005, are not necessarily indicative of the projected results for the full year. The accompanying unaudited consolidated financial statements reflect all adjustments (consisting only of normal recurring adjustments), which are necessary for a fair representation of the financial results for the presented interim periods.

3.     ACCOUNTING POLICIES

        Revenue Recognition—Substantially all of the Company's revenue is earned under fixed price and cost plus contracts with the U.S. Government. The deliverables in a typical contract require the production and delivery of portable satellite terminals, assembly and delivery of spare kits, training services and customer support services. The Company accounts for such U.S. Government contracts in accordance with American Institute of Certified Public Accountants Statement of Position 81-1 (SOP 81-1), Accounting for Performance of Construction-Type and Certain Production-Type Contracts. Additionally, the Company applies the segmentation guidance contained in SOP 81-1 to each of its contracts when applicable. Product revenue on most fixed price contracts is recognized using the units of delivery measure of the percentage-of-completion method of accounting as the U.S. Government contracts call for the production of a basic product under production-type contracts in a continuous or sequential production process to U.S. Government specifications. Revenue on fixed price contracts for services is recognized ratably over the service period or when a unit of training is complete. Revenue on cost plus contracts is recognized under SOP 81-1 based on costs incurred toward completion.

        The U.S. Government has requested that certain contracts for the production of portable satellite terminals and spare kits be produced based on a scheduled timeline and held by the Company on a ship-in-place basis. When the U.S. Government has requested production on a ship-in-place basis, the U.S. Government has provided the Company with their acknowledgement of acceptance, transfer of title and the assumption of risk and rewards of ownership upon completion of the portable satellite terminals and spare kits. For those contracts with ship-in-place requests by the U.S. Government, the products subject to the ship-in-place terms are physically segregated by the Company and shipped no later than the contract termination date. The Company recognizes revenue for ship-in-place contracts only upon receiving acknowledgement from the U.S. Government that transfer of title and acceptance has occurred, and that risk and rewards of ownership have been assumed by the U.S. Government. The ship-in-place contracts contain the Company's normal billing and credit terms and the U.S. Government carries the risk of ownership and decline in the market value of the products. For the six months ended June 30, 2006, the Company had recognized revenue of approximately $30.5 million related to portable satellite terminals and spare kits under ship-in-place terms that had not yet been physically delivered to the U.S. Government.

        Amounts representing contract change orders are included in sales and estimated contract values only when they can be reliably estimated and their realization is reasonably assured. Amounts representing contract claims are included in sales when it is probable the claim will result in additional revenue and the claim can be estimated.

        Costs and Expenses—Cost of revenue includes material, direct labor, and overhead directly associated with revenue. Direct labor includes costs to assemble and test products, and design and development costs directly associated with customer contracts. Selling, general and administrative and research and development expenses are charged to expenses in the period incurred.

        Provisions for losses on contracts are recognized in cost of revenue during the period in which the loss first becomes apparent. The impact of revisions of contract estimates, which may result from contract modifications, performance or other reasons, are recognized on a cumulative catch-up basis in the period in which the revisions are made.

        Product Warranty Costs—The Company provides certain product warranties that require repair or replacement of non-conforming items for a specified period of time. Warranty expense is recognized for the estimated future warranty costs at the time revenue is recognized. Warranty expense is determined based on the terms of the product warranty provided to the Company's customers, the terms of warranty provided to the Company by vendors of component parts included in the Company's products, and the related estimated costs. Accrued warranty costs are reduced as product warranty claims are made. Accrued product warranty costs of $3.6 million and $2.2 million were included in other accrued liabilities at June 30, 2006 and December 31, 2005, respectively.

        Goodwill and Intangible Assets—Costs of purchased businesses in excess of net assets acquired (goodwill) and intangible assets are accounted for under the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No.142 requires that all goodwill and intangible assets with indefinite useful lives no longer be amortized but, instead, be evaluated for impairment on an annual basis or more frequently if events and circumstances indicate that assets might be impaired. The Company performs an annual impairment test on January 1 of each fiscal year in accordance with SFAS No.142. No adjustment was required to the carrying value of the Company's goodwill as a result of the annual impairment tests.

        There was no change in goodwill for the six months ended June 30, 2006.

        The components of other intangible assets at June 30, 2006 are as follows (amounts in thousands):

June 30, 2006
Other intangibles	$192
Accumulated amortization	(70)

Ending balance	$122

        Impairment of Long-Lived Assets and Acquired Intangible Assets—In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company assesses the recoverability of long-lived assets (excluding goodwill) and identifiable acquired intangible assets with finite useful lives, whenever events or changes in circumstances indicate that the carrying value of such an asset may not be recoverable. Based on the existence of one or more indicators of impairment, the Company will determine if the carrying value of intangibles or long-lived assets may not be recovered based on a projected undiscounted cash flow model. If the projected undiscounted cash flows are not in excess of the book value of the related asset, the Company adjusts the carrying value of the long-term assets to their fair market value. Significant management judgment is required regarding the existence of impairment indicators as discussed above.

        Stock-Based Compensation—The Company accounts for its employee stock-based compensation under the recognition and measurement under Statement of Financial Accounting Standards No. 123(R) (SFAS 123(R)). SFAS 123(R) requires the measurement of all employee stock-based compensation awards using a fair-value method and requires such expense be recorded in its consolidated financial statements. The Company adopted SFAS 123(R) on January 1, 2006 using the modified prospective transition method. Under the modified prospective method application, SFAS 123(R) applies to new awards and to awards modified, repurchased or canceled after the required effective date. Additionally, compensation costs for the portion of awards for which the requisite service has not been rendered that are outstanding as of the required effective date shall be recognized as the requisite service is rendered on or after the required effective date. Prior to the adoption of SFAS 123(R) the Company accounted for employee stock-based compensation using the principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Accounting for the issuance of stock options under provisions of APB 25 does not result in compensation expense for the Company when the exercise price of options granted equals the fair value of the Company's common stock on the date of grant.

        Had compensation cost for the options been determined based on the fair-value, consistent with the provisions of SFAS 123(R), the Company's net earnings would have been reduced to the pro forma amounts indicated below (amounts in thousands, except per share data):

Six Months Ended July 1, 2005
Net income as reported	$7,750
Add back: Stock-based compensation as included in net income, net of tax	—
Deduct: Stock-based compensation expense determined under fair value method for all awards, net of tax	(53)

Pro forma net income	$7,697

Earnings per share:
Basic-as reported	$0.18
Basic-pro forma	$0.18
Diluted-as reported	$0.18
Diluted-pro forma	$0.18

        Income Taxes—Income taxes are accounted for under SFAS No. 109, Accounting for Income Taxes. SFAS No.109 is an asset and liability method to account for income taxes, including recognition of deferred tax assets included in other current assets and liabilities for the anticipated future tax consequences attributable to differences between the financial statement amounts and their respective tax bases. Deferred tax assets are recognized for the future tax effects of temporary differences between financial and income tax reporting using tax rates in effect for the years in which the differences are expected to reverse. Valuation allowances are provided if it is more likely than not that a deferred tax asset will not be realized.

        Fair Value of Financial Instruments—The Company believes that the carrying value of financial instruments, including receivables, accounts payable, accrued liabilities and short-term and long-term debt, approximate fair value.

        Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Comprehensive Income—The Company follows the disclosure requirements of SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 requires the disclosure of total nonshareholder changes in equity and its components, which would include all changes in equity during a period except those resulting from investments by and distributions to stockholders. There were no components of other comprehensive income applicable to the Company during the six months ended June 30, 2006.

4.     INVENTORIES

        Inventories are summarized as follows (amounts in thousands):

	June 30, 2006	December 31, 2005
Raw materials	$12,516	$7,396
Work-in-process	12,801	3,337
Finished goods	4,208	16,548

Inventories	$29,525	$27,281

5.     CONTRACT LOSS PROVISION

        During the six months ended June 30, 2006, the Company signed a contract with American Telephone and Telegraph (AT&T) for $34 million to serve as a subcontractor to AT&T for a government customer. This contract was comprised of a fixed fee portion of $30 million and a cost plus awards fee (CPAF) portion of $4 million. Under the terms, this contract can be increased to $139 million if all contract options are exercised by AT&T. Management has reviewed this contract and has determined it can not be segmented as stipulated by SOP 81-1. In addition, management has provided an estimated provision of $1.6 million for potential loss for this multiyear contract as required by SOP 81-1.

        In June 2006, the Company received a request by the customer to increase the project scope on the CPAF portion of the contract and the Company submitted an Engineering Change Proposal (ECP) totaling approximately $20 million for the increased project scope. At June 30, 2006 the ECP was not yet approved by the customer and the Company had incurred no costs and recorded no revenue related to the scope increases anticipated under the ECP.

6.     ACCRUED LIABILITIES

        The Company had the following amounts outstanding under accrued liabilities (amounts in thousands):

	June 30, 2006	December 31, 2005
Payroll and related	$8,381	$9,214
Warranty and related	3,643	2,188
Insurance	907	1,327
Provision for potential contract loss	1,600	—
Accrued accounting and legal fees	1,979	816
Other	3,851	2,002

Total	$20,361	$15,547

        The change in the product warranty liability was as follows (amounts in thousands):

	Six Months Ended
	June 30, 2006	July 1, 2005
Beginning balance	$2,188	$623
Additions charged to expense	4,913	725
Reductions for warranty claims	(3,458)	(268)

Ending balance	$3,643	$1,080

7.     LONG-TERM DEBT AND CAPITAL LEASES

        The Company had the following amounts outstanding under debt agreements (amounts in thousands):

	June 30, 2006	December 31, 2005
Long-term debt:
Term loan and notes payable	$49,625	$397
Capital lease obligations	3,207	1,500

	52,832	1,897
Less: Current portion of long-term debt
Term loan and notes payable	(500)	(397)
Capital lease obligations	(757)	(454)

	(1,257)	(851)

Total long-term debt and capital leases	$51,575	$1,046

        In June 2006, the Parent amended the senior secured credit facility thereby transferring the rights and obligations thereunder to the Company. Accordingly, the Company assumed approximately $49,625,000 of outstanding obligations under this credit facility. Concurrently, the Parent agreed to deem the demand note to the Parent as satisfied and transferred its cash and assets (other than any shares of the Company) to the Company.

        Borrowings under both the term loan credit facility and the revolving credit facility bear a floating rate of interest based on LIBOR, plus a spread. Currently, the spread is 200 basis points, subject to increase or decrease based upon the calculation of total indebtedness to EBITDA (earnings before interest, taxes, depreciation, amortization and depletion). Principal of $125,000 is paid quarterly. The term loan credit facility and revolving credit facility mature on September 30, 2010.

8.     SUPPLEMENTAL CASH FLOW INFORMATION

        Supplemental cash flow information for the six months ended June 30, 2006 and July 1, 2005 are summarized as follows (amounts in thousands):

	Six Months Ended
	June 30, 2006	July 1, 2005
Interest paid	$608	$909
Income taxes paid	5,575	4,733
Non-cash financing activities:
Capital lease additions	1,766	754

9.     SHAREHOLDERS' EQUITY

        On May 28, 2006, the Company's Board of Directors approved a 1.40169295 for 1 stock split to be effected as a share dividend. Accordingly, all share and per share information in these financial statements have been retroactively adjusted to reflect this change. (See note 11 for a description of private placement.)

        In June of 2006, in connection with the Company's private placement, the Company increased the number of authorized shares from 55 million to 155 million, consisting of 5 million shares of Preferred Stock and 150 million shares of Common Stock.

        On January 1, 2006, the Company adopted, using the modified prospective application, SFAS No. 123(R). SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values and did not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS No. 123, Accounting for Stock Based Compensation (SFAS No. 123), as originally issued and Emerging Issues Task Force (EITF) 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

        Upon the adoption of SFAS No. 123(R), the Company began recording compensation cost related to the continued vesting of all stock options that remained unvested as of January 1, 2006, as well as for all new stock option grants after the adoption date. The compensation cost to be recorded is based on the fair value at the grant date. SFAS No. 123(R) required the elimination of the unearned compensation related to earlier awards against the appropriate equity accounts.

        Prior to the adoption of SFAS No. 123(R), cash flows resulting from the tax benefit related to equity-based compensation was presented in the Company's operating cash flows, along with other tax cash flows, in accordance with the provisions of EITF 00-15, Classification in the Statement of Cash Flows of the Income Tax Benefit Received by a Company upon Exercise of a Nonqualified Employee Stock Option, (EITF 00-15). SFAS No. 123(R) superseded EITF 00-15, amended SFAS No. 95, Statement of Cash Flows, and requires tax benefits relating to excess equity-based compensation deductions to be prospectively presented in the Company's statement of cash flows as financing cash inflows.

        In March 2005, the Company's Board of Directors approved a stock option plan ("2004 Plan") that provides for the issuance of up to 4,205,079 shares of common stock to employees, directors, consultants, and advisors. The 2004 Plan provides for the grant of options to purchase our common stock, shares of restricted stock and stock appreciation rights. Options granted under the 2004 Plan may be either incentive stock options or non-statutory stock options with a 10-year contractual term. The 2004 Plan also provides for the issuance of restricted stock and stock appreciation rights. The options vest annually over a four- or five-year period. The 2004 Plan contains a provision under which all outstanding, unvested stock options will become immediately exercisable upon a change of control of the Company. In June 2006, the Company's Board of Directors approved a new stock incentive plan ("2006 Plan"). The terms of the 2006 Plan are substantially similar to the provisions of the 2004 Plan. The 2006 Plan did not replace the 2004 Plan, however no additional options will be granted under the 2004 Plan. The 2004 Plan continues to exist to the extent that options granted prior to the effective date of the 2006 Plan continue to remain outstanding. The maximum number of shares of our common stock that may be issued under the 2006 Plan is equal to 15% of outstanding shares on a fully diluted basis, however, exercise of incentive stock options shall not exceed 4,500,000 shares. There were 5,835,045 options available for grant at June 30, 2006.

        The effect of adopting SFAS No. 123(R) resulted in a reduction to the Company's operating income and income before taxes of $0.5 million for the six month period ended June 30, 2006. The impact to net income was a reduction of $0.3 million. Basic earnings per share remained the same while diluted earnings per share decreased by $0.01.

	Quantity	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Life
Options outstanding December 31, 2005	2,933,042	$0.81	$3,494,475	9.04 Yrs
Options Granted	1,472,338	$9.07	—	9.79 Yrs
Options Exercised	(19,624)	$0.81	$199,966	8.40 Yrs
Options Canceled	(111,785)	$2.47	—	8.78 Yrs

Options outstanding June 30, 2006	4,273,971	$3.62	$31,560,118	9.45 Yrs

Options Exercisable	636,018	$0.18	$4,696,524	8.49 Yrs

        The weighted average grant date fair value for options granted for the six months ended June 30, 2006 was $4.21.

        Compensation expense relating to stock options during the six months ended June 30, 2006 was $0.5 million; $0.3 million was related to options granted during the first six months of 2006 and $0.2 million was related to the modified prospective application of SFAS 123(R) from options granted prior to 2006 for which the requisite service period has not yet been complete.

        As of June 30, 2006 there was $6.9 million total unrecognized compensation costs related to non-vested stock options granted under the plans. The cost is expected to be recognized over a weighted-average period of 3.7 years.

        The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The assumptions used in estimating the fair value of options granted during the six months ended June 30, 2006 are as follows:

Expected term—	5.0 Yrs
Risk free rate—	3.47% - 4.13%
Expected volatility—	50%
Dividend yield—	0%

Expected Term

        The Company determined an expected term of five years, as this is the term expected to reflect future exercise activity.

Risk Free Rate

        The risk free rate was based on the average T-Bill rate.

Expected Volatility

        The Company's expected volatility was determined based on the average volatility of six comparative companies in the industry sector.

Dividend Yield

        The Company does not anticipate paying any dividends in the foreseeable future.

10.   BASIC AND DILUTED EARNINGS PER SHARE

        The difference between basic and diluted weighted-average shares outstanding was the dilutive effect of stock options computed based on the treasury stock method, as follows (amounts and shares in thousands, except per share data):

	Six Months Ended
	June 30, 2006	July 1, 2005
Basic EPS:
Net income available to common shareholders	$11,990	$7,750
Basic weighted average shares outstanding	42,062	42,051
Earnings per share	$0.29	$0.18
Diluted EPS:
Net income available to common shareholders	$11,990	$7,750
Basic weighted average shares outstanding	42,062	42,051
Plus: dilutive effect of stock options and restricted stock awards	1,412	1,106

Diluted weighted average shares outstanding	43,474	43,157
Earnings per share	$0.27	$0.18

        Options of approximately 955,000 were excluded from the calculation of diluted weighted average shares outstanding as such options were anti-dilutive for the six month period ended June 30, 2006.

11.   RELATED PARTY TRANSACTIONS

        The Company had outstanding payables of $0.8 million with related party vendors at June 30, 2006. In the six months ended June 30, 2006 the Company was charged by a vendor, in which a former Board member and shareholder of the Company is Chairman, $5.4 million for materials purchased for use in production.

        For the six months ending June 30, 2006 the Company was charged $0.1 million by a Board member for consulting fees.

        In the six months ended June 30, 2006 the Company was charged by the parent holding company management fees and expenses of $0.7 million. The Company reimbursed the parent holding company

$1.3 million during the first six months of 2006 in connection with the Company's private placement. Those charges were netted against the proceeds of the placement.

        The Company was charged legal fees from a law firm for which two partners are individual investors of the Company, of $1.3 million, all of which related to the second quarter of 2006. These fees related to the Company's private placement offering and were charged against the proceeds received from this offering.

        The Company engaged an employee search firm to perform services. A partner in the search firm is also an indirect investor in the Company. The Company paid the search firm $0.6 million during the first six months of 2006 and owed the search firm $0.1 million as of June 30, 2006.

        In June 2006, the Company completed a private offering in which it sold 31,460,000 shares and repurchased and retired 30,126,667 for a net increase in shares outstanding of 1,333,333. The net proceeds of this offering after transaction expenses were approximately $9.2 million. In connection with the offering, the parent holding company was dissolved and a demand note of approximately $32.0 million and management fees and accrued interest of approximately $3.7 million owed to the parent holding company were eliminated. In conjunction with this transaction, the Company assumed a long-term debt and credit facility from the parent holding company. The amount of the long-term debt assumed by the Company was approximately $49.6 million and the amount of cash received was approximately $9.6 million. The results of these intercompany transactions resulted in a deemed dividend of approximately $4.3 million to the parent holding company.

12.   LEGAL SETTLEMENT

        In April 2006, the Company received a settlement of approximately $2.3 million for equitable relief and damages for work performed and misappropriation of trade secrets related to an agreement under which the Company was a subcontractor. $1.9 million of this settlement was recorded as a line item under operating expenses with the remainder in general and administrative expenses as a recovery of a previous provision.

13.   COMMITMENTS AND CONTINGENICES

        Employment agreements—The Company has employment agreements with certain of its key employees. Such agreements provide for minimum salary levels and related benefits. Should the Company terminate the employees, other than for cause, during the term of the agreements, the Company would be obligated to pay the employees severance pay which would, in the aggregate, total approximately $2.6 million at June 30, 2006.

14.   RECENT ACCOUNTING PRONOUNCEMENTS

        In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that we recognize in the Company's financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of the Company's 2007 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact of adopting FIN 48 on the Company's financial statements.

15.   SUBSEQUENT EVENTS

        During July 2006, the Company granted 954,745 stock options under the 2006 Stock Option and Incentive Plan. The options have a strike price of $11.00 per share. The grant date fair market value using the Black-Scholes pricing model was $5.32.

        On September 27, 2006 the Company received a draft report from the Defense Contracting Audit Agency ("DCAA") in reference to a Report on Audit of Incurred Costs. The report deals with two contracts in which the Company was a subcontractor and questions approximately $2.3 million of billings during a four year period. The Company is researching the government's findings identified in its audit report and will work towards a resolution. Based on its preliminary analysis, the Company believes its billing practices were correct. Pending further analysis and ultimate resolution of matters raised in the audit, the Company can not determine a range of loss, if any, at this time.

        Until                        , all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

31,460,000 Shares
of
Common Stock

PROSPECTUS

                        , 2006

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

        The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the [SEC registration fee, the NASD filing fee and The Nasdaq National Market, Inc.® listing fee.]

Amount to be Paid
SEC Registration Fee		$37,028.42
[ ] Listing Fee	$	*
Printing and Engraving Expenses	$	*
Legal Fees and Expenses	$	*
Accounting Fees and Expenses	$	*
Blue Sky Fees and Expenses	$	*
Transfer Agent and Registrar Fees	$	*
Miscellaneous	$	*

TOTAL	$	*

*
To be provided by subsequent amendment.

Item 14. Indemnification of Directors and Officers.

        The Georgia Business Corporation Code provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if (i) the director or officer acted in good faith; (ii) in the case of conduct in his or her official capacity with the corporation, the director or officer reasonably believed such conduct was in the corporation's best interest; (iii) in all other cases, the director or officer reasonably believed that his or her conduct was not opposed to the best interest of the corporation; and (iv) in connection with any criminal proceeding, the director or officer had no reasonable cause to believe that his or her conduct was unlawful. In actions brought by or in the right of the corporation, however, the Georgia Business Corporations Code provides that directors and officers may only be indemnified for reasonable expenses in connection with the proceeding if the director or officer has met the relevant standard of conduct under the Georgia Business Corporation Code. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as an officer or director of a corporation, the Georgia Business Corporation Code mandates that the corporation indemnify the director of officer against reasonable expenses incurred in the proceeding. The Georgia Business Corporation Code also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if such officer or director is adjudged liable on the basis that personal benefit was improperly received. Notwithstanding the foregoing, the Georgia Business Corporation Code provides that a court of competent jurisdiction, upon application, may order that an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, notwithstanding the fact that (i) such officer or director was adjudged liable to the corporation in a proceeding by or in right of the corporation; (ii) such officer or director was adjudged liable on the basis that personal benefit was improperly received by him; or (iii) such officer or director has not met the relevant standard of conduct established by the Georgia Business Corporation Code.

        Our articles of incorporation provide that we will indemnify our directors and officers to the fullest extent permitted by the laws of the State of Georgia for legal actions or proceedings related to, or arising from, such individual's service as a director or officer.

        Our bylaws require us to indemnify our directors and officers against judgments, settlements, penalties, fines or reasonable expenses, including, but not limited to, attorney's fees, resulting from various types of legal actions or proceedings instituted by third parties if the actions of the director or officer being indemnified meet the standards of conduct specified therein. No indemnification may be made to or on behalf of a director or officer for any liability for which, under the Georgia Business Corporations Code, indemnification may not be authorized by our board of directors.

Item 15. Recent Sales of Unregistered Securities.

        In the last three years, we have sold and issued the following unregistered securities:

          1.     On June 30, 2006, we issued 31,460,000 shares of our common stock in consideration of $321,835,800 before expenses to qualified institutional buyers, non-U.S. persons and accredited investors in transactions exempt from registration under Section 4(2) of the Securities Act. Friedman, Billings, Ramsey & Co., Inc. acted as initial purchaser and placement agent in the sale of securities. For its role as initial purchaser and placement agent, Friedman, Billings, Ramsey & Co., Inc. received a discount equal to seven percent (7%) of the aggregate consideration.

          2.     On May 24, 2006 and June 1, 2006, we issued 7,008 and 5,607 shares of our common stock, respectively, pursuant to our 2004 Stock Option and Incentive Plan.

Item 16. Exhibits and Financial Statement Schedules

(a)
The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description
3.1	Amended and Restated Articles of Incorporation of DataPath, Inc.
3.2	Second Amended and Restated Bylaws of DataPath, Inc.
4.1	Registration Rights Agreement between Friedman, Billings, Ramsey & Co., Inc. and DataPath, Inc. dated June 30, 2006
4.2	Registration Rights Agreement between DataPath, Inc. and Certain Existing Shareholders Signatory Thereto dated June 23, 2006
5.1	Opinion of Nelson Mullins Riley & Scarborough LLP*
10.1	Credit Agreement dated September 30, 2005 by and among DPI Holdings, LLC, Citicorp North America, Inc., as administrative agent, and the lenders and issuers party thereto
10.2
Consent and Amendment dated May 2, 2006, to the Credit Agreement dated September 30, 2005 by and among DPI Holdings, LLC, Citicorp North America, Inc., as administrative agent, and the lenders and issuers party thereto
10.3
Assumption Agreement dated May 2, 2006, to the Credit Agreement dated September 30, 2005 by and among DPI Holdings, LLC, Citicorp North America, Inc., as administrative agent, and the lenders and issuers party thereto
10.4	Purchase/Placement Agreement dated June 23, 2006 between DataPath, Inc. and Friedman, Billings, Ramsey & Co., Inc.

10.5	Redemption Agreement dated June 30, 2006 by and between DataPath, Inc. and DPI Holdings, LLC
10.6	Consulting Agreement dated January 12, 2005 by and between DataPath, Inc. and Dyer Enterprises, Inc.
10.7	Engagement Letter dated August 4, 2005 by and between McCray, Shriver, Eckdahl & Associates, Inc. and DataPath, Inc.
10.8	Lease Agreement dated January 18, 2005 by and between Dugan Financing, L.L.C. and DataPath, Inc.
10.9	Lease Agreement dated January 19, 2006 by and between Satellite 800 Owner Corp. and DataPath, Inc.
10.10	2004 Stock Option Plan
10.11	Form of Stock Option Agreement Under the 2004 Stock Option Plan
10.12	2006 Stock Option Plan
10.13	Form of Stock Option Agreement Under the 2006 Stock Option Plan
10.14	Employment Agreement dated as of May 23, 2006 by and between DataPath, Inc. and Andy D. Mullins
10.15	Amendment to Employment Agreement by and between DataPath, Inc. and Andy D. Mullins dated as of June 19, 2006
10.16	Amendment to Employment Agreement by and between DataPath, Inc. and Andy D. Mullins dated as of June 22, 2006
10.17	Employment Agreement dated as of May 23, 2006 by and between DataPath, Inc. and Larry A. Bolterstein
10.18	Amendment to Employment Agreement by and between DataPath, Inc. and Larry A. Bolterstein dated as of June 22, 2006
10.19	Employment Agreement dated as of July 1, 2006 by and between DataPath, Inc. and Ann O. Haehn
10.20	Employment Agreement dated as of May 23, 2006 by and between DataPath, Inc. and David E. Kimzey
10.21	Amendment to Employment Agreement by and between DataPath, Inc. and David E. Kimzey dated as of June 22, 2006
10.22	Employment Agreement dated as of May 23, 2006 by and between DataPath, Inc. and Steve Lindeman
10.23	Amendment to Employment Agreement by and between DataPath, Inc. and Steve Lindeman dated as of June 22, 2006
10.24	Employment Agreement dated as of September 26, 2004 by and between DataPath, Inc. and David A. McDonald
10.25	Employment Agreement dated as of May 23, 2006 by and between DataPath, Inc. and James M. Modak

10.26	Amendment to Employment Agreement by and between DataPath, Inc. and James M. Modak dated as of June 22, 2006
10.27	Employment Agreement dated as of August 4, 2006 by and between DataPath, Inc. and Joan M. Seavey
10.28	Employment Agreement dated as of May 23, 2006 by and between DataPath, Inc. and Charles Shellhouse
10.29	Amendment to Employment Agreement by and between DataPath, Inc. and Charles Shellhouse dated as of June 22, 2006
10.30	Employment Agreement dated as of July 1, 2006 by and between DataPath, Inc. and Steven R. Wilson
10.31	Employment Agreement dated as of by and between DataPath, Inc. and Clay J. Stanek*
23.1	Consent of Deloitte & Touche LLP
24.1	Power of Attorney (included on signature page of this filing)

*
To be filed by amendment.

(b)   Financial Statement Schedules

        Schedule II—Valuation and Qualifying Accounts

        Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

        (A)  The undersigned registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

             (ii)  To reflect in the prospectus any fact or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of the Registration Fee" table in the effective registration statement; and

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4)   That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

          (5)   That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

              (i)  Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

             (ii)  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

            (iii)  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

            (iv)  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

        (B)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant is the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on the 28th day of September, 2006.

DATAPATH, INC.
By:	/s/ ANDY D. MULLINS
Name:	Andy D. Mullins
Title:	President and Chief Executive Officer

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Andy D. Mullins, James M. Modak and Steven R. Wilson, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following person in the capacities and on the dates indicated.

Signature	Title	Date

/s/ ANDY D. MULLINS Andy D. Mullins	President, Chief Executive Officer and Director	September 28, 2006
/s/ W. WILSON LOWERY W. Wilson Lowery	Executive Chairman and Chairman of the Board	September 28, 2006
/s/ JAMES M. MODAK James M. Modak	Chief Financial Officer	September 28, 2006
/s/ STEVEN R. WILSON Steven R. Wilson	Vice President and General Counsel	September 28, 2006
/s/ DAVID A. BEHNKE David A. Behnke	Director	September 28, 2006
/s/ THOMAS B. DYER Thomas B. Dyer	Director	September 28, 2006
/s/ MACK F. MATTINGLY Mack F. Mattingly	Director	September 28, 2006

DATAPATH, INC.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

(in thousands)

Description	Balance at the Beginning of the Period	Charged to Revenue, Cost, or Expenses	Deductions	Balance at the End of the Period
Year ended December 31, 2004:
Provision for Doubtful Accounts(1)	$—	$369	$—	$369
Year ended December 31, 2005:
Provision for Doubtful Accounts	$369	$401	$—	$770
Six months ended June 30, 2006:
Provision for Doubtful Accounts	$770	$1,154	$393	$1,531

(1)
No Provision for Doubtful Accounts existed in 2003

EXHIBIT INDEX

Exhibit Number	Description
3.1	Amended and Restated Articles of Incorporation of DataPath, Inc.
3.2	Second Amended and Restated Bylaws of DataPath, Inc.
4.1	Registration Rights Agreement between Friedman, Billings, Ramsey & Co., Inc. and DataPath, Inc. dated June 30, 2006
4.2	Registration Rights Agreement between DataPath, Inc. and Certain Existing Shareholders Signatory Thereto dated June 23, 2006
5.1	Opinion of Nelson Mullins Riley & Scarborough LLP*
10.1	Credit Agreement dated September 30, 2005 by and among DPI Holdings, LLC, Citicorp North America, Inc., as administrative agent, and the lenders and issuers party thereto
10.2
Consent and Amendment dated May 2, 2006, to the Credit Agreement dated September 30, 2005 by and among DPI Holdings, LLC, Citicorp North America, Inc., as administrative agent, and the lenders and issuers party thereto
10.3
Assumption Agreement dated May 2, 2006, to the Credit Agreement dated September 30, 2005 by and among DPI Holdings, LLC, Citicorp North America, Inc., as administrative agent, and the lenders and issuers party thereto
10.4	Purchase/Placement Agreement dated June 23, 2006 between DataPath, Inc. and Friedman, Billings, Ramsey & Co., Inc.
10.5	Redemption Agreement dated June 30, 2006 by and between DataPath, Inc. and DPI Holdings, LLC
10.6	Consulting Agreement dated January 12, 2005 by and between DataPath, Inc. and Dyer Enterprises, Inc.
10.7	Engagement Letter dated August 4, 2005 by and between McCray, Shriver, Eckdahl & Associates, Inc. and DataPath, Inc.
10.8	Lease Agreement dated January 18, 2005 by and between Dugan Financing, L.L.C. and DataPath, Inc.
10.9	Lease Agreement dated January 19, 2006 by and between Satellite 800 Owner Corp. and DataPath, Inc.
10.10	2004 Stock Option Plan
10.11	Form of Stock Option Agreement Under the 2004 Stock Option Plan
10.12	2006 Stock Option Plan
10.13	Form of Stock Option Agreement Under the 2006 Stock Option Plan
10.14	Employment Agreement dated as of May 23, 2006 by and between DataPath, Inc. and Andy D. Mullins
10.15	Amendment to Employment Agreement by and between DataPath, Inc. and Andy D. Mullins dated as of June 19, 2006
10.16	Amendment to Employment Agreement by and between DataPath, Inc. and Andy D. Mullins dated as of June 22, 2006
10.17	Employment Agreement dated as of May 23, 2006 by and between DataPath, Inc. and Larry A. Bolterstein

10.18	Amendment to Employment Agreement by and between DataPath, Inc. and Larry A. Bolterstein dated as of June 22, 2006
10.19	Employment Agreement dated as of July 1, 2006 by and between DataPath, Inc. and Ann O. Haehn
10.20	Employment Agreement dated as of May 23, 2006 by and between DataPath, Inc. and David E. Kimzey
10.21	Amendment to Employment Agreement by and between DataPath, Inc. and David E. Kimzey dated as of June 22, 2006
10.22	Employment Agreement dated as of May 23, 2006 by and between DataPath, Inc. and Steve Lindeman
10.23	Amendment to Employment Agreement by and between DataPath, Inc. and Steve Lindeman dated as of June 22, 2006
10.24	Employment Agreement dated as of September 26, 2004 by and between DataPath, Inc. and David A. McDonald
10.25	Employment Agreement dated as of May 23, 2006 by and between DataPath, Inc. and James M. Modak
10.26	Amendment to Employment Agreement by and between DataPath, Inc. and James M. Modak dated as of June 22, 2006
10.27	Employment Agreement dated as of August 4, 2006 by and between DataPath, Inc. and Joan M. Seavey
10.28	Employment Agreement dated as of May 23, 2006 by and between DataPath, Inc. and Charles Shellhouse
10.29	Amendment to Employment Agreement by and between DataPath, Inc. and Charles Shellhouse dated as of June 22, 2006
10.30	Employment Agreement dated as of July 1, 2006 by and between DataPath, Inc. and Steven R. Wilson
10.31	Employment Agreement dated as of by and between DataPath, Inc. and Clay J. Stanek*
23.1	Consent of Deloitte & Touche LLP
24.1	Power of Attorney (included on signature page of this filing)

*
To be filed by amendment.

QuickLinks

PROSPECTUS SUMMARY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
CAPITALIZATION
DIVIDEND POLICY
MARKET FOR COMMON STOCK
SELECTED FINANCIAL DATA (in thousands, except per share data)
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
SELLING SHAREHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
REGISTRATION RIGHTS
DESCRIPTION OF INDEBTEDNESS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DATAPATH, INC. BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004 (amounts in thousands, except share data)
DATAPATH, INC. INCOME STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005, THE THREE MONTHS ENDED DECEMBER 31, 2004, THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003 (amounts and shares in thousands, except for per share data)
DATAPATH, INC. STATEMENTS OF SHAREHOLDER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2003, THE NINE MONTHS ENDED SEPTEMBER 30, 2004, THE THREE MONTHS ENDED DECEMER 31, 2004 AND THE YEAR ENDED DECEMBER 31, 2005 (amounts and shares in thousands)
DATAPATH, INC. STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2005, THE THREE MONTHS ENDED DECEMBER 31, 2004, THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003 (amounts in thousands)
DATAPATH, INC. NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE YEAR ENDED DECEMBER 31, 2005, THE THREE MONTHS ENDED DECEMBER 31,2004, THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003
DATAPATH, INC. BALANCE SHEETS AS OF JUNE 30, 2006 AND DECEMBER 31, 2005 (amounts in thousands, except share data) (unaudited)
DATAPATH, INC. INCOME STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2006 and JULY 1, 2005 (amounts and shares in thousands, except for per share data) (unaudited)
DATAPATH, INC. STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND JULY 1, 2005 (amounts in thousands) (unaudited)
DATAPATH, INC. NOTES TO THE UNAUDITED CONDENSED FINANCIAL STATEMENTS AS OF JUNE 30, 2006 AND DECEMBER 31, 2005 AND FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND JULY 1, 2005
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution.
  Item 14. Indemnification of Directors and Officers.
  Item 15. Recent Sales of Unregistered Securities.
  Item 16. Exhibits and Financial Statement Schedules
  Item 17. Undertakings.
SIGNATURES
DATAPATH, INC. SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS (in thousands)
EXHIBIT INDEX